Form 10-K, Exhibit 13
period 1997-02-28
HOMESIDE INC
filed 1997-05-28
CIK 1016628

SELECTED CONSOLIDATED FINANCIAL DATA

                                                           For the        For the      For the         For the           For the
                                                         Period From   Three Months  Three Months    Three Months      Period From
                                                       March 16, 1996     Ended         Ended           Ended         March 16, 1996
                                                          to May 31,     August 31,  November 30,    February 28,    to February 28,
(Dollar amounts in thousands, except per share data)        1996           1996         1996             1997               1997
                                                        ---------------------------------------------------------------------------
Selected Statement of Income Data:
Revenues:
  Mortgage servicing fees .............................    $41,485       $83,349      $91,636          $95,871         $312,341
  Amortization of mortgage servicing rights ...........    (16,442)      (40,464)     (48,831)         (50,090)        (155,827)
                                                        ---------------------------------------------------------------------------
    Net servicing revenue .............................     25,043        42,885       42,805           45,781          156,514
  Interest income .....................................     12,719        22,270       25,241           21,277           81,507
  Interest expense ....................................    (14,962)      (23,920)     (22,321)         (26,497)         (87,700)
                                                        ---------------------------------------------------------------------------
    Net interest revenue ..............................     (2,243)       (1,650)       2,920           (5,220)          (6,193)
  Net mortgage origination revenue ....................     10,810        16,273       16,521           22,469           66,073
  Other income ........................................        107           355           79              141              682
                                                        ---------------------------------------------------------------------------
    Total revenues ....................................     33,717        57,863       62,325           63,171          217,076
  Salaries and employee benefits ......................     11,480        21,177       20,650           19,669           72,976
  Occupancy and equipment .............................      1,846         3,084        3,337            3,503           11,770
  Servicing losses on investor-owned loans and
    foreclosure-related expenses ......................      3,938         4,058        4,957            4,981           17,934
  Other expenses ......................................      5,345        12,523       11,711           12,135           41,714
                                                        ---------------------------------------------------------------------------
    Total expenses ....................................     22,609        40,842       40,655           40,288          144,394
Income before income taxes and extraordinary
  loss on early extinguishment of debt ................     11,108        17,021       21,670           22,883           72,682
Income tax expense ....................................      4,554         6,954        9,015            8,750           29,273
                                                        ---------------------------------------------------------------------------
Income before extraordinary loss on early
  extinguishment of debt ..............................      6,554        10,067       12,655           14,133           43,409
Extraordinary loss on early extinguishment
  of debt, net of tax .................................        --            --           --              6,440            6,440
                                                        ---------------------------------------------------------------------------
Net income ............................................     $6,554       $10,067      $12,655           $7,693          $36,969
                                                        ===========================================================================

Per Share Data:
Income per share before extraordinary loss ............      $0.34         $0.29        $0.36            $0.37            $1.33
Net income per share ..................................      $0.34         $0.29        $0.36            $0.20            $1.13
Weighted average shares outstanding ................... 19,246,902    34,973,790   34,996,360       38,279,486       32,687,780
                                                        ===========================================================================
Selected Balance Sheet Data at End of Period:
Mortgage loans held for sale ..........................   $974,484    $1,290,841   $1,101,229         $805,274         $805,274
Mortgage servicing rights .............................  1,235,708     1,428,117    1,339,819        1,614,307        1,614,307
Total assets ..........................................  2,666,771     2,934,938    2,858,711        2,752,182        2,752,182
Warehouse credit facility .............................    954,994     1,245,591    1,074,583          835,396          835,396
Long-term debt ........................................  1,168,059     1,064,067    1,157,508        1,134,235        1,134,235
Total liabilities .....................................  2,301,817     2,559,817    2,470,785        2,239,886        2,239,886
Total stockholders' equity ............................    364,954       375,121      387,926          512,296          512,296
                                                        ===========================================================================

Selected Operating Data:
Volume of loan production ............................. $3,780,236    $5,492,199   $5,540,875       $6,064,225      $20,877,535
Loan servicing portfolio (at period end) .............. 78,391,496    85,835,155   88,706,478       90,192,247       90,192,247
Loan servicing portfolio (average during the period) .. 44,718,020(a) 82,247,794   87,537,188       90,540,220       75,692,214(b)
Weighted average interest rate of the servicing
   portfolio (at period end) ..........................      7.86%         7.92%        7.91%            7.92%            7.92%
Weighted average servicing fee of the servicing
   portfolio (at period end) ..........................     0.367%        0.363%       0.359%           0.359%           0.359%

------------
(a)  Period information is for March 1, 1996 through May 31, 1996.
(b)  Period information is for March 1, 1996 through February 28, 1997.

                                 HomeSide, Inc.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

HomeSide--For the Period From March 16, 1996 to February 28, 1997


General

HomeSide, Inc. ("HomeSide" or the "Company") was formed on December 11, 1995 by an investor group, consisting of Thomas H. Lee Company and its affiliates and Madison Dearborn Partners (collectively, the "Investors"), and signed a definitive stock purchase agreement with The First National Bank of Boston ("Bank of Boston" or "BKB") for the purpose of acquiring certain assets and liabilities of the mortgage banking business ("BBMC") owned by Bank of Boston. Bank of Boston received cash and an ownership interest in the Parent. The transaction closed on March 15, 1996 and HomeSide began operations on March 16, 1996.

On May 31, 1996, Barnett Banks, Inc. ("Barnett") sold certain of its mortgage banking operations ("BMC"), primarily its mortgage servicing portfolio, mortgage servicing operations and proprietary mortgage banking software systems, to HomeSide. Barnett received cash and an ownership interest in HomeSide. Barnett Mortgage Company was subsequently renamed HomeSide Holdings, Inc. For more information on these acquisitions, see Note 4 of Notes to Consolidated Financial Statements.

HomeSide has adopted a February 28 fiscal year end. The purchase method of accounting was used for the BBMC and BMC acquisitions, and accordingly, assets acquired and liabilities assumed were recorded at their estimated fair values at the date of acquisition.

HomeSide's operating results are not directly comparable to BBMC and BMC historical operating results due, in part, to different balance sheet valuations (estimated fair value as compared to historical cost). In addition, certain production channels were retained by Bank of Boston and all of BMC's production channels were retained by Barnett. Accordingly, comparative financial statements for the same period in the prior year have not been presented. Instead, a comparison is presented of the four quarters in the period from March 16, 1996 to February 28, 1997. Results of operations prior to May 31, 1996 do not include the results of operations of BMC, which was acquired on May 31, 1996.

Mortgage banking is a specialized branch of the financial services industry which primarily involves (i) originating and purchasing mortgage loans ("origination" and/or "production"); (ii) selling the originated mortgages to third parties either as mortgage-backed securities or as whole loans ("secondary marketing"); (iii) servicing of mortgage loans on behalf of the ultimate purchasers, which includes the collection and disbursement of payments of mortgage principal and interest, the collection of payments of taxes and insurance premiums to pay property taxes and insurance premiums and management of certain loan default activities (collectively, "servicing"); and (iv) the purchase and sale of the rights to service mortgage loans.

Mortgage bankers originate loans generally through two channels: wholesale and direct. Wholesale origination involves the origination of mortgage loans from sources other than homeowners, including mortgage brokers and other mortgage lenders. Direct origination typically includes (i) networks of retail loan offices with sales staff that solicit business from homeowners, realtors, builders and other real estate professionals, (ii) centers that use telemarketing, direct mail and advertising to market loans directly to home buyers or homeowners, (iii) affinity and co-branding partnerships and (iv) corporate relocation programs. Once originated or purchased, mortgage bankers hold the loans temporarily ("warehousing") until they are sold, typically earning an interest spread equal to the difference between the loan's interest rate and the cost of financing the loan. Each loan is sold either excluding or including the associated right to service the loan.

Mortgage bankers rely mainly on short-term borrowings, such as warehouse lines, to finance the origination of mortgages that are then typically sold. Mortgage bankers also borrow on a longer term basis to finance their servicing assets and working capital requirements. Revenues consist primarily of those related to servicing and, to a lesser extent, fees and interest spreads from originations. The major expenses of a mortgage banker include costs of financing, operating costs related to origination and servicing and the amortization of mortgage servicing rights. Included in costs of financing is the benefit derived from holding custodial deposits. Custodial deposits are comprised of amounts collected from borrowers and not yet remitted to investors, taxing authorities and other third parties.

Mortgage bankers typically seek to retain the rights to service the loans they originate and to acquire rights to service additional loans in order to generate recurring fee income. The purchase and sale of servicing rights can occur on a loan-by-loan basis or on a portfolio (group of loans) basis. Prices for servicing rights are typically stated as a multiple of the servicing fee or as a percentage of the outstanding unpaid principal balance for a group of mortgage loans. Values of servicing portfolios are determined on the basis of the present value of the servicing fee income stream (net of servicing costs) expected to be received over the estimated life of the loans. The assets of a mortgage banking company consist primarily of loans in warehouse and the value of the servicing rights purchased ("purchased mortgage servicing rights" or "PMSR") or originated ("originated mortgage servicing rights" or "OMSR").

The following information regarding loan production activities and the servicing portfolio for HomeSide is presented to aid in understanding the results of operations and financial condition of HomeSide for the period from March 16, 1996 to May 31, 1996, each of the three months ended August 31, 1996, November 30, 1996 and February 28, 1997 and the period from March 16, 1996 to February 28, 1997.


                                HomesSide, Inc.
10

Loan Production Activities

                                         For the              For the             For the            For the            For the
                                        Period From         Three Months       Three Months       Three Months        Period From
                                      March 16, 1996            Ended              Ended              Ended        March 16, 1996 to
                                      to May 31, 1996      August 31, 1996   November 30, 1996  February 28, 1997  February 28, 1997
                                     -----------------------------------------------------------------------------------------------
                                                                          (dollars in millions)
Total production and acquisitions
Correspondent (includes volumes
  purchased from BKB and Barnett) ..       $1,893               2,950              $3,249            $3,021             $11,113
Co-issue(a) ........................        1,419               2,208               1,985             2,610               8,222
Broker .............................          220                 155                 168               300                 843
                                     -----------------------------------------------------------------------------------------------
Total Wholesale ....................        3,532               5,313               5,402             5,931              20,178
Direct .............................          248                 179                 139               134                 700
                                     -----------------------------------------------------------------------------------------------
Total production ...................        3,780               5,492               5,541             6,065              20,878
Bulk acquisitions ..................           --               4,073                  --               --                4,073
                                     -----------------------------------------------------------------------------------------------
Total production and acquisitions ..       $3,780              $9,565              $5,541            $6,065             $24,951
                                     ===============================================================================================

------------
(a) Co-issue production represents the purchase of servicing rights from a correspondent under contracts to deliver specified volumes on a monthly or quarterly basis. The substance of this transaction is the purchase of a loan and mortgage servicing right with the instantaneous sale of the loan with the servicing right retained. Amounts represent the unpaid principal balance of mortgage debt to which the acquired servicing rights relate.


Total loan production increased from $3.8 billion in the period from March 16, 1996 to May 31, 1996 to $5.5 billion in the second and third quarters and $6.1 billion for the three months ended February 28, 1997. These increases were due to the additional production resulting from the acquisition of BMC on May 31, 1996 and growth in HomeSide's existing wholesale channels. In addition, HomeSide made bulk servicing acquisitions of $4.1 billion during the second quarter of fiscal 1997.

Servicing Portfolio

                                        For the            For the              For the            For the             For the
                                      Period From       Three Months        Three Months       Three Months         Period From
                                     March 1, 1996          Ended               Ended              Ended         March 1, 1996 to
                                    to May 31, 1996    August 31, 1996    November 30, 1996  February 28, 1997   February 28, 1997
                                    -----------------------------------------------------------------------------------------------
                                                                          (dollars in millions)
Balance at beginning of period ...      $42,907           $78,391              $85,835            $88,706             $42,907
Acquisition of BMC ...............       33,082                --                   --                 --              33,082
Other additions ..................        4,102             9,842                5,244              6,064              25,252
                                    -----------------------------------------------------------------------------------------------
    Total additions ..............       37,184             9,842                5,244              6,064              58,334
                                    -----------------------------------------------------------------------------------------------
Scheduled amortization ...........          235               494                  517                576               1,822
Prepayments ......................        1,321             1,702                1,529              1,674               6,226
Foreclosures .....................          130               137                  106                141                 514
Sales of servicing ...............           14                65                  221              2,187(a)            2,487(a)
                                    -----------------------------------------------------------------------------------------------
Total reductions .................        1,700             2,398                2,373              4,578              11,049
                                    -----------------------------------------------------------------------------------------------
Balance at end of period .........      $78,391           $85,835              $88,706            $90,192             $90,192
                                    ===============================================================================================

------------
(a) Includes $1.9 billion of servicing sold as part of the sale of Honolulu Mortgage Company.

The number of loans being serviced at February 28, 1997 was 1,087,336, compared to 1,085,000 as of November 30, 1996, 1,059,000 as of August 31, 1996, 984,000
as of May 31, 1996 and 510,000 as of March 1, 1996. HomeSide's strategy is to build its mortgage servicing portfolio and benefit from the economies of scale inherent in the business.


Results of Operations

Summary

HomeSide reported net income before an extraordinary item of $14.1 million during the fourth quarter of fiscal 1997, compared to net income of $12.6 million during the third quarter of fiscal 1997, $10.1 million during the second quarter of fiscal 1997 and $6.6 million during the first quarter of fiscal 1997. Net income before an extraordinary item for the period from March 16, 1996 to February 28, 1997 was $43.4 million. Included in net income for fiscal 1997 and the fourth fiscal quarter is an extraordinary charge. HomeSide used a portion of the proceeds from the sale of common stock to pre-pay $70.0 million of Notes. In connection with the early repayment of notes, HomeSide wrote off a portion of the unamortized debt-issue cost related to the Notes and incurred a pre-payment penalty of $7.9 million. The

                                 HomeSide, Inc.

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

extraordinary loss amounted to $6.4 million net of tax of $4.3 million, or $0.13 per share. For the fourth fiscal quarter, net income after the extraordinary item was $7.7 million. Net income after the extraordinary item was $37.0 million for fiscal 1997.

Total revenues during fiscal 1997 increased from $33.7 million in the first quarter to $57.9 million in the second quarter, $62.3 million in the third quarter and $63.2 million in the fourth quarter. The primary reasons for the increase of $0.9 million in total revenue in the fourth quarter as compared to the third quarter of fiscal 1997 were an increase of $3.0 million in net servicing revenue and an increase of $6.0 million in net mortgage origination revenue, offset by a decrease of $8.1 million in net interest revenue. The increase in net servicing revenue was due to an increase in the size of the servicing portfolio, and the increase in net mortgage origination revenue was accounted for by increased loan production. Net interest revenue decreased, because the average balances of mortgage loans held for sale and custodial balances declined from quarter to quarter.

The primary reason for the increase of $4.4 million in total revenue in the third quarter as compared to the second quarter of fiscal 1997 was an increase of $4.6 million in net interest revenue. Interest income increased in the third quarter as compared with the second quarter of fiscal 1997 as the result of an increase in the average balance of mortgage loans held for sale. Lower short-term interest rates, improved pricing on borrowings under the bank line of credit and higher balances of custodial deposits lowered the interest expense for the third quarter of fiscal 1997 compared to the second quarter.

The increase of $24.2 million in total revenues in the second quarter as compared to the first quarter of fiscal 1997 was primarily a result of the acquisition of BMC on May 31, 1996. Results of operations for BMC are included from the date of acquisition and, therefore, are not included in HomeSide's first quarter of fiscal 1997 results. The BMC servicing portfolio was $33.1 billion at May 31, 1996 and its acquisition increased HomeSide's servicing portfolio by 75% on that date and also increased net servicing revenue from $25.0 million in the first quarter of fiscal 1997 to $42.9 million in the second quarter of fiscal 1997. Also as part of the BMC acquisition, Barnett agreed to sell HomeSide the loans produced by the loan production networks retained by Barnett. This additional production increased net mortgage origination revenue.


Net Servicing Revenue

Net servicing revenue increased from $25.0 million in the first quarter of fiscal 1997 to $42.9 million in the second quarter, $42.8 million in the third quarter and $45.8 million in the fourth quarter. Net servicing revenue for the period from March 16, 1996 to February 28, 1997 was $156.5 million. Mortgage servicing fees generally range from 0.25% to 0.50% per annum of the declining principal balances of the loans. HomeSide's weighted average servicing fee, excluding ancillary income, during each of the quarters of fiscal 1997 was as follows: 0.367% during the first quarter, 0.363% during the second quarter, 0.359% during the third quarter and 0.359% during the fourth quarter. The decrease in the weighted average servicing fee from the first quarter to the second quarter of fiscal 1997 was due to the servicing rights acquired in the BMC acquisition. These servicing rights generally had lower servicing fees due to the lower proportion of government loans in BMC's servicing portfolio as compared to the servicing portfolio acquired from BBMC and serviced by HomeSide during the first quarter. Likewise, the second quarter bulk acquisition of servicing rights consisted of a relatively lower proportion of government servicing, further reducing the weighted average servicing fee from the second quarter to the third quarter. The acquisition took place on August 31, 1996 but was not transferred to HomeSide's servicing system until the third fiscal quarter. Mortgage servicing fees increased from $41.5 million in the first quarter to $83.3 million in the second quarter, primarily as a result of the BMC acquisition. The increases in mortgage servicing fees from $83.3 million in the second quarter to $91.6 million in the third quarter and $95.9 million in the fourth quarter are the result of increases in the size of the servicing portfolio. Amortization of mortgage servicing rights, which is recorded over the estimated servicing period in proportion to estimated servicing revenue increased throughout the period from March 16, 1996 to February 28, 1997 as a result of a higher average servicing portfolio balance.


Risk Management Activities

HomeSide has a risk management program designed to protect the economic value of its mortgage servicing portfolio from declines in value due to increases in estimated loan prepayment speeds, which are primarily influenced by declines in interest rates. When loans prepay faster than anticipated, the cash flow HomeSide expects to receive from servicing such loans is reduced. The value of mortgage servicing rights is based on the present value of the cash flows to be received over the life of the loan and therefore, the value of the servicing portfolio declines as prepayments increase.

During the period from March 16, 1996 to February 28, 1997, HomeSide purchased options on U.S. Treasury bond futures to protect a significant portion of the market value of its mortgage servicing portfolio from a decline in value. The option contracts used by HomeSide have characteristics such that they tend to increase in value as interest rates decline. Conversely, these option contracts tend to decline in value as interest rates rise. Accordingly, changes in value of these securities will tend to move inversely with changes in value of HomeSide's mortgage servicing rights.

                                 HomeSide, Inc.

These option contracts are designated as hedges on the purchase date and such designation is at a level at least as specific as the level at which mortgage servicing rights are evaluated for impairment. The option contracts are marked-to-market with changes in market value deferred as an adjustment to the carrying value of the related mortgage servicing right asset being hedged. Changes in market value that are deferred are amortized and evaluated for impairment in the same manner as the related mortgage servicing rights. The effectiveness of HomeSide's hedging activity can be measured by the correlation between changes in the value of the options and changes in the value of HomeSide's mortgage servicing rights. This correlation is assessed on a quarterly basis to ensure that high correlation is maintained over the term of the hedging program. During each of the periods presented, HomeSide has experienced a high measure of correlation between changes in the value of mortgage servicing rights and the option contracts. However, in periods of rising interest rates, the increase in value of mortgage servicing rights may outpace the decline in value of the option contracts, because the loss on the options is limited to the premium paid.

Since HomeSide's inception, cumulative net deferred gains and losses on risk management contracts resulted in a $121.6 million net loss. Of the $121.6 million net loss, $11.0 million was amortized and recognized as a component of amortization of mortgage servicing rights, resulting in a net deferred hedge loss of $110.6 million, which is included in the carrying value of mortgage servicing rights at February 28, 1997. The increase in the estimated fair value of the mortgage servicing rights approximated the net hedge loss. HomeSide's future cash needs as they relate to its hedging program will be influenced by such factors as long-term interest rates, loan production levels and growth in the mortgage servicing portfolio. The fair value of open risk management contracts at February 28, 1997 was $45.2 million, which was equal to their carrying amount because the options are marked-to-market at each reporting date. See "--Liquidity and Capital Resources" for further discussion of HomeSide's sources and uses of cash. See Note 3 of Notes to Consolidated Financial Statements for a description of HomeSide's accounting policy for its risk management contracts. See Notes 14, 15 and 16 of Notes to Consolidated Financial Statements for additional fair value disclosures with respect to HomeSide's risk management contracts.


Net Interest Revenue

Net interest revenue is driven by the level of interest rates, the direction in which rates are moving and the spread between short- and long-term interest rates. These factors influence the size of the residential mortgage origination market, HomeSide's production volumes and the interest rates HomeSide earns on loans and pays to its lenders.

Loan refinancing levels are the biggest contributor to changes in the size of the mortgage origination market. To reduce the cost of their home mortgages, borrowers tend to refinance their loans during periods of declining interest rates, increasing the size of the market and HomeSide's production volumes.
Higher production volumes result in higher average balances of loans held for sale and consequently higher levels of interest income from interest earned on such loans prior to their sale. This higher level of interest income due to increased volumes is partially offset by the lower rates earned on the loans.

Overall borrowing costs also fluctuate with changes in interest rates. Currently, the interest expense HomeSide pays to finance mortgage loans held for sale and other net assets is generally calculated with reference to short-term interest rates. In addition, because mortgage loans held for sale earn interest based on longer term interest rates, the level of net interest revenue is also influenced by the spread between long-term and short-term interest rates.

Net interest revenue during fiscal 1997 was $(2.2) million during the first quarter, $(1.7) million during the second quarter, $2.9 million during the third quarter and $(5.2) million during the fourth quarter. Net interest revenue for the period from March 16, 1996 to February 28, 1997 was $(6.2) million. Interest income and interest expense increased during the second quarter of fiscal 1997 as compared with the first quarter as a result of an increase in the average balance of mortgage loans held for sale from $770.0 million in the first quarter of fiscal 1997 to $1.3 billion during the second quarter of fiscal 1997 and an increase in the average balance of notes payable to banks from $1.3 billion to $2.0 billion from the first quarter to the second quarter of fiscal 1997, respectively. The acquisition of BMC on May 31, 1996 contributed to the increased balances of mortgage loans held for sale and borrowings. Interest income during the second quarter was also positively affected by a general increase in long-term interest rates during the second quarter.

Interest income increased, while interest expense decreased, during the third quarter of fiscal 1997 as compared with the second quarter of fiscal 1997. The increase in interest income during the third quarter was the result of an increase in the average balance of mortgage loans held for sale from $1.3 billion in the second quarter to $1.4 billion during the third quarter of fiscal 1997. Lower short-term interest rates and improved pricing on borrowings under the bank line of credit contributed to the reduction in interest expense in the third quarter of fiscal 1997 as compared with the second quarter of fiscal 1997. In addition, the average balance of custodial deposits increased from $1.3 billion in the second fiscal quarter to $1.4 billion in the third fiscal quarter of 1997. Interest expense is reduced by credits received on borrowings for custodial deposits.

Interest income decreased, while interest expense increased, in the fourth quarter of fiscal 1997 as compared with the third quarter of fiscal 1997. The decrease in interest income during the fourth quarter was the result of a lower average balance of


                                                                              13
                                 HomeSide, Inc.

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

mortgage loans held for sale during the fourth quarter compared to the third quarter. During the fourth quarter, more mortgage loans were sold under repurchase agreements than in previous quarters in fiscal 1997. Repurchase agreements provide an alternative to the bank line of credit for mortgage loans held for sale. Under these agreements, mortgage loans are sold earlier and not held as long in the warehouse. These agreements have the effect of increasing gains on sales of loans and reducing interest income. The increase in interest expense in the fourth quarter of fiscal 1997 as compared with the third quarter reflects the lower average balances for custodial deposits. The benefit from custodial deposits reduces interest expense.


Net Mortgage Origination Revenue

Net mortgage origination revenue is comprised of fees earned on the origination of mortgage loans, gains and losses on the sale of loans, gains and losses resulting from hedges of secondary marketing activity and fees charged to review loan documents for purchased loan production.

Net mortgage origination revenue increased during fiscal 1997 from $10.8 million during the first quarter to $16.3 million during the second quarter, $16.5 million during the third quarter and $22.5 million during the fourth quarter. Total net mortgage origination revenue for the period from March 16, 1996 to February 28, 1997 was $66.1 million. As noted above, loan production, exclusive of bulk servicing acquisitions, increased during fiscal 1997 from $3.8 billion in the first quarter to $5.5 billion in the second quarter, $5.5 billion in the third quarter and $6.1 billion in the fourth quarter. The increase in loan production from the first to the second quarter of fiscal 1997 is reflective of production from the preferred seller relationship with Barnett established as part of the BMC acquisition. HomeSide's primary origination activities during fiscal 1997 were through correspondent and co-issue channels. HomeSide expects these channels to continue to be the primary loan origination sources in the future.


Salaries and Employee Benefits

Salaries and employee benefits expense increased from $11.5 million in the first quarter of fiscal 1997 to $21.2 million in the second quarter of fiscal 1997, decreased to $20.6 million during the third quarter of fiscal 1997 and decreased to $19.7 million during the fourth quarter of fiscal 1997. Salaries and employee benefits for the period from March 16, 1996 to February 28, 1997 were $73.0 million. The increase in salaries and employee benefits from the first quarter to the second quarter of fiscal 1997 was due to growth in the number of employees as a result of the acquisition of the mortgage servicing operations of BMC on May 31, 1996. The average number of full time equivalent employees grew from 1,096 during the first quarter of fiscal 1997 to 1,879 during the second quarter of fiscal 1997. The subsequent decreases were due to the continuing integration of the BMC servicing operations and the corresponding reduction in the number of employees. The average number of full time equivalent employees fell from 1,879 during the second quarter to 1,708 during the third quarter and 1,689 during the fourth quarter.


Occupancy and Equipment Expense

Occupancy and equipment expense primarily includes rental expense, repairs and maintenance costs, certain computer software expenses and depreciation of HomeSide's premises and equipment. Occupancy and equipment expense for the period from March 16, 1996 to February 28, 1997 was $11.8 million. Occupancy and equipment expense grew during fiscal 1997 from $1.9 million during the first quarter to $3.1 million during the second quarter, $3.3 million during the third quarter and $3.5 million during the fourth quarter.

The increase in occupancy and equipment expense was due to the premises and equipment acquired in the BMCacquisition and increases in information systems required to handle the growing mortgage servicing portfolio.


Servicing Losses on Investor-Owned Loans and
Foreclosure-Related Expenses

Servicing losses on investor-owned loans and foreclosure-related expenses represent anticipated losses primarily attributable to servicing FHA and VA loans for investors. These amounts include actual losses for final disposition of loans, accrued interest for which payment has been denied, non-recoverable foreclosure costs and estimates for potential losses based on HomeSide's experience as a servicer of government loans.

During fiscal 1997 the servicing losses on investor-owned loans and foreclosure-related expenses increased from $3.9 million for the first quarter to $4.1 million for the second quarter, $4.9 million for the third quarter and $5.0 million for the fourth quarter. Servicing losses on investor-owned loans and foreclosure-related expenses for the period from March 16, 1996 to February 28, 1997 was $17.9 million. The increases are largely attributable to the acquisition of the BMC servicing portfolio and the growth of the servicing portfolio resulting from loan production.

Included in the balance of accounts payable and accrued liabilities at February 28, 1997 is a reserve for estimated servicing losses on investor-owned loans of $21.7 million. The reserve has been established for potential losses related to the mortgage servicing portfolio. Increases to the reserve are charged to earnings as servicing losses on investor-owned loans. The reserve is decreased for actual losses incurred related to the mortgage servicing portfolio. HomeSide's historical loss experience on VA loans generally has been consistent with industry experience.

                                 HomeSide, Inc.

Other Expenses

Other expenses consist mainly of professional fees, communications expense, advertising and public relations, data processing expenses and certain loan origination expenses. The level of other expenses fluctuates in part based upon the level of HomeSide's mortgage servicing portfolio and loan production volumes.

Other expenses during fiscal 1997 were $5.4 million for the first quarter, $12.5 million for the second quarter, $11.7 million for the third quarter and $12.1 million for the fourth quarter. Other expenses for the period from March 16, 1996 to February 28, 1997 were $41.7 million. The increase in other expenses from the first to the second quarter of fiscal 1997 was the result of the acquisition of BMC.


Income Tax Expense

HomeSide's income tax expense was $4.6 million during the first quarter of fiscal 1997, $7.0 million during the second fiscal quarter, $9.0 million during the third fiscal quarter and $8.7 million during the fourth fiscal quarter. Income tax expense was $29.3 million for the period from March 16, 1996 to February 28, 1997, all of which was deferred. The increases in income tax expense were attributable to the increases in net income. The effective income tax rate for fiscal 1997 was approximately 40%.


Liquidity and Capital Resources

Operations

Net cash provided by operations was $203.8 million for the period from March 16, 1996 to February 28, 1997. The primary uses of cash in operations were to fund loan originations and pay corporate expenses. These uses of cash were offset by cash provided from servicing fee income, loan sales and principal repayments. Cash flows from loan originations are dependent upon current economic conditions and the level of long-term interest rates. Decreases in long-term interest rates generally result in higher loan refinancing activity which results in higher cash demands to meet increased loan production levels. Cash needs in times of increased production are primarily met through borrowings and loan sales.


Investing

Net cash used in investing activities was $862.2 million during the period from March 16, 1996 to February 28, 1997. Cash used in investing activities was primarily used for the purchase and origination of mortgage servicing rights and the purchase of options on U.S. Treasury bond futures as part of HomeSide's hedging program. During the period from March 16, 1996 to February 28, 1997, HomeSide also made payments of $133.4 million and $106.2 million to acquire certain mortgage banking operations of BBMC and BMC, respectively (see Note 4 of Notes to Consolidated Financial Statements). Future uses of cash for investing activities will be dependent on the mortgage origination market and HomeSide's hedging needs. HomeSide is not able to estimate the timing and amount of cash uses for future acquisitions of other mortgage banking entities, if such acquisitions were to occur.


Financing

During the period from March 16, 1996 to February 28, 1997, HomeSide had $711.1 million of net cash provided by financing activities. The primary sources of cash from financing activities during the period were $269.6 million from proceeds from issuance of common stock, net borrowings under HomeSide's lines of credit of $334.2 million and $200.0 million from the issuance of Notes. Cash used in financing activities was used to repay a $90.0 million bridge loan, $70.0 million of the Notes issued earlier in the year and the payment of debt issue costs.

Cash from financing activities was provided by the three-year senior revolving credit facility that was entered into on March 15, 1996 and re-issued on January 31, 1997. The line of credit is subject to a $2.5 billion limit and is unsecured. Under certain circumstances, amounts outstanding under the credit facility become secured obligations. The $2.5 billion commitment is comprised of a servicing-related credit facility, capped at $950.0 million, and a warehouse loan commitment. Such borrowings bear interest at rates per annum based on, at HomeSide's option, (A) the highest of (i) the lead bank's prime rate, (ii) the secondary market rate of certificates of deposit plus 100 basis points, and
(iii) the federal funds rate in effect from time to time plus 0.5% or (B) a eurodollar rate. Cash provided by the bank line of credit is the result of borrowings needed to finance loan origination activity. In periods of higher loan origination activity, cash needs are greater and, accordingly, HomeSide must borrow under the credit facility in order to meet production demand. In periods of reduced loan demand, proceeds from loan sales can be used to pay down the bank line of credit. In future periods, it is expected that cash financing needs will primarily be met from drawings under the bank line of credit and other facilities which may be entered into from time to time, as well as from the issuance of debt securities in the public markets. There can be no assurance that such additional facilities will be available or that market conditions at any given time will be such that public issuances of debt securities can be effected on favorable terms. On January 15, 1997, HomeSide entered into a short-term credit facility in an aggregate principal amount of $85.0 million. On March 14, 1997, HomeSide entered into another short-term credit facility in an aggregate principal amount of $100.0 million. These facilities each expire on the earlier to occur of May 1, 1997, or the consummation of the initial sale of the medium-term debt securities. Drawings under both the facilities are based on a variety of indices, including the bank's prime rate, federal funds and the secondary market rate for certificates of deposit.

                                 HomeSide, Inc.

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)


In February 1997, HomeSide Lending, Inc., HomeSide's primary operating subsidiary, filed a shelf registration statement in connection with a public offering of various debt securities. The proceeds from the issuance of such securities, if drawn upon, will be used to reduce amounts outstanding under the bank line of credit or to repay other outstanding indebtedness and for working capital and general corporate purposes, including the purchase of mortgage servicing rights.

During the period from March 16, 1996 to February 28, 1997, net cash provided by operations was $203.8 million, cash used in investing activities was $862.2 million and cash provided by financing activities was $711.1 million, resulting in a net increase in cash of $52.7 million. HomeSide expects that to the extent cash generated from operations is inadequate to meet its liquidity needs, those needs can be met through financing from its bank credit facility, other credit facilities which may be entered into from time to time and the public issuance of debt securities. Accordingly, HomeSide does not currently anticipate that it will make sales of servicing rights to any significant degree for the purpose of generating cash. Nevertheless, in addition to its cash and mortgage loans held for sale balances, HomeSide's portfolio of mortgage servicing rights provides a potential source of funds to meet liquidity requirements, especially in periods of rising interest rates when loan origination volume slows. Future cash needs are highly dependent on future loan production and servicing results, which are influenced by changes in long-term interest rates.


Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This report contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements in this report regarding trends in interest rates, loan production levels, values of mortgage servicing rights and potential acquisitions are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

                                 HomeSide, Inc,

Management's Discussion and Analysis of Financial
Condition and Results of Operations

BBMC--For the Periods January 1, 1996 to March 15, 1996 and January 1, 1995 to March 31, 1995 and for the Two Years Ended December 31, 1995


General

Prior to March 15, 1996, BBMC was a wholly-owned subsidiary of Bank of Boston, a subsidiary of Bank of Boston Corporation ("BKBC"). On March 15, 1996, BBMC was acquired by HomeSide. The interim financial statements of BBMC have been prepared for the period January 1, 1996 to March 15, 1996 to coincide with the closing of the BBMC Acquisition. Results of operations for periods subsequent to March 15, 1996 are included in the financial statements of HomeSide. Results of operations for the three months ended March 31, 1995 have been presented for comparative purposes. Unless otherwise noted, references to the first quarter 1996 pertain to the period January 1, 1996 to March 15, 1996. BBMC reported earnings on a calendar year basis.

BBMC operates as a full-service mortgage banking firm emphasizing wholesale mortgage originations and low cost mortgage servicing. Servicing activities represent BBMC's primary revenue source. BBMC also generates revenue, to a lesser extent, from mortgage loan origination fees. BBMC incurs expenses for amortization of mortgage servicing rights, interest on its line of credit and general corporate activities.

On June 1, 1995, BBMC purchased certain assets and assumed certain liabilities of Bell Mortgage Company ("Bell Mortgage"), a privately-held mortgage origination company located in Minneapolis, Minnesota. The acquisition of Bell Mortgage was accounted for under the purchase method of accounting. Results of operations of Bell Mortgage are included in the 1995 consolidated financial statements from the date of acquisition. See Note 16 of Notes to Consolidated Financial Statements of BancBoston Mortgage Corporation on page 51 for further discussion.


Results of Operations

Summary

BBMC reported net income of $58.8 million in 1995 and $5.4 million in 1994. Net income in 1994 included an after tax positive effect of $3.5 million from a change in the accounting for mortgage servicing fee income. Prior to the effect of such adjustment, BBMC had income of $58.8 million in 1995 and $2.0 million in 1994. See Note 2 of Notes to Consolidated Financial Statements for further discussion of BBMC's accounting changes.

The increase in net income in 1995 as compared to 1994 was primarily due to factors that resulted from a decrease in interest rates coupled with growth in BBMC's servicing portfolio. The lower interest rate environment resulted in a gain related to BBMC's risk management activities in 1995 as compared to a loss in 1994. BBMC also benefited from a 9% increase in the balance of its residential servicing portfolio from $38.0 billion at December 31, 1994 to $41.6 billion at December 31, 1995.

The increases were partially offset, however, by higher mortgage servicing rights amortization charges as a result of larger mortgage servicing volumes and higher prepayment activity in 1995.

Long-term interest rates declined through mid-February 1996, the continuation of a trend which began in 1995. This decline led to an increase in loan production to $4.2 billion during the first quarter of 1996 from $1.2 billion during the first quarter of 1995, and resulted in growth in BBMC's mortgage servicing portfolio, which increased from $41.6 billion at December 31, 1995 to $44.2 billion at March 31, 1996. Beginning in late February and continuing through March 1996, long-term interest rates increased and negatively affected BBMC's results of operations for the first quarter. BBMC reported a net loss of $73.9 million during the first quarter of 1996, compared to net income of $3.4 million in the first quarter of 1995. The decrease in net income was primarily due to losses of $128.8 million on BBMC's risk management contracts during the first quarter of 1996, a result of increasing interest rates in late February and March 1996.


Net Servicing Revenue

Net servicing revenue increased from $67.0 million to $173.7 million, an increase of $106.7 million or 159.3%, from 1994 to 1995. This growth was comprised of a $115.4 million increase in gain on risk management contracts and a $32.5 million increase in mortgage servicing fees, offset by a $41.2 million increase in amortization of mortgage servicing rights. The gain on risk management contracts resulted primarily from a decline in interest rates in the fourth quarter of 1995 and was substantially offset by a related decrease in the economic value of the servicing portfolio, which was not reflected in earnings for the period. The cost of acquiring the right to service mortgage loans originated by others is capitalized and amortized as a reduction of servicing fee revenue over the estimated servicing period. The increases in mortgage servicing fees and amortization of mortgage servicing rights were primarily due to growth in BBMC's average servicing portfolio during 1995. Average servicing fees, excluding ancillary income, decreased slightly from 0.389% in 1994 to 0.383% in 1995.

At December 31, 1995, BBMC serviced approximately 510,000 loans, including loans purchased not yet on BBMC's servicing system, with an unpaid principal balance ("UPB") of $41.6 billion, compared to approximately 484,000 loans with UPB of $38.0 billion at December 31, 1994, an increase of $3.6 billion, or 9.5%. The average servicing volume increased from $33.2 billion in 1994 to $39.3 billion in 1995, an increase of $6.1 billion or 18.4%. Growth in BBMC's servicing portfolio was primarily generated by wholesale loan production, which includes correspondent, co-issue and broker channels. BBMC also purchased servicing rights in bulk from other mortgage servicing entities. Bulk purchases totalled $5.5 billion and $0.7 billion in 1994 and 1995, respectively.

                         BancBoston Mortgage Corporation
                  (Acquired by HomeSide, Inc. on March 15, 1996
                and now known as HomeSide Lending, Inc.-- Note 1)

Management's Discussion and Analysis of Financial
Condition and Results of Operations (Continued)


In addition to growth in the servicing portfolio, an increase in late fee income contributed to the rise in mortgage servicing revenue during 1995. Late fees are included as a component of mortgage servicing revenue. BBMC instituted efforts to improve the collection of ancillary fee income during the year which contributed to an increase in late fee charges collected from $10.5 million in 1994 to $14.4 million in 1995. Late fee income also increased as a result of increases in BBMC's servicing portfolio size and average loan size. The higher average loan size translates into higher loan payments on which late fees are based. There was little or no change in the rate on which late fees were computed during 1995 as compared to 1994.

During the first quarter of 1996, BBMC had net servicing revenues of $(97.1) million, as compared to servicing revenues of $24.2 million in the first quarter of 1995. The net negative amount recorded as servicing revenue in 1996 was primarily due to losses on BBMC's risk management contracts. Excluding the effect of risk management contracts, net servicing revenue increased from $20.6 million in the first quarter 1995 to $31.7 million in the first quarter 1996. In the first quarter of 1995, BBMC recorded gains on risk management contracts of $3.6 million. Due to an increase in long-term interest rates in late February and early March 1996, BBMC experienced losses on risk management contracts of $128.8 million during the quarter. Changes in the value of BBMC's mortgage servicing rights substantially offset the loss on risk management contracts. However, such changes in value were not fully recorded in the financial statements of BBMC because servicing rights were recorded at the lower of amortized cost or market value.

The decrease in net servicing revenue was partially offset by a reduction in amortization of mortgage servicing rights from $23.1 million in the first quarter of 1995 to $7.2 million in the first quarter of 1996. The reduction in amortization was due to the increase in long-term interest rates noted above, which had a favorable effect on the prepayment estimates used in calculating BBMC's periodic amortization expense. Because mortgage servicing rights are amortized over the expected period of service fee revenues, a reduction in mortgage prepayment activity typically results in a longer estimated life of the mortgage servicing asset and, accordingly, lower amortization expense. Amortization charges are highly dependent upon the level of prepayments during the period and changes in prepayment expectations, which are significantly influenced by the direction and level of long-term interest rate movements.


Risk Management Activities

BBMC had a risk management program designed to protect the economic value of its mortgage servicing portfolio from declines in value due to increases in estimated prepayment speeds, which are primarily influenced by declines in interest rates. When loans prepay faster than anticipated, the cash flow BBMC would expect to receive from servicing such loans was reduced. Because the value of the mortgage servicing rights is based on the present value of the net cash flows to be received over the life of the loan, the value of the servicing portfolio declines as prepayments increase.

Prior to 1994, risk management of the mortgage servicing rights value was principally conducted by BKB as part of a consolidated risk management program. Through the third quarter of 1995, BKB continued to manage a portion of the risk associated with the servicing portfolio.

To implement its risk management objectives, BBMC purchased risk management contracts that increased in value when long-term interest rates declined, or when prepayment speeds increased above a specified level. During 1994 and 1995, BBMC purchased options on long-term United States Treasury bond futures to protect a significant portion of the market value of its mortgage servicing portfolio from a decline in value. The value of BBMC's risk management position was designed to perform inversely with changes in value of mortgage servicing rights due to the effects of the changes in interest rates. The options were marked to market at each reporting date with changes in value reported in revenues. BBMC recognized a gain on risk management contracts of $108.7 million in 1995. While the value of the servicing portfolio declined, the full effect of such decline was not reflected in BBMC's financial results because the value of the associated service rights exceeded its book value. Due to a rising interest rate environment, BBMC experienced a $6.7 million loss related to its risk management contracts in 1994.

BBMC recognized a gain on risk management contracts of $108.7 million in 1995, of which $86.5 million was unrealized. During the first quarter of 1996, long-term interest rates increased, reversing the declining trend which prevailed during 1995. As a result, through the date of the sale of BBMC in March 1996, BBMC recognized a loss on risk management contracts of $128.8 million, which included a reversal of such $86.5 million unrealized gain recognized during 1995. In 1995 and 1996, changes in the value of BBMC's mortgage servicing rights substantially offset the gain and loss on the risk management contracts. However, such changes in value were not fully recorded in the financial statements of BBMC because servicing rights are recorded at the lower of amortized cost or market value.


Net Interest Revenue/Expense

Net interest expense was $2.4 million in 1994 and $2.8 million in 1995. Interest income decreased $7.3 million in 1995 as compared with 1994, primarily as a result of a decrease in the average rate earned on warehouse loans from 9.52% in 1994 to 7.78% in 1995. The reduction in interest income on warehouse loans was partially offset by a $2.1 million increase in interest earned on mortgage loans held for investment. Interest expense decreased $6.8 million in 1995 as compared with 1994 as a

18

                         BancBoston Mortgage Corporation
                  (Acquired by HomeSide, Inc. on March 15, 1996
                and now known as HomeSide Lending, Inc.-- Note 1)
result of a decline in the average rate paid on BBMC's borrowings from 7.14% in 1994 to 6.89% in 1995.

Net interest expense decreased from $2.0 million in the first quarter of 1995 to $1.7 million in the first quarter of 1996. Interest income increased in the first quarter of 1996 as compared with the first quarter of 1995 as a result of an increase in the average balance of mortgage loans held for sale from $124.6 million during the first quarter of 1995 to $535.6 million during the first quarter of 1996. Increased loan production volumes, $4.2 billion in the first quarter of 1996 compared to $1.2 billion in the first quarter of 1995, created the increased average balance of mortgage loans held for sale. In addition, an increase in long-term interest rates during February and March 1996 improved the yield on its mortgage loans held for sale. Interest expense incurred on BBMC's credit facility with Bank of Boston increased in the first quarter of 1996 as compared with the first quarter of 1995 as a result of the increase in the average balance of BBMC's loans held for sale. In the first quarter of 1996 as well as the first quarter of 1995, interest earned on loans held for sale was less than interest expense on borrowings, thereby creating net interest expense for BBMC; but the increase in long-term interest rates during February and March 1996, without a corresponding increase in short-term rates on BBMC's credit facility, resulted in a decrease in net interest expense in the first quarter of 1996 as compared with the first quarter of 1995.


Net Mortgage Origination Revenue

Net mortgage origination revenue decreased from $5.0 million in 1994 to $3.4 million in 1995. Lower production volumes and gains on sales of mortgage loans were the primary reasons for this decline.

Net mortgage origination revenue (expense) increased from $(1.1) million in the first quarter of 1995 to $7.6 million in the first quarter of 1996. The increase in net origination revenue during the first quarter of 1996 was partially due to the adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights" as of January 1, 1996, which had the effect of increasing net mortgage origination revenue by $3.1 million. In previous periods, the cost of mortgage servicing rights for originated loans was included in the basis of the related loan. SFAS No. 122 requires that the cost of an originated loan be allocated between the loan sold and the servicing rights retained. Consequently, the cost basis of loans originated in 1996 was lower than the basis that would have been recorded prior to the adoption of SFAS No. 122 and resulted in additional gain on the sale of loans. The remaining increase was due to increases in origination income resulting from higher loan production volumes.


Gain on Sales of Servicing Rights

Gain on sales of servicing rights decreased from $10.9 million in 1994 to $10.2 million in 1995. Gains on sales of servicing rights represent the excess of proceeds from the sale over the cost basis of the assets. Gains tend to be higher on sales of servicing rights with little or no cost basis, as was the case for BBMC's sales in 1994. The servicing rights sold during 1994 consisted primarily of retail originated loans and consequently had relatively low cost basis. The servicing rights sales in 1995 consisted of a higher percentage of servicing on purchased loans, which had a higher basis because servicing rights on purchased loans are capitalized.

Gain on sales of servicing rights during the first quarter of 1995 was $4.3 million. There were no sales of servicing rights during the first quarter of 1996.


Salaries and Employee Benefits

Salaries and employee benefits increased from $40.4 million in 1994 to $45.4 million in 1995, or 12.4%. Including capitalized direct loan origination costs (principally salary and employee benefits), salaries and employee benefits increased from $51.5 million to $56.5 million from 1994 to 1995, or 9.7%. The increase included a $3.9 million increase in salaries and a $1.1 million increase in benefits and were the result of a larger staff needed to support BBMC's growing servicing portfolio. The increases in salaries and benefits were partially offset by the outsourcing of certain default administration and tax payment administration activities during 1995. BBMC determined that the performance of these services on a contracted basis was more cost effective than maintaining the personnel and infrastructure necessary to carry out these functions in-house.

Salaries and employee benefits decreased from $11.7 million in the first quarter of 1995 to $10.3 million in the first quarter of 1996, or 12.1%. If capitalized direct loan origination costs (principally salary and employee benefits) were included, the salaries and employee benefits increased from $12.8 million in the first quarter of 1995 to $13.5 million in the first quarter of 1996, or 5.8%. The increase reflected general salary and benefit increases as compared to the first quarter of 1995 and a slight increase in the number of full time equivalent employees from 1,117 as of March 31, 1995 to approximately 1,120 as of March 15, 1996.


Occupancy and Equipment Expense

Occupancy and equipment expense increased from $9.0 million in 1994 to $10.0 million in 1995, or 11.1%, due primarily to the acquisition of Bell Mortgage and the larger servicing operations.

                                                                              19

                         BancBoston Mortgage Corporation
                  (Acquired by HomeSide, Inc. on March 15, 1996
                and now known as HomeSide Lending, Inc.-- Note 1)

Management's Discussion and Analysis of Financial
Condition and Results of Operations (Continued)


Occupancy and equipment expense decreased $0.4 million, from $2.4 million for the first quarter of 1995 to $2.0 million for the first quarter of 1996. The decrease was primarily due to a decline in equipment repair and maintenance expenses in the first quarter of 1996 as compared to the first quarter of 1995.

Servicing Losses on Investor-Owned Loans

Servicing losses on investor-owned loans primarily represent anticipated losses attributable to servicing FHA and VA loans for investors. These amounts include actual losses for final disposition of loans, accrued interest for which payment has been denied and estimates for potential losses based on experience as a servicer of government loans. Servicing losses on investor-owned loans totaled $7.2 million and $10.0 million for 1994 and 1995, respectively, primarily representing losses on VA loans. In 1994 and 1995, BBMC recorded provisions in excess of actual foreclosure losses. Management believes that BBMC had an adequate level of reserve based on its servicing volume, portfolio composition, credit quality and historical loss rates, as well as estimated future losses. For an analysis of changes in the reserve for estimated servicing losses on investor-owned loans for each of the two years ended December 31, 1995, see Note 4 of Notes to Consolidated Financial Statements of BancBoston Mortgage Corporation.

Servicing losses on investor-owned loans increased from $0.7 million in the first quarter of 1995 to $5.6 million in the first quarter of 1996. The increase was primarily due to a change in the VA's method of calculating the amount it will guarantee on any loan, coupled with planned military base closings in California that may have an impact on the performance of certain VA loans serviced by BBMC. The increase in the VA marketing rate effectively represents a potential increase in BBMC's exposure on properties conveyed to the VA. BBMC analyzed the effect of these factors on the level of its reserve for estimated servicing losses and recorded a higher provision in the first quarter of 1996 in order to bring the reserve to an acceptable level.


Real Estate Owned Expense

Real estate owned expense increased from $0.3 million in 1994 to $1.1 million in 1995. Real estate owned expense is incurred from foreclosed properties on which BBMC has taken title and includes declines in the value of the property, as well as the incurrence of property holding and maintenance costs. The change in real estate owned expense in 1995 was due primarily to an increase in the average balance of real estate owned from $1.4 million in 1994 to $1.6 million in 1995. As part of the BBMC Acquisition, BKB retained all real estate owned.

Real estate owned expense increased from $0.2 million in the first quarter of 1995 to $0.3 million in the first quarter of 1996. The change was due to an increase in the average balance of real estate owned from $1.2 million during the first quarter of 1995 to $2.6 million during the first quarter of 1996.


Other Expenses

Other expenses increased from $19.3 million to $21.9 million, or 13.3%, from 1994 to 1995. The increase in other expenses from 1994 to 1995 included increases of $1.1 million in advertising and public relations, $1.0 million in contracted services, $0.9 million in software costs and $0.6 million in communication expenses. These increases were partially offset by a $0.7 million reduction in loan-related expenses. The increase in advertising and public relations expense was due to a major advertising campaign carried out during 1995 in addition to normal advertising activity. Contracted services increased due to an increase in bank service charges for loan payment processing, which also increased with the larger BBMC servicing volume. Software costs increased as BBMC continued to expand and redesign its computer platform in order to deliver more efficient and reliable service. The increase in communications expense was due to higher telephone postage and delivery expenses resulting from higher loan production levels.

Other expense increased $2.7 million, from $4.7 million during the first quarter of 1995 to $7.4 million in the first quarter of 1996. The increase was the result of a $0.5 million increase in communications expense and a $0.4 million increase in loan expense, coupled with a decrease in expense credits resulting from a decline in early pool buyout activity in 1996. These increases are reflective of the increase in BBMC's servicing portfolio, $44.2 billion at March 31, 1996 as compared to $37.8 billion at March 31, 1995, and higher loan production levels in the first quarter of 1996 as compared to the first quarter of 1995.


Provision for (Benefit from) Income Taxes

BBMC recorded a provision for income taxes of $2.5 million and $37.9 million for 1994 and 1995, respectively. The effective income tax rate was 39.2% and 56.4% for 1995 and 1994, respectively. The difference between these rates and the statutory federal tax rate was primarily due to state income taxes, net of federal tax benefit. The changes in the provisions for, and benefit from, income taxes were the result of variances in BBMC's pre-tax income and loss for each of the years presented. For additional information regarding income taxes, refer to
Note 10 of Notes to Consolidated Financial Statements of BancBoston Mortgage Corporation on pages 47 and 48.

BBMC's benefit from income taxes was $42.5 million during the first quarter of 1996 as compared to a provision for income taxes of $2.3 million in the first quarter of 1995. The change in BBMC's income tax provision was the result of a decline in pre-tax income during the first quarter of 1996 as compared to the first quarter of 1995, and a decrease in the effective tax rate from 39.9% during the first quarter of 1995 to 36.5% during the first quarter of 1996.

20

                         BancBoston Mortgage Corporation
                  (Acquired by HomeSide, Inc. on March 15, 1996
                and now known as HomeSide Lending, Inc.-- Note 1)

Accounting Changes

On January 1, 1994, BBMC changed its method of accounting for mortgage servicing fees from the cash basis to the accrual basis. See Note 2 of Notes to Consolidated Financial Statements of BancBoston Mortgage Corporation on page 45 for further discussion of BBMC's accounting changes. See "--Liquidity and Capital Resources--New Accounting Standard" for a discussion of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," which was adopted by BBMC in 1996.


Liquidity and Capital Resources

Overview

BBMC's primary sources of cash were revenues earned from the servicing of mortgage loans, sales of mortgage loans and servicing rights and borrowings under BBMC's warehouse line of credit. BBMC's primary uses of cash were to fund loan originations and purchases, purchase bulk servicing rights, repay its warehouse line of credit and pay general corporate expenses. BBMC had a net increase (decrease) in cash of ($4.8 million) and $0.3 million in 1995 and 1994, respectively, and ($4.4 million) and $22.4 million in the first quarter of 1995 and the first quarter of 1996, respectively.

The net decrease in cash in 1995 compared with 1994 was primarily attributable to the use of cash to meet growth in loan origination volume and purchases of mortgage servicing rights, coupled with a reduction in proceeds on sales of mortgage loans. Declining interest rates in 1995 increased loan production across the industry. Cash inflows in 1995 were positively affected by an increase in the proceeds from risk management contracts, which increased in value as a result of the decline in interest rates.

Prior to the BBMC Acquisition, a line of credit with Bank of Boston was used to fund the origination and purchase of mortgage loans until the loans were sold to investors. The proceeds of such sales were typically used to pay down the related warehouse debt, with any excess retained by BBMC. Maximum borrowings under the line of credit were $1.25 billion. The higher level of borrowings in 1995 was indicative of higher loan production and purchase volumes during that year as compared to 1994.

Net cash provided by operating activities and investing activities decreased in the first quarter of 1996 as compared with the first quarter of 1995, principally as a result of an increase in net cash used in the origination and purchase of loans held for sale and in the purchase and origination of mortgage servicing rights and the purchase of risk management contracts. These increases were the result of higher loan production levels and an increasing loan servicing portfolio. As a result of increased loan production and held for sale balances in the first quarter of 1996 as compared to the first quarter of 1995, BBMC had net borrowings of $290.0 million on its line of credit with Bank of Boston during the first quarter of 1996, as opposed to net repayments of $130.5 million on the line of credit during the first quarter of 1995.


Impact of Inflation

Inflation affects BBMC primarily through its effect on interest rates because interest rates normally increase during periods of high inflation and decrease during periods of low inflation.


New Accounting Standard

In May 1995, FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." This Statement, among other provisions, requires that the value of mortgage servicing rights associated with mortgage loans originated by an entity be capitalized as assets, which results in an increase in mortgage origination revenues. The value of originated mortgage servicing rights is determined by allocating the total costs of the mortgage loans between the loans and the mortgage servicing rights based on their relative fair values. Also, the Statement requires that capitalized servicing rights be evaluated for impairment based on the fair value of these rights. For the purposes of determining impairment, mortgage servicing rights that are capitalized after the adoption of this Statement are stratified based on one or more of the predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each impaired stratum. BBMC adopted this Statement effective January 1, 1996.

                         BancBoston Mortgage Corporation
                  (Acquired by HomeSide, Inc. on March 15, 1996
                and now known as HomeSide Lending, Inc.-- Note 1)

Consolidated Balance Sheet
(Dollars in Thousands, Except Share Data)


                                                                                                     Februay 28, 1997
                                                                                                     ----------------
ASSETS
Cash and cash equivalents ..........................................................................    $    52,691
Mortgage loans held for sale, net ..................................................................        805,274
Mortgage servicing rights, net .....................................................................      1,614,307
Accounts receivable, net ...........................................................................        157,518
Premises and equipment, net ........................................................................         29,515
Other assets .......................................................................................         92,877
                                                                                                        -----------
Total Assets .......................................................................................    $ 2,752,182
                                                                                                        ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable ......................................................................................    $ 1,818,503
Accounts payable and accrued liabilities ...........................................................        140,304
Deferred income taxes ..............................................................................        129,951
Long-term debt .....................................................................................        151,128
                                                                                                        -----------
Total Liabilities ..................................................................................      2,239,886
                                                                                                        -----------
Commitments and Contingencies

Stockholders' Equity:
  Common stock, $.01 par value, 119,610,000 shares authorized and 43,375,430 shares
    issued and outstanding .........................................................................            434
  Class C non-voting common stock, $1.00 par value, 195,000 shares authorized, and 97,138 shares
    issued and outstanding .........................................................................             97
  Additional paid-in capital .......................................................................        476,646
  Retained earnings ................................................................................         36,969
                                                                                                        -----------
                                                                                                            514,146
Less: Notes received in payment for capital stock ..................................................         (1,850)
                                                                                                        -----------

Total Stockholders' Equity .........................................................................        512,296
                                                                                                        -----------

Total Liabilities and Stockholders' Equity .........................................................    $ 2,752,182
                                                                                                        ===========


The accompanying notes are an integral part of this consolidated financial statement.

                                 HomeSide, Inc.

Consolidated Statement of Income
(Dollars in Thousands, Except Per Share Data)


                                                                                         For the Period From
                                                                                          March 16, 1996 to
                                                                                          February 28, 1997
                                                                                          -----------------
REVENUES:
Mortgage servicing fees ..................................................................    $   312,341
Amortization of mortgage servicing rights ................................................       (155,827)
                                                                                              -----------
  Net servicing revenue ..................................................................        156,514
Interest income ..........................................................................         81,507
Interest expense .........................................................................        (87,700)
                                                                                              -----------
  Net interest expense ...................................................................         (6,193)
Net mortgage origination revenue .........................................................         66,073
Other income .............................................................................            682
                                                                                              -----------
  Total Revenues .........................................................................        217,076

EXPENSES:
Salaries and employee benefits ...........................................................         72,976
Occupancy and equipment ..................................................................         11,770
Servicing losses on investor-owned loans and foreclosure-related expenses ................         17,934
Other expenses ...........................................................................         41,714
                                                                                              -----------
  Total Expenses .........................................................................        144,394
Income before income taxes and extraordinary loss on early extinguishment of debt ........         72,682
Income tax expense .......................................................................         29,273
                                                                                              -----------
Income before extraordinary loss on early extinguishment of debt .........................         43,409
Extraordinary loss on early extinguishment of debt, net of tax ...........................          6,440
                                                                                              -----------
Net Income ...............................................................................    $    36,969
                                                                                              ===========

Income Per Share:
  Income before extraordinary loss on early extinguishment of debt .......................    $      1.33
  Extraordinary loss, net of tax .........................................................           0.20
                                                                                              -----------
  Net Income .............................................................................    $      1.13
                                                                                              ===========

The accompanying notes are an integral part of this consolidated financial statement.

                                 HomeSide, Inc.

Consolidated Statement of Changes in Stockholders' Equity
(Dollars in Thousands)


                                                                                                 Notes
                              Total          Common Stock                      Additional     Received in
                            Number of  -------------------------  Subscription   Paid-in      Payment for      Retained
                            Shares(d)  Class A  Class B  Class C   Receivable    Capital     Capital Stock     Earnings    Total
                           --------------------------------------------------------------------------------------------------------
Balance,
  March 15, 1996(a) ....   19,457,724   $193      $--      $97     $(200,000)   $199,710      $    --          $    --    $     --
Subscription payment
  associated with
  acquisition of
  BancBoston Mortgage
  Corporation ..........                                             200,000                   (1,850)                     198,150
Issuance of common
  stock associated
  with acquisition of
  Barnett Mortgage
  Company(b) ...........   15,562,344    156                                     160,135                                   160,291
Public offering of
  common stock(c) ......    8,452,500     85                                     116,801                                   116,886
Net income .............                                                                                        36,969      36,969
                           --------------------------------------------------------------------------------------------------------
Balance,
  February 28, 1997 ....   43,472,568   $434      $--      $97     $      --    $476,646      $(1,850)         $36,969    $512,296
                           ========================================================================================================


(a) Total number of shares includes 19,263,448 shares of Class A common stock (par value $.01), 97,138 shares of Class B common stock (par value $.01) and 97,138 shares of Class C common stock (par value $1.00).
(b)  Total number of shares includes 15,562,344 shares of Class A common stock.
(c) Total number of shares includes 8,452,500 shares of Class A common stock of which 97,138 shares of Class B common stock were converted to Class A on a 1-for-1 basis.
(d) Number of shares reflects a 17-for-1 stock split resulting from the initial public offering.

The accompanying notes are an integral part of this consolidated financial statement.

                                 HomeSide, Inc.

Consolidated Statement of Cash Flows
(Dollars in Thousands)

                                                                                           For the Period From
                                                                                            March 16, 1996 to
                                                                                            February 28, 1997
                                                                                            -----------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income ................................................................................    $    36,969
Adjustments to reconcile net income to net cash provided by operating activities:
  Amortization of mortgage servicing rights ...............................................        155,827
  Depreciation and amortization ...........................................................          9,015
  Servicing losses on investor-owned loans ................................................         13,683
  Deferred income tax expense .............................................................         24,973
  Capitalized servicing rights ............................................................        (21,015)
  Mortgage loans originated and purchased for sale ........................................    (12,504,567)
  Proceeds and principal repayments of mortgage loans held for sale .......................     12,572,217
  Change in accounts receivable ...........................................................        (63,378)
  Change in other assets and accounts payable and accrued liabilities .....................        (19,900)
                                                                                               -----------
Net cash provided by operating activities .................................................        203,824

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of premises and equipment, net ...................................................         (4,929)
Acquisition of mortgage servicing rights ..................................................       (475,729)
Purchases of risk management contracts, net ...............................................       (141,944)
Acquisition of BancBoston Mortgage Corporation, net of cash acquired ......................       (133,392)
Acquisition of Barnett Mortgage Company, net of cash acquired .............................       (106,244)
                                                                                               -----------
Net cash used in investing activities .....................................................       (862,238)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Net borrowings from banks .................................................................        334,170
Issuance of bridge financing ..............................................................         90,000
Repayment of bridge financing .............................................................        (90,000)
Issuance of Notes .........................................................................        200,000
Payment of debt issue costs ...............................................................        (22,090)
Repayment of long-term debt ...............................................................        (70,567)
Proceeds from issuance of common stock ....................................................        269,592
                                                                                               -----------
Net cash provided by financing activities .................................................        711,105
Net increase in cash and cash equivalents .................................................         52,691
Cash and cash equivalents at beginning of period ..........................................           --
                                                                                               -----------
Cash and cash equivalents at end of period ................................................    $    52,691
                                                                                               ===========

The accompanying notes are an integral part of this consolidated financial statement.

                                 HomeSide, Inc.

Notes to Consolidated Financial Statements


1. BASIS OF PRESENTATION

HomeSide, Inc. ("HomeSide" or the "Company"), through its primary operating subsidiary HomeSide Lending, Inc., is engaged in the mortgage banking business and as such originates, purchases, sells and services mortgage loans throughout the United States. The accompanying consolidated financial statements of HomeSide include the accounts of HomeSide and its subsidiaries, after elimination of all material intercompany balances and transactions. Amounts for acquired companies have been included from the date of acquisition.

The accompanying consolidated financial statements of HomeSide have been prepared for the period from March 16, 1996 to February 28, 1997 to coincide with the commencement of operations as discussed in Note 2. The carrying amounts of assets and liabilities in the accompanying consolidated financial statements reflect the effects of the purchase accounting adjustments made in connection with the acquisition of BancBoston Mortgage Corporation ("BBMC") and Barnett Mortgage Company ("BMC").


2. ORGANIZATION

On December 11, 1995, HomeSide was formed by an investor group, consisting of Thomas H. Lee Company and Madison Dearborn Partners (collectively, the "Investors"), and signed a definitive stock purchase agreement with The First National Bank of Boston ("Bank of Boston") for the purpose of acquiring certain assets and liabilities of the mortgage banking business owned by Bank of Boston. Bank of Boston received cash and an ownership interest in HomeSide. The transaction closed on March 15, 1996 and HomeSide began operations on March 16, 1996 through its primary operating subsidiary, HomeSide Lending, Inc.

On May 31, 1996, Barnett Banks, Inc. ("Barnett") sold certain of its mortgage banking operations, primarily its servicing portfolio, mortgage servicing operations and proprietary mortgage banking software systems, to HomeSide. Barnett received cash and an ownership interest in HomeSide. The accompanying financial statements reflect the effects of the acquisitions of BBMC and BMC. For more information on these acquisitions, see Note 4. From May 31, 1996 until the 1997 public offering of common stock, the Investors as a group, Bank of Boston and Barnett each owned approximately one-third of HomeSide. Following the public offering, the Investors as a group, Bank of Boston and Barnett own in the aggregate approximately 79% of the outstanding common stock.


3. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Risk management of mortgage loan originations

HomeSide utilizes a risk management program to protect and manage the value of its mortgage loans held for sale and mortgage commitment pipeline. As a result, the Company is party to various derivative financial instruments to reduce its exposure to interest rate risk. These financial instruments primarily include mandatory forward delivery commitments, put and call option contracts and treasury futures contracts. The Company uses these financial instruments for the purposes of managing its resale pricing and interest rate risks. These financial instruments are designated as hedges to the extent they demonstrate a high degree of correlation with the underlying hedged items. Accordingly, hedging gains and losses related to this risk management program are deferred and recognized as a component of the gain or loss on sale of the underlying mortgage loans or mortgage-backed securities. Such gains and losses are included in net mortgage origination revenue. Hedge losses are recognized currently if the deferral of such losses would result in mortgage loans held for sale and the pipeline being valued in excess of their estimated net realizable value.

Premiums paid for purchased put and call option contracts are included in other assets and amortized over the options' contract periods as a component of net mortgage origination revenue. Unamortized premiums are recognized as a component of the gain or loss on sale of mortgage loans at the earlier of the expiration of the underlying contract or when exercise of the contract is considered unlikely.


Risk management of mortgage servicing rights

Mortgage servicing rights permit HomeSide to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified servicing activities. The mortgage notes underlying the mortgage servicing rights permit the borrower to prepay the loan. As a result, the value of the related mortgage servicing rights tends to diminish in periods of declining interest rates and increase in value in periods of rising rates. This tendency subjects HomeSide to substantial interest rate risk and directly affects the volatility of reported earnings as mortgage servicing rights are carried at the lower of amortized cost or fair value. It is HomeSide's policy to mitigate and hedge this risk through its risk management program.

                                 HomeSide, Inc.

The risk management instruments used by HomeSide have characteristics such that they tend to increase in value as interest rates decline. Conversely, these risk management instruments tend to decline in value as interest rates rise. Accordingly, changes in value of these contracts will tend to move inversely with changes in value of mortgage servicing rights.

Historically, option contracts on U.S. Treasury bond futures have been purchased by HomeSide to manage interest rate risk. When purchased, the option contracts are designated to a specific strata of mortgage servicing rights. The option contracts are marked-to-market with changes in market value included as adjustments to the basis of the related mortgage servicing rights being hedged. Deferred hedge gains and losses are amortized and evaluated for impairment in the same manner as the related mortgage servicing rights. Correlation between changes in the value of the option contracts and changes in the value of HomeSide's mortgage servicing rights is assessed on a quarterly basis to ensure that a high correlation is maintained over the term of the hedging program.


Mortgage loans

Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is based on the contract prices at which the mortgage loans will be sold or, if the loans are not committed for sale, the current market price. Deferred hedge gains and losses on risk management hedge instruments are included in the cost of the mortgage loans held for sale for the purpose of determining the lower of aggregate cost or fair value.

Mortgage loans held for investment are stated at the lower of cost or fair value at the time the permanent investment decisions are made. Discounts, if any, are amortized over the anticipated life of the investment.

Loans are placed on non-accrual status when any portion of the principal or interest is ninety days past due or earlier when concern exists as to the ultimate collectibility of principal or interest. When loans are placed on nonaccrual status, the related interest receivable is reversed against interest income in the current period. Interest payments received on nonaccrual loans are applied as a reduction of the principal balance when concern exists as to the ultimate collection of principal; otherwise, such payments are recognized as interest income. Loans are removed from nonaccrual status when principal and interest become current and they are anticipated to be fully collectible.


Mortgage servicing rights

From the period of inception through December 31, 1996, mortgage servicing rights were capitalized and accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." The total cost of loans originated or acquired is allocated between the mortgage servicing rights and the mortgage loans (without the servicing rights) based on relative fair values. The value of servicing rights acquired through bulk transactions is capitalized at cost.

Effective January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 supersedes SFAS No. 122 and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 125 is based on a financial-components approach which focuses on control. Under the approach required by this Standard, after a transfer of financial assets (for example, the sale of mortgage loans), an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The capitalization, amortization and impairment principles of SFAS No. 125 are substantially consistent with the principles previously defined by SFAS No. 122, insofar as they relate to the mortgage banking activities of HomeSide. Accordingly, the impact of adopting SFAS No. 125 was not material to the Company's financial statements.

Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing revenue. They are evaluated for impairment by comparing the carrying amount of the servicing rights to their fair value. Fair value is estimated using market prices of similar mortgage servicing assets and discounted future net cash flows considering market prepayment estimates, historical prepayment rates, portfolio characteristics, interest rates and other economic factors. For purposes of measuring impairment, the mortgage servicing rights are stratified by the predominant risk characteristics which include product types of the underlying loans and interest rates of the mortgage notes. Impairment is recognized through a valuation reserve for each impaired stratum and is included in amortization of mortgage servicing rights. The components of HomeSide's mortgage servicing rights are included in Note 5.

Prior to January 1, 1997, mortgage servicing rights included excess mortgage servicing rights, which represent the present value of servicing fee income in excess of a normal servicing fee rate. Until the adoption of SFAS No. 125 on January 1, 1997, when loans were sold, the estimated excess servicing was recognized as income and amortized over the estimated servicing period in proportion to the estimated future aggregate net cash flows from the loans serviced. Remaining asset balances were evaluated for impairment based on current estimates of future discounted cash flows. Such writedowns were included in amortization of mortgage servicing rights. Upon the adoption of SFAS No. 125, previously recognized excess mortgage servicing rights were combined with and accounted for as mortgage servicing rights.


Accounts receivable

Accounts receivable includes advances, consisting primarily of payments for property taxes, insurance premiums and principal and interest remitted to investors before collected from mortgagors, made in connection with loan servicing activities. Accounts receivable also includes loans purchased from

                                 HomeSide, Inc.

mortgage-backed securities serviced by HomeSide for others and mortgage claims filed primarily with the FHA and the VA.


Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or the term of the lease.

Long-lived assets are evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset. Impairment, if any, is recognized through a valuation allowance with a corresponding charge recorded in the statement of income.


Goodwill

Net assets acquired in purchase transactions (Note 4) are recorded at fair value at the date of acquisition. Goodwill, representing the excess of the purchase price over the fair value of the net assets purchased, is amortized on a straight-line basis over 15 years. Goodwill is reviewed periodically for events or changes in circumstances that may indicate that the carrying amounts of the assets are not recoverable on an undiscounted cash flow basis.

Goodwill related to the BMC acquisition is subject to change until final estimates are received on the value of certain assumed assets and liabilities and final settlement with Barnett.


Mortgage servicing fees

Mortgage servicing fees represent servicing and other fees earned for servicing mortgage loans owned by investors. Servicing fees are generally calculated on the outstanding principal balances of the loans serviced and are recognized as income on an accrual basis.

HomeSide's mortgage servicing portfolio totaled $90.2 billion at February 28, 1997. Related custodial deposits are segregated in trust accounts, principally held with depository institutions, and are not included in the accompanying financial statements.


Interest expense

Interest expense is reduced by credits received on borrowings with depository institutions for custodial balances placed with such institutions.


Net mortgage origination revenue

Net mortgage origination revenue includes gains and losses from sales of mortgage loans and fees associated with the origination and purchase of mortgage loans.

Servicing losses on investor-owned loans and foreclosure-related expenses HomeSide records losses attributable to servicing FHA and VA loans for investors. These amounts include actual losses for final disposition of loans, foreclosure-related expenses, accrued interest for which payment has been denied and estimates for potential losses based on HomeSide's experience as a servicer of government loans.

A reserve for estimated servicing losses on investor-owned loans is available for potential losses related to the mortgage servicing portfolio and is included in accounts payable and accrued liabilities.


Income taxes

Current tax liabilities or assets are recognized through charges or credits to the current tax provision for the estimated taxes payable or refundable for the current year.

Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. Net deferred tax liabilities or assets are recognized through charges or credits to the deferred tax provision. A deferred tax valuation reserve is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Changes in the deferred tax valuation reserve are recognized through charges or credits to the deferred tax provision.

The effect of enacted changes in tax law, including changes in tax rates, on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.


Statement of Cash Flows

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits with an original maturity of three months or less.


Income per Share

Income per share amounts were computed based on the weighted average total number of common shares outstanding, plus common shares calculated for stock options outstanding using the treasury stock method. There were 32,687,780 common shares outstanding for the period from March 16, 1996 to February 28, 1997.

4. ACQUISITIONS


Acquisition of BancBoston Mortgage Corporation

On March 15, 1996, HomeSide acquired from Bank of Boston all of the outstanding stock of BBMC, which was subsequently renamed HomeSide Lending, Inc. Certain assets and liabilities of BBMC were retained by Bank of Boston, including BBMC's mortgage retail production operations in New England.

HomeSide made cash payments of $139.5 million in cash and issued $86.8 million of HomeSide common stock to Bank of Boston in consideration for certain assets, net of assumed liabilities, and the stock of BBMC. Also in connection with the BBMC acquisition, the Investors purchased approximately 55% of the then outstanding common stock of HomeSide for $107.2

                                 HomeSide, Inc.

million in cash. Simultaneously, Bank of Boston paid approximately $1.0 million in cash for all the shares of HomeSide's class C non-voting common stock. In consideration of services rendered to HomeSide with respect to the BBMC Acquisition, class B non-voting stock valued at $1.0 million was issued to an investment bank. Management purchased common stock for $4.1 million in cash, $1.9 million of which was financed by loans from HomeSide. On May 31, 1996, HomeSide paid an additional $5 million to Bank of Boston in connection with the closing of the BMC acquisition. The transaction was accounted for using the purchase method of accounting. The assets and liabilities of BBMC were recorded at their estimated fair values at March 16, 1996, which totaled $1.5 billion and $1.2 billion, respectively. The total purchase price paid for BBMC, including transaction costs and interest, was $247.0 million. The excess of fair value of net assets acquired over the purchase price was $56.0 million and was allocated as a reduction to mortgage servicing rights.


Acquisition of Barnett Mortgage Company

On May 31, 1996, HomeSide acquired from Barnett certain assets, net of assumed liabilities, and the outstanding common stock of BMC (the "BMC Acquisition"). Certain assets and liabilities of BMC were retained by Barnett, including those assets of BMC associated with the loan origination or production activities.

HomeSide made cash payments of $228.0 million to Barnett in consideration for certain assets, net of assumed liabilities, and the stock of BMC. In connection with the BMC Acquisition, an affiliate of Barnett purchased shares of HomeSide common stock for an aggregate purchase price of $118.0 million. Also in connection with the BMC acquisition, Bank of Boston and the Investors paid approximately $42.3 million in cash for additional shares of HomeSide. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations of HomeSide include BMC from the date of acquisition. The assets and liabilities of BMC were recorded by HomeSide at their estimated fair values at May 31, 1996, which totaled $764.8 million and $521.4 million, respectively. The total purchase price paid for BMC, including transaction costs and interest, was $235.0 million. The excess of the purchase price over the fair value of net assets acquired was $8.4 million and was allocated to goodwill and is being amortized on a straight-line basis over 15 years.

Unaudited pro forma statements of income for the year ended December 31, 1995 (the fiscal year end of BBMC and BMC), assuming BBMC and BMC had been acquired as of January 1, 1995, and the period from March 16, 1996 to February 28, 1997, assuming BMC had been acquired as of March 16, 1996 are as follows (in millions, except per share data):

                                                                 Pro Forma for
                                               Pro Forma for    the Period From
                                              the Year Ended   March 16, 1996 to
                                            December 31, 1995  February 28, 1997
                                            ------------------------------------
Net servicing revenue ....................      $  235.1         $   167.3
Net interest revenue .....................          17.9              (4.5)
Net mortgage
  origination revenue ....................           0.7              67.1
Other income .............................           0.7               0.7
                                            ------------------------------------
    Total revenues .......................         254.4             230.6
Expenses .................................        (142.7)           (157.5)
                                            ------------------------------------

Income before income taxes
  and extraordinary loss .................         111.7              73.1
Income tax expense .......................         (45.7)            (29.5)
                                            ------------------------------------
Income before
  extraordinary loss .....................          66.0              43.6
Extraordinary loss .......................            --               6.4
                                            ------------------------------------
    Net income ...........................      $   66.0         $    37.2
                                            ====================================
Net income per share .....................            --         $     1.13


The purchase accounting adjustments in the above pro forma statements of income are based on the actual purchase price and the amount of assets and liabilities actually acquired. In addition, gains on sales of mortgage servicing rights are not included in pro forma results for the year ended December 31, 1995. No adjustments have been made for restructuring costs that might have been incurred or for cost efficiencies that might have been realized during the periods presented. Accordingly, these pro forma results are not indicative of future results.


5. MORTGAGE SERVICING RIGHTS

The components of mortgage servicing rights are as follows (in thousands):

                                                                   February 28,
                                                                       1997
                                                                   -----------
Additions, including BBMC and BMC acquisitions ..............      $ 1,685,242
Sales of servicing ..........................................          (25,745)
Deferred hedge loss, net ....................................          110,637
Amortization ................................................         (155,827)
                                                                   -----------
Ending balance ..............................................      $ 1,614,307
                                                                   ===========

Net deferred hedge loss of $110.6 million consists of gains of $133.3 million and losses of $254.9 million, less $11.0 million of amortization recognized as a component of amortization of mortgage servicing rights.

                                                                              29
                                 HomeSide, Inc.

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following (in thousands):


                                                              February 28,
                                                                 1997
                                                              ------------
Land .......................................................   $  3,451
Building ...................................................     10,986
Furniture and equipment ....................................     15,739
Leasehold improvements .....................................      3,808
                                                               --------
                                                                 33,984
Accumulated depreciation and amortization ..................     (4,469)
                                                               --------
Ending balance .............................................   $ 29,515
                                                               ========


7. RESERVE FOR ESTIMATED SERVICING LOSSES ON INVESTOR-OWNED LOANS

An analysis of the reserve for estimated servicing losses on investor-owned loans is as follows (in thousands):


                                                                 For the
                                                               Period From
                                                            March 16, 1996 to
                                                            February 28, 1997
                                                            -----------------
Beginning balance, assumed from BBMC .......................    $ 11,100
Provision for servicing losses on
  investor-owned loans .....................................      13,683
Charge-offs ................................................     (10,295)
Recoveries .................................................          60
Additions from acquisition of BMC ..........................       7,102
                                                                --------
Ending balance .............................................    $ 21,650
                                                                ========


8. NOTES PAYABLE

Notes payable consist of the following (dollars in thousands):

                                                     Weighted Average
                                                       Interest Rate
                                              ---------------------------------
                                 At                At
                             February 28,      February 28,          During
                                1997              1997            the Period
                             --------------------------------------------------
Bank line of credit .......     $1,778,496        5.65%              5.83%
Short-term
  credit facilities .......         40,007        8.25%              8.25%
                             -------------

                             $   1,818,503
                             =============


HomeSide borrows funds on a demand basis from an independent syndicate of banks under a $2.5 billion line of credit. Under certain circumstances set forth in the bank line of credit agreement, borrowings under such line of credit become collateralized by substantially all of HomeSide's assets. The bank line of credit is used to provide funds for HomeSide's business of originating, acquiring and servicing mortgage loans. The bank line of credit includes both a warehouse credit facility, which is limited to 98% of the fair value of eligible mortgage loans held for sale, and a servicing-related facility which is capped at $950.0 million. At February 28, 1997, $943.1 million outstanding is due on February 14, 2000 at which time the bank line of credit will terminate. The bank line of credit agreement contains covenants that impose limitations and restrictions on HomeSide, including the maintenance of certain net worth and ratio requirements. Amounts outstanding under the bank line of credit are comprised of a warehouse credit facility of $835.4 million and a servicing-related credit facility of $943.1 million. The amount of the unused bank line of credit was $721.5 million as of February 28, 1997.

During the period from March 16, 1996 to February 28, 1997, the maximum and average outstanding balances under the bank line of credit were $2.4 billion and $2.1 billion, respectively.

On January 15, 1997, HomeSide entered into a short-term credit facility with a bank in a maximum aggregate principal amount of $85.0 million. On March 14, 1997, HomeSide entered into another short-term credit facility in an aggregate principal amount of $100.0 million. These facilities each expire on the earlier of May 1, 1997, or the consummation of the initial sale of medium-term debt securities. On February 5, 1997, HomeSide Lending, Inc. filed a registration statement for the issuance of $1.0 billion of debt securities, including medium-term notes.

Drawings under the bank line of credit bear interest at rates per annum, based on, at HomeSide's option (A) the highest of (i) the lead bank's prime rate, (ii) the secondary market rate of certificates of deposit plus 100 basis points and
(iii) the federal funds rate in effect from time to time plus 0.5% or (B) a eurodollar rate.

Drawings under the short-term facilities bear interest at the greater of (i) the lead bank's prime rate, (ii) the secondary market rate for certificates of deposit (grossed up for maximum statutory requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%.


9. LONG-TERM DEBT

On May 14, 1996, HomeSide issued $200.0 million of 11.25% notes ("Notes") maturing on and payable in full on May 15, 2003 and paying interest semiannually in arrears on May 15 and November 15 of each year. The Notes are redeemable at the option of HomeSide, in whole or in part, at any time on or after May 15, 2001, at certain pre-set redemption prices. The indenture contains covenants that impose limitations and restrictions on HomeSide, including the maintenance of certain net worth and ratio requirements. In addition, the Notes are secured by a second priority pledge of the common stock of HomeSide. HomeSide is in compliance with all net worth and ratio requirements contained in the indenture relating to the notes.

On February 5, 1997, HomeSide issued 8,452,500 shares of common stock to the public at $15.00 per share. A portion of the proceeds from the offering was used to pre-pay $70.0 million of the Notes at a premium of $7.9 million. In connection with the early repayment of the Notes, HomeSide wrote off a portion of the unamortized debt issuance costs related to the Notes and

                                 HomeSide, Inc.

incurred a prepayment penalty equal to one year's interest on the Notes retired. The loss amounted to $6.4 million, net of tax, and was recorded as an extraordinary item. The remaining proceeds were used to reduce amounts outstanding under the bank line of credit.

HomeSide assumed a mortgage note payable that is due in 2017 and bears interest at a contractual rate of 9.50%. HomeSide's main office building is pledged as collateral. Principal payments due on the mortgage note payable are as follows (in thousands):


Fiscal Year
--------------------------------------------------------------------

1998 ...................................................  $     232
1999 ...................................................        256
2000 ...................................................        281
2001 ...................................................        309
2002 ...................................................        340
Thereafter .............................................     12,169
Unamortized purchase accounting premium ................      7,541
                                                           --------
                                                           $ 21,128
                                                           ========


10. INCOME TAXES

The Company files a consolidated federal income tax return. All companies included in the consolidated federal income tax return are jointly and severally liable for any tax assessments based on such consolidated return.

Components of the provision for income taxes before the effect of the tax benefit associated with the early extinguishment of debt were as follows (in thousands):

                                                           For the
                                                          Period From
                                                       March 16, 1996 to
                                                       February 28, 1997
                                                       -----------------
Current:
  Federal .............................................     $   --
  State ...............................................         --
                                                           --------
Deferred:
  Federal .............................................      23,756
  State ...............................................       5,517
                                                           --------
                                                            $29,273
                                                           ========

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate as reflected in the consolidated statement of income:

                                                           For the
                                                          Period From
                                                       March 16, 1996 to
                                                       February 28, 1997
                                                       -----------------


Statutory federal income tax rate .....................        35.0%
State income and franchise taxes,
  net of federal tax effect ...........................         5.0
                                                           --------
    Effective income tax rate .........................        40.0%
                                                           ========


The extraordinary loss on the early extinguishment of debt is stated net of the related tax benefit of $4.3 million at an effective tax rate of 40%.


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                      February 28, 1997
                                                      -----------------
Deferred tax assets:
  Net operating and capital loss
    carryforwards .................................        $ 53,355
  Loss reserves ...................................          17,563
  Other assets ....................................          12,087
                                                           --------
    Total gross deferred tax assets ...............          83,005
                                                           --------
Deferred tax liabilities:
  Mortgage servicing fees .........................         207,278
  Other liabilities ...............................           5,678
                                                           --------
    Total gross deferred tax liabilities ..........         212,956
                                                           --------
    Net deferred tax liability ....................        $129,951
                                                           ========


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. No valuation allowance was recorded as of February 28, 1997.

The  Company  had   consolidated   tax  net  operating  loss  and  capital  loss
carryforwards at February 28, 1997. These carryovers expire in the years 2002 and 2012.

11. LEASE COMMITMENTS

HomeSide leases office facilities and equipment under noncancelable leases that include renewal options and escalation clauses which extend into 2001. Rental expense for office facilities and equipment leases was $3.9 million for the period from March 16, 1996 to February 28, 1997. HomeSide's minimum future lease commitments are as follows (in thousands):

Fiscal Year
--------------------------------------------------------------------

1998 ....................................................    $2,015
1999 ....................................................     1,508
2000 ....................................................       423
2001 ....................................................        74
2002 ....................................................        22
Thereafter ..............................................        --
                                                             ------
  Total .................................................    $4,042
                                                             ======

                                 HomeSide, Inc.

12. STOCKHOLDERS' EQUITY

On March 15, 1996, in connection with the BBMC acquisition discussed in Note 4, the Investors contributed cash of $107.3 million for 10,836,293 shares of common stock. Also on March 15, 1996, HomeSide issued 8,427,155 shares of common stock and cash to Bank of Boston in exchange for BBMC. The common stock issued to Bank of Boston was assigned a value of $86.8 million.

Simultaneously with the closing of the BBMC acquisition, HomeSide also issued 97,138 shares of its Class B Non-Voting common stock to Smith Barney, Inc. in consideration of services rendered to HomeSide in connection with the BBMC acquisition. Bank of Boston also paid $1.0 million in cash for 97,138 shares of HomeSide's Class C Non-Voting common stock. Bank of Boston then sold the Class C shares to an unaffiliated third party.

On May 31, 1996, in connection with the BMC Acquisition discussed in Note 4, Bank of Boston, the Investors and certain directors and executive managers of HomeSide contributed a total of approximately $46.0 million in cash for 4,100,944 shares of common stock. Approximately $1.9 million of the amount contributed by certain directors and management was financed by HomeSide and, accordingly, is reported as a reduction of stockholders' equity. Also on May 31, 1996, HomeSide issued 11,461,400 shares of common stock and cash to Barnett in exchange for BMC. The common stock issued to Barnett was assigned a value of $118.0 million.

On February 5, 1997, HomeSide issued 8,452,500 shares of common stock to the public at $15.00 per share. The stock is listed on the New York Stock Exchange under the symbol HSL. The transaction, net of underwriting discount and estimated expenses, resulted in net proceeds to the Company of $116.9 million. A portion of the proceeds from the sale was used to pre-pay $70.0 million of Notes at a premium of $7.9 million. Pro forma earnings per share giving effect for the public offering as of the date of the issuance of the Notes and the related use of proceeds to repay $70.0 million of the Notes and to reduce the bank line of credit borrowings was $1.27. Upon completion of the issue, all shares of Class B non-voting common stock converted automatically, on a 1-for-1 basis, into shares of common stock.


13. SUPPLEMENTAL CASH FLOW INFORMATION

During the period from March 16, 1996 to February 28, 1997, HomeSide extended loans totaling $1.9 million to certain members of management in connection with their purchase of shares of common stock.

In connection with the acquisitions of BBMC and BMC,  HomeSide recorded non-cash
assets  and  assumed   liabilities,   including  fair  value   adjustments,   of
approximately $2.3 billion and $1.7 billion, respectively.

HomeSide paid $81.8 million of interest during the period from March 16, 1996 to February 28, 1997.


14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future suspected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. For certain assets and liabilities, the information required is supplemented with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:


Cash and cash equivalents

The carrying amount reported in the balance sheet approximates fair value.


Mortgage  loans held for sale

Fair values are based on the estimated value at which the loans could be sold in the secondary market. These loans are priced to be sold with servicing rights retained, as is the Company's normal business practice.


Accounts receivable

Carrying amounts are considered to approximate fair value.


Risk management contracts

Fair values are estimated based on actual market quotes or option models.


Notes payable

The carrying amount of the notes payable reported in the balance sheet approximates its fair value due to the short-term nature of the borrowings under the credit agreements.

                                 HomeSide, Inc.

Long-term debt

Fair value of long-term debt is estimated by discounting estimated future cash flows using a rate commensurate with the risks involved.


Commitments to or iginate mortgage loans

Fair value is estimated using quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics.


Forward contracts to sell mortgages

Forward contracts to sell mortgages, which represent legally binding agreements to sell loans to permanent investors at a specified price or yield, are valued using market prices for securities backed by similar loans and are reflected in the fair values of the mortgages held for sale, to the extent that these commitments relate to mortgage loans already originated, or to the related commitments to extend credit.


Options on mortgage-backed securities

The fair values of options are estimated based on actual market quotes. In some instances, quoted prices for the underlying loans or option models are used.


Fair Value

The fair values of the Company's financial instruments as of February 28, 1997 are as follows (in thousands):

                                                      Carrying         Fair
                                                       Amount          Value
                                                     --------------------------
Assets
Cash and cash equivalents ......................     $   52,691     $    52,691
Mortgage loans held for sale ...................        805,274         806,432
Accounts receivable ............................        157,518         157,518
Risk management contracts for
  mortgage servicing rights ....................         45,212          45,212

Liabilities
Notes payable ..................................      1,818,503       1,818,503
Long-term debt .................................        151,128         151,128
Accounts payable and accrued liabilities .......        140,304         140,304

Off-Balance Sheet(1)
Commitments to originate
  mortgage loans ...............................           --            (2,805)
Mandatory forward contracts to
  sell mortgages ...............................           --             3,588
Mandatory forward contracts
  to sell U.S. treasuries ......................                              7
Option contracts on
  mortgage-backed securities ...................           --             1,741
Option contracts on U.S. treasury
  bond futures .................................           --              (147)
------------
(1) Parenthesis denote a liability


Fair value estimates are made as of a specific point in time, based on relevant market data and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holding of a particular financial instrument. Because no active market exists for some portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rate and mortgage prepayment trends, risk characteristics of various financial instruments and other factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Further, the fair value estimates were calculated as of February 28, 1997. Subsequent changes in market interest rates and prepayment assumptions could significantly change the fair value.


15. RISK MANAGEMENT OF
MORTGAGE SERVICING RIGHTS

As discussed in Note 3, HomeSide purchases option contracts on U.S. Treasury bond futures to manage the interest rate risk related to the value of HomeSide's mortgage servicing rights. A summary of HomeSide's investments in purchased option instruments as of February 28, 1997 is as follows:


Notional amount of U.S. Treasury bond future options ..........  $ 3.6  billion
Fair value of outstanding options .............................  $45.2  million


Cash requirements for HomeSide's option contracts are limited to the initial premium paid. The amount of contracts purchased depends on factors, such as interest rates, interest rate volatility and growth in the mortgage servicing portfolio. HomeSide is subject to market risk to the extent that interest rates fluctuate; however, the purpose of the option contracts is to hedge the value of its mortgage servicing rights portfolio, which tends to react inversely with changes in the value of HomeSide's option contracts. HomeSide's credit risk on its option contracts is limited, because the option contracts are traded on a national exchange, which guarantees counterparty performance.


16. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

As discussed in Note 3, HomeSide purchases financial instruments and enters into financial agreements with off-balance sheet risk in the normal course of business and as part of its risk management programs. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is the possibility that a loss may occur if a counterparty to a transaction fails to perform according to the terms of the contract. Interest rate risk is the possibility that a change in interest rates will cause the value of a financial instrument to decrease or become more costly to settle.


Options and forward contracts

The notional amount of the options and forward contracts used in HomeSide's risk management programs is the amount upon which interest and other payments under the contract

                              HomeSide, Inc.

are based and is generally not exchanged. Therefore, the notional amounts should not be taken as the measure of credit risk or a reflection of future cash requirements. The risk associated with options and forwards is the exposure to current and expected market movements in the interest rates and the ability of the counterparties to meet the terms of the contracts. The cash requirements associated with these options and forward contracts, aside from the initial purchase price, are minimal. These contracts generally require future performance on the part of the counterparty upon exercise of the option or execution of the forward contract by HomeSide.

HomeSide is exposed to credit loss in the event of nonperformance by the counterparties to the various instruments. HomeSide controls credit and market risk associated with interest rate products by establishing and monitoring limits with counterparties as to the types and degree of risks that may be undertaken. HomeSide's exposure to credit risk in the event of default by the counterparties for the options is $45.2 million which was due at February 28, 1997.

HomeSide's exposure to credit risk in the event of default by the counterparty for mandatory forward commitments to sell mortgage loans is the difference between the contract price and the current market price, offset by any available margins retained by HomeSide or an independent clearing agent. The amount of credit risk as of February 28, 1997, if all counterparties failed completely and if the margins, if any, retained by HomeSide or an independent clearing agent were to become unavailable, was approximately $3.6 million for mandatory forward commitments of mortgage-backed securities.

The following is a summary of HomeSide's notional amounts and fair values of interest rate products (in thousands):

                                                          February 28, 1997
                                                       ------------------------
                                                       Notional      Estimated
                                                        Amount     Fair Value(1)
                                                       ------------------------
Purchased commitments to sell mortgaged loans:
  Mandatory forward contracts .....................    $1,445,345     $  3,588
  Option contracts on mortgage-
    backed securities .............................       755,000        1,741
  Option contracts on US treasury
    bond futures ..................................       140,000         (147)
Risk management contracts on
  mortgage servicing rights:
  Purchased .......................................     3,572,300       45,212
------------
(1) Fair value represents the amount at which a given instrument could be exchanged in an arm's length transaction with a third party as of the balance sheet date.
(2) See Note 14 for additional disclosures on fair value of financial instruments.


Commitments to originate and purchase mortgage loans

HomeSide regularly enters into commitments to originate and purchase mortgage loans at a future date subject to compliance with stated conditions. Commitments to originate and purchase mortgage loans have off-balance sheet risk to the extent HomeSide does not have matching commitments to sell loans, which exposes HomeSide to lower of cost or market valuation adjustments in a rising interest rate environment. Additionally, the extension of a commitment, which is subject to HomeSide's credit review and approval policies, gives rise to credit exposure when certain borrowing conditions are met and the loan is made. Until such time, it represents only potential exposure. The obligation to lend may be voided if the customer's financial condition deteriorates or if the customer fails to meet certain conditions. Commitments to originate and purchase mortgage loans do not necessarily reflect future cash requirements because some of the commitments are expected to expire without being drawn upon. Commitments to originate and purchase mortgage loans totaled $2.7 billion at February 28, 1997.


Mortgage loans sold with recourse

HomeSide sells mortgage loans with recourse to various investors and retains the servicing rights and responsibility for credit losses on these loans. The total outstanding balance of loans sold with recourse does not necessarily represent future cash outflows. The total outstanding principal balance of loans sold with recourse was $14.2 million at February 28, 1997.

For five years following the May 31, 1996 acquisition of BMC, Barnett is obligated to repurchase or reimburse HomeSide for any credit losses related to $101.0 million of loans serviced with recourse.


Servicing commitment to investors

HomeSide is required to submit to certain investors, primarily GNMA, guaranteed principal and interest payments from the underlying mortgage loans regardless of actual collections.


Purchase mortgage servicing rights commitments

HomeSide routinely enters into commitments to purchase mortgage servicing rights associated with mortgages originated by third parties, subject to compliance with stated conditions. These commitments to purchase mortgage servicing rights correspond to mortgage loans having an aggregate loan principal balance of approximately $2.3 billion at February 28, 1997.


Geographical concentration of credit risk

HomeSide is engaged in business nationwide and has no material concentration of credit risk in any geographic region.


17. OTHER RELATED PARTY TRANSACTIONS

HomeSide entered into agreements with Bank of Boston and Barnett for certain corporate support services. For the period from March 16, 1996 through February 28, 1997, HomeSide paid Bank of Boston and Barnett approximately $2.5 million and $0.9 million, respectively, for these services.

HomeSide purchases mortgage loans eligible for sale from Bank of Boston and Barnett. For the period from March 16, 1996 through February 28, 1997, HomeSide paid approximately $4.7 million and $27.6 million, respectively, to Bank of Boston and Barnett for the purchase of mortgage servicing rights. HomeSide purchases the mortgage servicing rights to the mortgage loans Bank of Boston and Barnett hold in their

                                 HomeSide, Inc.

portfolios. For the period from March 16, 1996 to February 28, 1997, HomeSide purchased mortgage servicing rights from Bank of Boston and Barnett totaling approximately $1.3 million and $8.2 million, respectively. The Bank of Boston and Barnett purchases represent 2.8% and 16.0%, respectively, of the Company's total production for the period from May 31, 1996 to February 28, 1997.

HomeSide services residential mortgage loans held in portfolio by Bank of Boston and Barnett. The servicing fees paid by Bank of Boston and Barnett to HomeSide are market-based fees consistent with the fees charged by HomeSide to other investors. For the period from March 16, 1996 to February 28, 1997, Bank of Boston and Barnett paid $5.3 million and $23.6 million in servicing fees, respectively.

As of February 28, 1997, certain members of management owed $1.9 million related to loans granted to purchase shares of the Company's common stock. Such loans are secured by a pledge of the shares purchased, have terms of approximately five years and bear interest at 8.25% per annum.


18. STOCK-BASED COMPENSATION

HomeSide has established the HomeSide 1996 Employee Stock Option Plan under which 582,845 shares of common stock are reserved for issuance. Options issued under the plan may be either non-qualified or incentive stock options and the options will be exercisable at such prices as are set by HomeSide's board of directors. Under the plan, options will vest annually in five equal installments in arrears. During the period from March 16, 1996 to February 28, 1997, options to purchase 447,066 shares were granted at an exercise price of $10.294 per share. To date, there have been no exercises of options and options to purchase 6,494 shares were canceled under this plan.

HomeSide has also adopted a 1996 Time Accelerated Restricted Stock Option Plan under which 1,165,724 shares of common stock are reserved for issuance. Options granted under this plan will be non-qualified and will be exercisable at such prices as are set by the board of directors. Options granted under the plan will vest nine years from the date of grant. Vesting will accelerate upon the achievement of certain performance criteria. During the period from March 16, 1996 to February 28, 1997, options to purchase 894,132 shares were granted at an exercise price of $10.294 per share. To date, there have been no exercises of options and options to purchase 12,988 shares were canceled under this plan.

There was no compensation expense associated with the above option grants because the exercise price was equal to the estimated fair value of the common stock at the date of grant.

In 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued requiring HomeSide either to continue its current accounting for stock-based compensation under Accounting Principles Board ("APB") No. 25 or elect the fair value-based method of accounting prescribed by SFAS No. 123. HomeSide elected to continue to account for stock-based compensation under APB No. 25.

Under SFAS No. 123, the fair value of stock options granted in fiscal 1997 has been estimated using a Black-Scholes option pricing model with the following weighted average assumptions for grants in fiscal 1997: risk free interest rate ranging from 6.5% to 6.86%, expected option life ranging from 7.5 to 8.5 years, expected volatility of 35.0% and no expected dividend yield. Using these assumptions, the estimated fair value of options granted for the period from March 16, 1996 to February 28, 1997 was approximately $0.5 million and such amounts would be included in compensation expense over the vesting period of the options. Pro forma net income and net income per share for the period from March 16, 1996 to February 28, 1997, assuming the Company had accounted for the plan under SFAS No. 123, are as follows (in thousands, except per share data):

Net income:
  As reported ..........................................         $   36,969
  Pro forma ............................................             36,692
Net income per share:
  As reported ..........................................         $     1.33
  Pro forma ............................................               1.32


A summary of stock options activity for fiscal year 1997 is presented in the table and narrative below:

                                                                Weighted Average
                                                     Shares     Exercise Price
                                                 -------------------------------
Options outstanding,
  beginning of year ..........................            --       $   10.294
Granted ......................................       1,341,198         10.294
Exercised ....................................            --           10.294
Forfeited ....................................         (19,482)        10.294
                                                 -------------------------------
Options outstanding, end of year .............       1,321,716     $   10.294
                                                 ===============================
Options exercisable, end of year .............            --             --
Weighted average per share
  fair value of options granted ..............      $     3.21           --


At February 28, 1997, options for 440,572 shares are outstanding having an exercise price $10.29 and a weighted average contractual life of 7.5 years, none of which are exercisable. Options for 881,144 shares are also outstanding having an exercise price of $10.29 and a weighted average contractual life of 8.5 years, none of which are exercisable.


19. EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation of the numer-


                                                                              35
                                 HomeSide, Inc.

ator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion 15.

This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. Management expects that the impact of this Statement on the presentation of the financial statements of HomeSide will be immaterial.


20. DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE

In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." This Statement establishes standards for the disclosure of descriptive information about securities, the liquidation preference of preferred stock and redeemable stock. This Statement is effective for HomeSide's fiscal year ending February 28, 1998. Management expects that the impact of this Statement on the presentation of the financial statements of HomeSide will be immaterial.


21. CONTINGENCIES

HomeSide, along with its subsidiaries, is a defendant in a number of legal proceedings arising in the normal course of business. HomeSide, in management's estimation, has adequate reserves in the financial statements for pending litigation. Management, after reviewing all actions and proceedings pending against or involving HomeSide, considers that the aggregate liabilities or loss, if any, resulting from the final outcome of these proceedings will not have a material effect on the financial position, operations or liquidity of HomeSide.


22. EMPLOYEE BENEFITS

HomeSide offers a 401(k) defined contribution benefit plan in which employees may contribute a portion of their compensation. Substantially all employees are eligible for participation in the plan. The Company matched 100% of amounts contributed up to 4% of an employee's compensation. Further, the Company may contribute additional amounts at its discretion. Total expense related to the benefit plan was approximately $4.0 million for fiscal year 1997.


23. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       For the Period From     For the Three    For the Three      For the Three
                                                          March 16, 1996       Months Ended     Months Ended       Months Ended
                                                          to May 31, 1996    August 31, 1996  November 30, 1996  February 28, 1997
                                                         ------------------------------------------------------------------------
                                                                      (dollars in thousands, except per share data)
Revenues ...............................................     $33,717            $57,863            $62,325            $63,171
Expenses ...............................................      22,609             40,842             40,655             40,288
Income tax expense .....................................       4,554              6,954              9,015              8,750
                                                         ------------------------------------------------------------------------
Income before extraordinary loss on early
  extinguishment of  debt ..............................       6,554             10,067             12,655             14,133
Extraordinary loss from the early
  extinguishment of  debt, net of tax ..................        --                 --                 --                6,440
                                                         ------------------------------------------------------------------------
Net income .............................................      $6,554            $10,067            $12,655             $7,693
                                                         ========================================================================
Net income per share before extraordinary
  loss on early extinguishment of debt(a) ..............       $0.34              $0.29              $0.36              $0.37
Net income per share(a) ................................       $0.34              $0.29              $0.36              $0.20
Weighted average shares outstanding ....................  19,246,902         34,973,790         34,996,360         38,279,486

------------
(a) Net income per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amount. This is caused by rounding and the averaging effect of the number of share equivalents utilized throughout the year, which changes with the market price of the common stock.

                                 HomeSide, Inc.

24. PARENT COMPANY ONLY
    CONDENSED FINANCIAL INFORMATION


Balance Sheet

(Dollars in thousands)                                        February 28, 1997
                                                              -----------------
Assets
Investment in subsidiary ....................................       $629,513
Other assets ................................................         17,105
                                                                   ---------
Total assets ................................................       $646,618
                                                                   =========
Liabilities and stockholders' equity
Accounts payable and accrued expenses .......................         $4,322
Long-term debt ..............................................        130,000
                                                                   ---------
Total liabilities ...........................................        134,322
Common stock ................................................            531
Additional paid-in capital ..................................        476,646
Retained earnings ...........................................         36,969
                                                                   ---------
                                                                     514,146
Less: Notes received in payment
  for capital stock .........................................         (1,850)
                                                                   ---------
Total stockholders' equity ..................................        512,296

Total liabilities and stockholders' equity ..................       $646,618
                                                                   =========


Statement of Income
                                                                 For the
                                                                Period From
                                                             March 16, 1996 to
(Dollars in thousands)                                       February 28, 1997
                                                             ------------------
Revenues:
Dividends from subsidiary ...................................     $16,965
                                                                  -------
  Total revenues ............................................      16,965
                                                                  -------
Expenses:
Interest expense ............................................      19,445
Other expenses ..............................................         842
                                                                  -------
  Total expenses ............................................      20,287
                                                                  -------
Loss before income taxes, equity in undistributed
  income of subsidiary and extraordinary loss
  on early extinguishment of debt ...........................       3,322
Income tax benefit ..........................................       8,171
                                                                  -------
Income before equity in undistributed income
  of subsidiary and extraordinary loss on
  early extinguishment of debt ..............................       4,849
Equity in undistributed income of subsidiary ................      38,560
Extraordinary loss on early extinguishment
  of debt, net of tax .......................................       6,440
                                                                  -------
Net income ..................................................     $36,969
                                                                  =======


Statement of Cash Flows
                                                                 For the
                                                                Period From
                                                             March 16, 1996 to
(Dollars in thousands)                                       February 28, 1997
                                                             ------------------
Cash flows used in operating activities:
Net income                                                       $ 36,969
Adjustments to reconcile net income to net cash
  used in operating activities:
  Amortization                                                        842
  Equity in undistributed earnings of subsidiary                  (38,560)
  Deferred income tax benefit                                      (8,171)
  Change in other assets and accounts payable
    and accrued liabilities                                        (3,810)
                                                                  -------
Net cash used in operating activities                             (12,730)
                                                                  -------
Cash flows used in investing activities:
Capital contribution to subsidiary                               (376,453)
                                                                  -------
Net cash used in investing activities                            (376,453)
                                                                  -------
Cash flows provided by financing activities:
Issuance of bridge financing                                       90,000
Repayment of bridge financing                                     (90,000)
Issuance of Notes                                                 200,000
Payment of debt issue costs                                       (10,409)
Repayment of long-term debt                                       (70,000)
Proceeds from issuance of common stock                            269,592
                                                                  -------
Net cash provided by financing activities                         389,183
                                                                  -------
Net increase in cash
Cash and cash equivalents at beginning of period                       --
Cash and cash equivalents at end of period                             --
                                                                  -------
                                                                  $    --
                                                                  =======

                                 HomeSide, Inc.

Report of Independent Certified Public Accountants

To the Board of Directors of
HomeSide, Inc.

We have audited the accompanying consolidated balance sheet of HomeSide, Inc., (a Delaware corporation, see Note 1) and subsidiaries as of February 28, 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the period from March 16, 1996 to February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HomeSide, Inc. and subsidiaries as of February 28, 1997 and the consolidated results of their operations and their cash flows for the period from March 16, 1996 to February 28, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
------------------------
Jacksonville, Florida
April 18, 1997

Consolidated Balance Sheets

                                                                               At December 31,       At March 15,
                                                                              1994         1995           1996
                                                                          ----------------------------------------
                                                                                         (In thousands)
                                    ASSETS
Cash ..................................................................    $    5,653    $      830    $   23,216
Mortgage loans
  Held for sale, net ..................................................       271,215       388,436       628,504
  Held for investment .................................................        28,589        33,183        65,068
Purchased mortgage servicing rights, net ..............................       415,815       533,891       522,469
Excess mortgage servicing receivable, net .............................        15,333        17,447        20,393
Accounts receivable ...................................................        66,390        82,473        65,599
Accounts receivable from Bank of
  Boston and affiliates ...............................................           373           343          --
Pool loan purchases ...................................................        77,477        65,272        56,261
Mortgage claims receivable, net .......................................        48,835        45,422        17,563
Accrued income tax receivable .........................................          --            --          40,867
Deferred tax asset ....................................................        31,012        40,724        36,390
Real estate acquired ..................................................           924         2,627         2,797
Premises and equipment, net ...........................................        25,279        25,386        25,071
Other assets ..........................................................        19,992        18,269        16,159
                                                                         ----------------------------------------
    Total Assets ......................................................    $1,006,887    $1,254,303    $1,520,357
                                                                         ========================================
                   LIABILITIES & STOCKHOLDER'S EQUITY
Note payable to Bank of Boston ........................................    $  779,021    $  966,000    $1,256,000
Accounts payable and accrued liabilities ..............................        81,269        51,683       137,837
Accrued income taxes ..................................................         4,825        36,213          --
Long-term debt ........................................................        14,007        13,816        13,790
                                                                         ----------------------------------------
    Total liabilities .................................................       879,122     1,067,712     1,407,627
                                                                         ----------------------------------------
Commitments and Contingencies (Notes 9, 11, 12, 13, 15 and 16)
Stockholder's Equity:
  Common stock, $1 par value per share:
    10,000 shares authorized; 100 shares issued and outstanding ........          --            --            --
  Additional paid-in capital ..........................................       156,666       156,666       156,666
Retained earnings (accumulated deficit) ...............................       (28,901)       29,925       (43,936)
                                                                         ----------------------------------------
  Total stockholder's equity ..........................................       127,765       186,591       112,730
                                                                         ----------------------------------------
    Total Liabilities & Stockholder's Equity ..........................    $1,006,887    $1,254,303    $1,520,357
                                                                         ========================================


The accompanying notes are an integral part of these financial statements.

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.--Note 1)

Consolidated Statements of Operations and
Retained Earnings

                                                                                                                    For the
                                                                                                                  Period From
                                                                                                                January 1, 1996
                                                                                    Years Ended December 31,        through
                                                                                      1994            1995       March 15, 1996
                                                                                -----------------------------------------------
                                                                                                 (In thousands)
Revenues:
  Mortgage servicing fees ..................................................... $     140,491     $    173,038     $     38,977
  Gain (loss) on risk management contracts ....................................        (6,702)         108,702         (128,795)
  Amortization of mortgage servicing rights ...................................       (66,801)        (108,013)          (7,245)
                                                                                -----------------------------------------------
    Net servicing revenue .....................................................        66,988          173,727          (97,063)
                                                                                -----------------------------------------------
  Interest income .............................................................        31,585           24,324            8,423
  Interest expense ............................................................       (33,952)         (27,128)         (10,089)
                                                                                -----------------------------------------------
    Net interest revenue (expense) ............................................        (2,367)          (2,804)          (1,666)
                                                                                -----------------------------------------------
  Net mortgage origination revenue ............................................         4,983            3,417            7,638
  Gain on sales of servicing rights ...........................................        10,862           10,230             --
  Other income ................................................................           147              511              253
                                                                                -----------------------------------------------
    Total Revenues ............................................................        80,613          185,081          (90,838)
                                                                                -----------------------------------------------
Expenses:
  Salaries and employee benefits ..............................................        40,370           45,381           10,287
  Occupancy and equipment .....................................................         9,012           10,009            2,041
  Servicing losses on investor-owned loans ....................................         7,177            9,981            5,560
  Real estate acquired ........................................................           253            1,054              291
  Other expenses ..............................................................        19,326           21,896            7,377
                                                                                -----------------------------------------------
    Total Expenses ............................................................        76,138           88,321           25,556
                                                                                -----------------------------------------------
Income (loss) before income taxes and cumulative effect of change
  in accounting principle .....................................................         4,475           96,760         (116,394)
Income tax expense (benefit) before cumulative effect of change in accounting principle:
    Current ...................................................................         4,773           47,646          (46,867)
    Deferred ..................................................................        (2,248)          (9,712)           4,334
                                                                                -----------------------------------------------
      Total Income Tax Expense (Benefit) ......................................         2,525           37,934          (42,533)
                                                                                -----------------------------------------------
Income (loss) before cumulative effect of change
  in accounting principle .....................................................         1,950           58,826          (73,861)
Cumulative effect on prior years of change in accounting for mortgage
  servicing fee income, net of tax ............................................         3,455             --               --
                                                                                -----------------------------------------------
    Net Income (Loss) .........................................................         5,405           58,826          (73,861)
Retained Earnings (Accumulated Deficit), January 1 ............................       (34,306)         (28,901)          29,925
                                                                                -----------------------------------------------
Retained Earnings (Accumulated Deficit), end of period ........................ $     (28,901)    $     29,925     $    (43,936)
                                                                                ===============================================


The accompanying notes are an integral part of these financial statements.


                         BancBoston Mortgage Corporation
                (Acquired by HomeSide, Inc. on March 15, 1996 and
                  now known as HomeSide Lending, Inc.--Note 1)

Consolidated Statements of Cash Flows

                                                                                                                   For the
                                                                                                                 Period From
                                                                                                                January 1, 1996
                                                                                    Years Ended December 31,        through
                                                                                      1994            1995       March 15, 1996
                                                                                -----------------------------------------------
                                                                                                 (In thousands)
Cash flows provided by (used in) operating activities:
  Net income (loss) ..........................................................       $5,405          $58,826         $(73,861)
  Adjustments to reconcile net income (loss) to cash provided by
    (used in) operations:
      Cumulative effect of change in accounting for mortgage
        servicing fees, net of tax ...........................................       (3,455)            --               --
      Amortization ...........................................................       67,207          108,404            7,327
      Depreciation ...........................................................        2,621            3,133              719
      Servicing losses on investor-owned loans ...............................        7,177            9,981            5,560
      Deferred tax (benefit) expense .........................................       (2,248)          (9,712)           4,334
      Gain on sale of mortgage servicing rights ..............................      (10,862)         (10,230)            --
      (Gain) loss on risk management contracts ...............................        6,702         (108,702)         128,795
      Write down of real estate acquired .....................................        1,066            1,699            1,067
      Capitalized excess mortgage servicing receivable .......................       (3,653)          (7,513)          (3,967)
      Mortgage loans originated and purchased for sale .......................   (4,673,100)      (4,816,964)      (2,027,741)
      Proceeds and principal repayments of mortgage loans held for sale ......    5,005,969        4,694,909        1,787,673
      Change in accounts receivable ..........................................       (7,482)         (16,053)          17,217
      Change in pool loan purchases ..........................................        9,002           12,205            9,011
      Change in mortgage claims receivable ...................................        4,574           (5,383)          25,863
      Change in accrued income taxes .........................................       (1,231)          31,388          (77,080)
      Change in other assets and accounts payable and accrued liabilities ....      (13,051)         (11,899)          82,622
                                                                                -----------------------------------------------
        Net cash provided by (used in) operating activities ..................      394,641          (65,911)        (112,461)
                                                                                -----------------------------------------------
Cash flows provided by (used in) investing activities:
  Principal payments on (net origination) of mortgage loans
    held for investment ......................................................       11,216           12,966          (31,885)
  Purchase of premises and equipment .........................................       (5,355)          (3,141)            (404)
  Acquisition of Bell Mortgage ...............................................         --               (891)            --
  Purchase of mortgage servicing rights ......................................     (164,047)        (193,013)         (60,171)
  Proceeds from (amounts paid for) risk management contracts, net ............       (9,641)          27,120          (63,426)
  Proceeds from real estate acquired .........................................        2,773            2,610              759
  Proceeds from sales of mortgage servicing rights ...........................       10,862           28,649             --
                                                                                -----------------------------------------------
         Net cash used in investing activities ...............................     (154,192)        (125,700)        (155,127)
                                                                                -----------------------------------------------
Cash flows provided by (used in) financing activities:
  Borrowings from Bank of Boston .............................................    3,988,224        3,669,085        1,692,500
  Repayments to Bank of Boston ...............................................   (4,228,214)      (3,482,106)      (1,402,500)
  Repayment of long-term debt ................................................         (173)            (191)             (26)
                                                                                -----------------------------------------------
        Net cash provided by (used in) financing activities ..................     (240,163)         186,788          289,974
                                                                                -----------------------------------------------
Net increase (decrease) in cash ..............................................          286           (4,823)          22,386
  Cash at January 1 ..........................................................        5,367            5,653              830
                                                                                -----------------------------------------------
  Cash at end of period ......................................................       $5,653             $830          $23,216
                                                                                ===============================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest .................................................................      $32,819          $27,498           $9,211
                                                                                ===============================================
    Income taxes .............................................................       $7,864          $16,258          $30,213
                                                                                ===============================================
Supplemental schedule of non=cash investing activities:
  BBMC purchased bulk mortgage servicing rights during the years
    1994 and 1995. In conjunction with purchases, accounts payable
    were assumed .............................................................      $60,188          $23,022             --
                                                                                ===============================================


The accompanying notes are an integral part of these financial statements.

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

Notes to Consolidated Financial Statements


1. ORGANIZATION

BancBoston Mortgage Corporation ("BBMC" or the "Company") was a wholly=owned subsidiary of The First National Bank of Boston ("Bank of Boston"), which was a wholly-owned subsidiary of Bank of Boston Corporation. In December 1995, Bank of Boston Corporation signed an agreement with Thomas H. Lee Company and Madison Dearborn Partners ("Investors") to sell BBMC, creating an independent mortgage company. Under the terms of the agreement, Bank of Boston received cash and an equity interest in the new company, HomeSide, Inc. The Investors acquired majority interest in HomeSide, Inc. The transaction closed March 15, 1996. Upon completion of the transaction, BBMC was renamed HomeSide Lending, Inc. BBMC is the Predecessor company to both HomeSide, Inc. and HomeSide Lending, Inc.

On March 4, 1996, Barnett Banks, Inc. ("Barnett") entered into an agreement to sell certain of its mortgage banking operations, primarily its servicing portfolio and proprietary mortgage banking software systems to HomeSide, Inc. Barnett received cash and an ownership interest in HomeSide, Inc. The transaction closed May 31, 1996.


2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include BBMC and its wholly=owned subsidiaries. All material intercompany transactions have been eliminated. These financial statements have been prepared using the carrying values of BBMC and do not reflect the purchase of BBMC as discussed in Note 1.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically, management adjusts the amount of amortization recorded based on the effect of anticipated changes in prepayment speeds.


Interest rate products

BBMC enters into financial agreements and purchases financial instruments as part of its interest rate risk management strategy. These agreements are not considered trading instruments and are primarily entered into for purposes of managing the prepayment risk associated with mortgage servicing rights and interest rate risk relative to commitments to originate mortgage loans against market value declines resulting from fluctuations in interest rates. These instruments and agreements are designated as a part of BBMC's risk management strategy and are linked to the related assets being managed.

BBMC acquires financial instruments, including derivative contracts (risk management contracts), to partially protect the value of mortgage servicing rights from the effects of prepayment activity caused by interest rate declines. These financial instruments increase or decrease in value in an inverse relationship to changes in market interest rates. Accordingly, as interest rates decline, these financial instruments will increase in value, and as interest rates increase, these financial instruments will decline in value. The value of these financial instruments will fluctuate daily with interest rate changes, and these fluctuations may be significant. However, the decline in the value of these financial instruments is limited to the value recorded in the balance sheet. These financial instruments primarily include options on U.S. treasury futures, forward contracts, and interest rate floors.

As of March 15, 1996, due to rising interest rates, the risk management contracts had declined in value by the carrying amount recorded on the balance sheet at December 31, 1995 (see Note 14).

The cost of option contracts to manage BBMC's fixed and variable rate loan origination commitments are capitalized and amortized as an adjustment of gain or loss over the life of the underlying option contract. Unamortized premiums are included in other assets on the balance sheet. At March 15, 1996, BBMC had call options to purchase mortgage=backed securities with a total face amount of $653.0 million. The unamortized premiums associated with these options were $2.6 million at March 15, 1996. There were no put options outstanding as of the balance sheet date.

Short-term option contracts that are used to manage interest rate risk on BBMC's mortgage servicing rights are marked-to-market with gains or losses recognized in current income. The current market value of these option contracts are included in the balance of capitalized mortgage servicing rights. At March 15, 1996, the current market value of these option contracts included in mortgage servicing rights was $20.2 million. Unrealized gains (losses) at December 31, 1994, 1995 and March 15, 1996, included in the consolidated statements of operations were ($2.9) million, $86.5 million and ($56.6) million, respectively.


Mortgage loans

Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is based on the contract prices at which the mortgage loans will be sold or, if the loans are not committed for sale, the current market price. Loan origination fees and certain direct costs are deferred until the related mortgage loans are sold.


Mortgage loans held for investment are stated at the lower of cost or fair value at the time the permanent investment decisions are made. Discounts, if any, are amortized over the anticipated life of the investment.

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

Loans are placed on nonaccrual status when any portion of the principal or interest is ninety days past due or earlier when concern exists as to the ultimate collectibility of principal or interest. When loans are placed on nonaccrual status, the related interest receivable is reversed against interest income of the current period. Interest payments received on nonaccrual loans are applied as a reduction of the principal balance when concern exists as to the ultimate collection of principal; otherwise, such payments are recognized as interest income. Loans are removed from nonaccrual status when principal and interest become current and they are estimated to be fully collectible.


Purchased and originated mortgage servicing rights

Purchased mortgage servicing rights (PMSR) represent the cost of purchasing the right to service mortgage loans originated by others. PMSR are amortized as a reduction of servicing fee income over the estimated servicing period in proportion to the estimated future net cash flows from the loans serviced. Remaining PMSR asset balances are evaluated for impairment by determining their estimated recoverable amount through applying the discount rate in effect at the time the servicing was purchased to the estimated future aggregate net cash flows from the underlying mortgages. The carrying value is written down for any impairment; such write=downs are included in the amortization of mortgage servicing rights.

On January 1, 1996,  BBMC adopted  Statement of Financial  Accounting  Standards
(SFAS) No. 122 which, among other provisions, requires that the value of mortgage servicing rights associated with mortgage loans originated by an entity be capitalized as assets. The value of BBMC's originated mortgage servicing rights (OMSR) is determined by allocating the total costs of the mortgage loans between the loans and the mortgage servicing rights based on their relative fair values. Previously, OMSRs were included with the cost of the related loans and considered in determining the gain or loss on sale when the loans were sold. Through March 15, 1996, BBMC capitalized $3.1 million of OMSR, which had the effect of increasing net mortgage origination revenue by $3.1 million for the period January 1, 1996 to March 15, 1996 since a portion of the basis of loans originated for sale was allocated to OMSR. Since SFAS No. 122 prohibits retroactive application, historical accounting results have not been restated and, accordingly, the accounting results for the previous years ended are not directly comparable with the period January 1, 1996 through March 15, 1996.

SFAS No. 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based on the fair value of these rights. For the purposes of determining impairment, BBMC's mortgage servicing rights are stratified based on interest rate and type of loan (conventional/government). Impairment, if any, is recognized through a valuation allowance for each impaired stratum. BBMC did not record any impairment charges related to its mortgage servicing right portfolio for the period January 1, 1996 through March 15, 1996.


Excess mortgage servicing receivable

Excess mortgage servicing receivable (EMSR) represents the present value of servicing fee income in excess of a normal servicing fee. When loans are sold, the estimated excess servicing is recognized as income and amortized over the estimated servicing period in proportion to the estimated future aggregate net cash flows from the loans serviced. Remaining asset balances are evaluated for impairment based on current estimates of future discounted cash flows. Such write-downs are included in amortization of mortgage servicing rights.


Accounts receivable

Accounts receivable includes advances made in connection with loan servicing activities. These advances consist primarily of payments for property taxes and insurance premiums, as well as, principal and interest remitted to investors before they are collected from mortgagors.


Pool loan purchases

Pool loan purchases are carried at cost and consist of FHA=insured, VA=guaranteed, and conventional loans purchased from mortgage=backed securities serviced by BBMC for others. At the purchase date, these loans were delinquent or in the process of foreclosure or repayment. Losses associated with pool loan purchases are largely reimbursed by the insurer.


Mortgage claims receivable

Mortgage claims receivable includes claims filed primarily with the FHA and the VA. These receivables are carried at cost, less an allowance for estimated amounts that are not collectible from the mortgage insuring agencies.


Real estate acquired

Real estate acquired includes properties on which BBMC has foreclosed and taken title. It is initially reported at the lower of the carrying value of the loan or the fair value of the real estate obtained, less estimated selling costs. The excess, if any, of the loan balance over the fair value of the property at the time of transfer to real estate acquired is charged to the reserve for estimated servicing losses on investor=owned loans. Subsequent declines in the value of the property and costs related to holding the property are charged against income.


Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or the term of the lease.

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

Other assets

Other assets consist primarily of a prepaid pension asset of ($9.8 million at March 15, 1996) allocated from the Bank of Boston, and the excess of cost over fair value of net assets acquired. The excess of cost over fair value of net assets acquired is amortized using a straight=line basis over periods varying from seven to twenty=five years.


Mortgage servicing fees

Mortgage servicing fees represent fees earned for servicing mortgage loans owned by investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recognized as income on an accrual basis.


Servicing losses on investor=owned loans

BBMC records losses attributable to servicing FHA and VA loans for investors. These amounts include actual losses for final disposition of loans, accrued interest for which payment has been denied, and estimates for potential losses based on BBMC's experience as a servicer of government loans.


A reserve for estimated servicing losses on investor-owned loans is available for potential losses related to the mortgage servicing portfolio and is included in the balance of accounts payable and accrued liabilities.


Net mortgage origination revenue

Net mortgage origination revenue includes gains and losses from sales of mortgage loans, deferred origination fees and expenses, and the present value of gains from the EMSR.


Income taxes

BBMC files its federal tax return through inclusion in Bank of Boston Corporation's consolidated return. Accordingly, Bank of Boston's federal tax provision is allocated to all member subsidiaries as if each member were a separate taxpayer. However, the timing of utilization of certain of BBMC's tax attributes may differ from a stand-alone tax-paying basis. BBMC accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".
Note 10 includes additional information with respect to the adoption of this statement. Under SFAS No. 109, current tax liabilities or assets are recognized through charges or credits to the current tax provision for the estimated taxes payable or refundable for the current year.

Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. Net deferred tax liabilities or assets are recognized through charges or credits to the deferred tax provision. A deferred tax valuation reserve is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Changes in the deferred tax valuation reserve are recognized through charges or credits to the deferred tax provision.

The effect of enacted changes in tax law, including changes in tax rates, on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.


Accounting changes

Effective January 1, 1994, BBMC changed its method of accounting for mortgage servicing fees from the cash basis to the accrual basis. The cumulative effect to January 1, 1994 of this accounting change was an increase in net income of approximately $3.5 million, which is net of income taxes of $1.9 million.


3. PURCHASED MORTGAGE SERVICING RIGHTS AND EXCESS MORTGAGE
   SERVICING RECEIVABLE


PMSR consist of the following:

                                                                      December 31,             March 15,
                                                            ---------------------------------------------
                                                                  1994            1995           1996
                                                            ---------------------------------------------
                                                                             (In thousands)
PMSR ....................................................        $732,775       $954,931        $951,817
Accumulated amortization ................................        (316,960)      (421,040)       (429,348)
                                                            --------------------------------------------
Balance .................................................        $415,815       $533,891        $522,469
                                                            ============================================
EMSR consist of the following:
                                                                      December 31,           March 15,
                                                            -------------------------------------------
                                                                  1994            1995         1996
                                                            -------------------------------------------
                                                                             (In thousands)
EMSR ....................................................         $60,419        $66,465         $70,432
Accumulated amortization ................................         (45,086)       (49,018)        (50,039)
                                                            --------------------------------------------
Balance .................................................         $15,333        $17,447         $20,393
                                                            ============================================


4. RESERVE FOR ESTIMATED SERVICING LOSSES ON INVESTOR=OWNED LOANS

An analysis of the reserve for estimated servicing losses on investor-owned loans is as follows:

                                                                      December 31,             March 15,
                                                            ---------------------------------------------
                                                                  1994            1995           1996
                                                            ---------------------------------------------
                                                                             (In thousands)
Balance at January 1 ....................................         $(4,700)      $(6,650)         $(9,400)
Servicing losses on
  investor-owned loans ..................................          (7,177)       (9,981)          (5,560)
Charge-offs .............................................           5,304         7,473            2,725
Recoveries ..............................................             (77)         (242)            --
                                                            ---------------------------------------------
Ending Balance ..........................................         $(6,650)      $(9,400)        $(12,235)
                                                            =============================================

5. MORTGAGE SERVICING PORTFOLIO

BBMC's residential mortgage servicing portfolio totaled $37.9 billion, $41.5 billion and $44.2 billion at December 31, 1994, 1995 and March 15, 1996, respectively, and included mortgage-backed securities of $24.0 billion, $28.5 billion and $29.1 billion


                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)
at December 31, 1994, 1995 and March 15, 1996, respectively. In addition, BBMC's commercial loan servicing portfolio totaled $1.0 billion, $0.9 billion and $0.2 billion at December 31, 1994, 1995 and March 15, 1996, respectively. Related fiduciary funds are segregated in trust accounts, principally deposited with Bank of Boston, and are not included in the accompanying consolidated financial statements.

BBMC has in force an errors and omissions policy in the amount of $25 million. Fidelity coverage up to a limit of $75 million, subject to a $1 million deductible, is provided under a Bank of Boston master program.

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:


                                              December 31,           March 15,
                                        ---------------------------------------
                                           1994           1995         1996
                                        ---------------------------------------
                                                    (In thousands)
Land ..............................        $4,086         $4,086        $4,086
Building ..........................        14,251         14,477        14,476
Furniture and equipment ...........        24,300         26,870        25,967
Leasehold improvements ............           752            824           877
                                        ---------------------------------------
                                           43,389         46,257        45,406
Accumulated depreciation
  and amortization ................       (18,110)       (20,871)      (20,335)
                                        ---------------------------------------
Balance ...........................       $25,279        $25,386       $25,071
                                        =======================================


7. NOTE PAYABLE TO BANK OF BOSTON

BBMC borrows funds on a demand basis from Bank of Boston under a $1.25 billion line of credit, collateralized by substantially all of BBMC's assets. At December 31, 1994 and 1995 and March 15, 1996, the interest rate was 8.5%, 6.8% and 7.7%, respectively, less the benefit received from balances held at Bank of Boston. Interest expense, net of this benefit, was $24.6 million, $20.5 million and $6.7 million for the years ended December 31, 1994 and 1995, and for the period January 1, 1996 to March 15, 1996, respectively.


8. LONG-TERM DEBT

Long-term debt consists of a 30-year mortgage note, payable monthly with interest at 91/2%, maturing in 2017. BBMC's main office building is pledged as collateral. Principal payments due on long-term debt as of March 15, 1996, are as follows:

                                                                  March 15, 1996
                                                                  (In thousands)
                                                                  --------------
1997 .........................................................         $  230
1998 .........................................................            234
1999 .........................................................            258
2000 .........................................................            283
2001 .........................................................            312
Thereafter ...................................................         12,473
                                                                   ----------
Total Due ....................................................        $13,790
                                                                   ==========

9. EMPLOYEE BENEFITS

BBMC participates with Bank of Boston and its affiliates in a non-contributory defined benefit pension plan (Plan) covering substantially all full-time employees. Bank of Boston funds the Plan in compliance with the requirements of the Employee Retirement Income Security Act.

The Plan is an account balance defined benefit plan in which each employee has an account to which amounts are allocated based on level of pay and years of service and which grows at a specific rate of interest. Benefits accrued prior to 1989 are based on years of service, highest average compensation, and social security benefits. Expense (income) associated with this Plan was ($1.1) million and $0.5 million for the years ended December 31, 1994 and 1995, respectively and $0.3 million for the period January 1, 1996 to March 15, 1996.

BBMC also maintains non-qualified deferred compensation and retirement plans for certain officers. All benefits provided under these plans are unfunded and any payments to plan participants are made by BBMC. As of December 31, 1994, 1995 and March 15, 1996, approximately $0.8 million, $0.7 million and $0.7 million, respectively, were included in accrued expenses and other liabilities for these plans. For the years ended December 31, 1994, 1995 and for the period January 1, 1996 to March 15, 1996, expense related to these plans was $0.2 million, $0.2 million and $0.1 million, respectively.

BBMC also participates with Bank of Boston and its affiliates in a thrift incentive plan. Under this plan, employer contributions are generally based on the amount of eligible employee contributions. The amounts charged to operating expense under this plan were $0.8 million, $0.2 million and $0.1 million for the years ended December 31, 1994, 1995 and for the period January 1, 1996 to March 15, 1996, respectively. BBMC employees are eligible to participate in the thrift plan until October 1, 1996 at which time BBMC participant accounts will become part of a similar plan offered by the new company.

BBMC participates with Bank of Boston and its affiliates by providing certain health and life insurance benefits for retired employees. Eligible employees currently receive credits up to $10 thousand based on years of service, which are used to purchase post-retirement health care coverage. Life insurance coverage is dependent on years of service at retirement. Amounts charged to employee benefits expense for these benefits were $0.6 million, $0.5 million and $0.8 million for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to March 15, 1996, respectively. After March 15, 1996 retiree benefits associated with current retirees will be assumed by Bank of Boston.


                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

The components of post-retirement benefits expense for the two years ended December 31 were as follows:

                                                            1994          1995
                                                         ----------------------
                                                              (In thousands)
Service cost (benefits earned
  during the period) .............................           $63           $53
Interest cost on projected
  benefit obligation .............................           282           264
Amortization:
  Unrecognized net asset .........................           250           250
  Unamortized gain ...............................           (11)          (53)
                                                         ----------------------
Net post-retirement benefit cost .................          $584          $514
                                                         ======================


BBMC's unfunded accumulated post-retirement benefit obligation for the two years ended December 31 was as follows:

                                                            1994          1995
                                                         ----------------------
                                                              (In thousands)
Accumulated post-retirement benefit
  obligation for retirees ........................        $3,711         $3,515
Unrecognized net gain ............................         1,385          1,541
Unrecognized net obligation ......................        (4,500)        (4,250)
                                                         ----------------------

Post-retirement benefit liability ................          $596           $806
                                                         ======================


Assumptions used in actuarial computations were:


                                                      1994             1995
                                                 ------------------------------
                                                          (In thousands)
Rate of increase in future
  compensation levels                                    4.50%            4.50%
Weighted average discount rate                           8.25%            7.25%
Medical inflation rate                           11% declining     8% declining
                                                 to 5% in 2001    to 5% in 1999

An increase of 1% in the assumed health care cost trend rate would result in an increase of 5.9%, and 5.8% in the accumulated post-retirement benefit obligation and 4.9%, and 4.9% in annual post-retirement benefit expense for the years ended December 31, 1994, and 1995, respectively.

These retirement plans are assessed annually. There was no actuarial valuation at March 15, 1996. Post-retirement benefit expense for the period January 1, 1996 to March 15, 1996 was $0.1 million.


10. INCOME TAXES

The components of the net deferred tax asset are as follows:

                                              December 31,           March 15,
                                         --------------------------------------
                                           1994           1995          1996
                                         --------------------------------------
                                                      (In thousands)
PMSR ..............................       $27,223        $34,008        $28,167
EMSR ..............................         9,303          8,957          8,881
Reserve for estimated
  servicing losses on
  investor-owned loans ............         2,529          3,657          4,759
Other .............................        (2,385)        (1,301)        (1,303)
Valuation reserve .................        (5,658)        (4,597)        (4,114)
                                         --------------------------------------
Net deferred tax assets,
  net of reserve ..................       $31,012        $40,724        $36,390
                                         ======================================


The deferred tax assets, net of the valuation reserve, can be realized from the reversal of existing deferred tax liabilities and by carryback to previous years with taxable income. The valuation reserve has been primarily established against state deferred tax assets where carryback is not permitted.


The components of the provision for (benefit from) income taxes are as follows:

                                               December 31,           March 15,
                                         --------------------------------------
                                              1994        1995           1996
                                         --------------------------------------
                                                      (In thousands)
 Current tax provision
  (benefit) ...........................      $4,773       $47,646      $(46,867)
Deferred tax (benefit)
  expense on income ...................      (2,587)       (8,651)        4,817
  Change in valuation
    reserve ...........................         339        (1,061)         (483)
                                         --------------------------------------
Net deferred tax
  (benefit) expense ...................      (2,248)       (9,712)        4,334
Income tax provision (benefit)
  before cumulative effect of
  changes in accounting
  principles ..........................       2,525        37,934       (42,533)
Change in accounting for
  mortgage servicing fee ..............       1,860          --            --
Total income tax
  provision (benefit) .................      $4,385       $37,934      $(42,533)
                                         ======================================


The following table reconciles the expected federal tax provision (benefit) on income (loss) before cumulative effect of change in accounting principle, based on the federal statutory tax rate of

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

35%, to the actual tax provision (benefit) before cumulative effect of changes in accounting principles:

                                               December 31,           March 15,
                                         --------------------------------------
                                              1994        1995           1996
                                         --------------------------------------
                                                      (In thousands)
Expected tax provision (benefit)
  applicable to income (loss)
  before cumulative effect of
  change in accounting
  principle ............................      $1,567      $33,866      $(40,738)
Effect of:
  State income taxes, net of
    federal tax benefits ...............         381        3,774           743
  Other ................................         577          294        (2,538)
                                         --------------------------------------
Actual tax provision (benefit)
  before cumulative effect of
  change in accounting
  principle ............................      $2,525      $37,934      $(42,533)
                                         ======================================

11. LEASE COMMITMENTS

BBMC leases office facilities and equipment under noncancelable leases that include renewal options and escalation clauses which extend into 1999. Rental expense for leases of office facilities and equipment was $3.6 million, and $3.9 million for the years ended December 31, 1994 and 1995 and $1.8 million for the period January 1, 1996 to March 15, 1996. BBMC's minimum future lease commitments are as follows:

                              December 31, 1995             March 15, 1996
                              ---------------------------------------------
                                             (In thousands)
1996 ........................      $1,996                       $1,837
1997 ........................         622                        1,910
1998 ........................         280                        1,764
1999 ........................          52                        1,079
2000 ........................          --                          107
Thereafter ..................          --                           21
                              =============================================
Total .......................      $2,950                       $6,718
                              ---------------------------------------------


12. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

BBMC purchases financial instruments and enters into financial agreements with off-balance sheet risk in the normal course of business through the origination and selling of mortgage loans and the management of the risk of fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is the possibility that a loss may occur if a counterparty to a transaction fails to perform according to the terms of the contract. Interest rate risk is the possibility that a change in interest rates will cause the value of a financial instrument to decrease or become more costly to settle. Financial instruments primarily used by BBMC include commitments to extend credit, mandatory and optional forward commitments, commitments to purchase mortgage servicing rights, and other instruments to minimize the interest rate risk of capitalized servicing assets, primarily options on treasury bond futures.


Options and forward contracts

BBMC purchases options and forward contracts to protect the value of mortgage servicing assets from exposure to increases in prepayment activity and to reduce the impact of interest rate fluctuations on its lending commitments. The notional amount of the options and forward contracts is the amount upon which interest and other payments under the contract are based and is generally not exchanged. Therefore, the notional amounts should not be taken as the measure of credit risk or a reflection of future cash requirements. The risk associated with options and forwards is the exposure to current and expected market movements in the interest rates and the ability of the counterparties to meet the terms of the contracts. The cash requirements associated with these options and forward contracts, aside from the initial purchase price, are minimal. These contracts generally require future performance on the part of the counterparty upon exercise of the option or execution of the forward contract by BBMC.

BBMC is exposed to credit loss in the event of nonperformance by the counterparties to the various instruments. BBMC controls credit and market risk associated with interest rate products by establishing and monitoring limits as to the types and degree of risks that may be undertaken. BBMC's exposure to credit risk in the event of default by the counterparties for the options is $20.2 million which was due at March 15, 1996.

BBMC's exposure to credit risk in the event of default by the counterparty for mandatory forward commitments to sell mortgage loans is the difference between the contract price and the current market price, offset by any available margins retained by BBMC or an independent clearing agent. The amount of credit risk as of March 15, 1996, if all counterparties failed completely and if the margins, if any, retained by BBMC or an independent clearing agent were to become unavailable, was approximately $16.1 million for mandatory forward commitments of mortgage-backed securities.


                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

The following is a summary of BBMC's notional amounts and fair values of interest rate products as of December 31, 1994 and 1995, and March 15, 1996.

                                                         December 31, 1994        December 31, 1995          March 15, 1996
                                                       Notional    Estimated    Notional     Estimated    Notional   Estimated
                                                        Amount   Fair Value(1)   Amount    Fair Value(1)   Amount  Fair Value(1)
                                                       -------------------------------------------------------------------------
                                                                                      (In thousands)
Purchased commitments to sell mortgage loans:
  Mandatory forward contracts ........................    $286,430    $4,413    $1,169,559      $(9,798)    $941,087    $16,099
  Options on mortgage-backed securities ..............      87,000       172       315,000         --        653,000      7,607
Risk management contracts:
  Purchased ..........................................     371,000     2,157     3,107,500      118,753      781,000     17,990
  Sold ...............................................        --        --         295,000      (33,833)        --         --

------------
(1) Fair value represents the amount at which a given instrument could be exchanged in an arms length transaction with a third party as of the balance sheet date.
(2) See Note 14 for additional disclosures on fair value of financial instruments.


Commitments to originate mortgage loans

BBMC regularly enters into commitments to originate mortgage loans at a future date subject to compliance with stated conditions. Commitments to originate mortgage loans have off-balance sheet risk to the extent BBMC does not have matching commitments to sell loans, which exposes BBMC to lower of cost or market valuation adjustments in a rising interest rate environment. Additionally, the extension of a commitment, which is subject to BBMC's credit review and approval policies, gives rise to credit exposure when certain borrowing conditions are met and the loan is made. Until such time, it represents only potential exposure. The obligation to lend may be voided if the customer's financial condition deteriorates or if the customer fails to meet certain conditions. Commitments to originate mortgage loans do not necessarily reflect future cash requirements since some of the commitments are expected to expire without being drawn upon. Commitments to originate mortgage loans totaled $194.5 million at December 31, 1994, $885.6 million at December 31, 1995 and $956.4 million at March 15, 1996.


Mortgage loans sold with recourse

BBMC sells mortgage loans with recourse to various investors and retains the servicing rights on these loans. The total outstanding balance of loans sold with recourse does not necessarily represent future cash outflows. The total outstanding principal balance of loans sold with recourse was $9.0 million at December 31, 1994, $6.8 million at December 31, 1995 and $7.0 million at March 15, 1996.


Servicing commitments to investors

BBMC is required to submit to certain investors, primarily GNMA, guaranteed principal and interest payments from the underlying mortgage loans regardless of actual collections.


Purchase mortgage servicing rights commitments

BBMC routinely enters into commitments to purchase mortgage servicing rights associated with mortgages originated by third parties, subject to compliance with stated conditions. These commitments to purchase mortgage servicing rights, correspond to mortgage loans having an aggregate loan principal balance of approximately $2.7 billion at December 31, 1995 and $0.9 billion at March 15, 1996.


Geographical concentration of credit risk

BBMC is engaged in business nationwide and has no material concentration of credit risk in any geographic region.


13. OTHER RELATED PARTY TRANSACTIONS

BBMC services mortgage loans for Bank of Boston and its affiliates. The balances of those portfolios totaled $3.3 billion, $2.0 billion and $2.0 billion at December 31, 1994 and 1995 and March 15, 1996, respectively. Related servicing fees are included in mortgage servicing fees and were $8.4 million, $7.6 million and $1.2 million for the year ended December 31, 1994, 1995 and for the period January 1, 1996 to March 15, 1996, respectively.

BBMC reimburses Bank of Boston and its affiliates for certain occupancy and supplies costs. Total costs reimbursed were $0.7 million for the year ended December 31, 1994, 1995 and $0.2 million for the period January 1, 1996 to March 15, 1996.

BBMC services real estate acquired by the Bank of Boston and its affiliates. Related expenses are reimbursed and were $2.1 million and $1.7 million for the years ended December 31, 1994, 1995 and $1.7 million for the period January 1, 1996 to March 15, 1996.

An affiliate of Bank of Boston purchases a 99.25% participation in mortgages in the process of being sold to permanent investors. The principal balances sold under this agreement aggregated approximately $3.6 billion and $6.5 billion for the year ended December 31, 1994 and 1995, respectively, and $0.7 billion for the period January 1, 1996 to March 15, 1996.

BBMC purchased mortgage servicing rights from Bank of Boston during 1995 and capitalized $4.8 million in mortgage servicing rights associated with this transaction.

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

BBMC sold mortgage loans to Bank of Boston and its affiliates in its normal course of business. These sales totaled $0.4 billion and $0.5 billion for the years ended December 31, 1994 and 1995, respectively and $0.6 billion for the period January 1, 1996 to March 15, 1996. Included in mortgage loans held for sale are loans which will be sold to Bank of Boston and its affiliates totaling $94.5 million and $18.1 million at December 31, 1994 and 1995, respectively, and $64.1 million at March 15, 1996.

Miscellaneous  administrative services are provided by related companies.  These
services  did  not  have  a  material  impact  on  the  consolidated   financial
statements.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value.

Financial instruments include such items as mortgage loans held for sale, mortgage loans held for investment, interest rate contracts, notes payable, and other instruments.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, BBMC's fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of BBMC. For certain assets and liabilities, the information required under the Statement is supplemented with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:


Cash

The carrying amount reported in the balance sheet approximates fair value.


Mortgages held for sale

Fair values are based on the estimated value at which the loans could be sold in the secondary market. These loans are priced to be sold with servicing rights retained, as is BBMC's normal business practice.


Mortgages held for investment

Fair value is estimated using market quotes for securities backed by similar loans or by discounting contractual cash flows, adjusted for credit risk and prepayment estimates. These loans are priced with servicing rights retained. Discount rates are obtained from secondary market sources.


Accounts receivable, pool loan purchases, and mortgage claims receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off.


Excess mortgage servicing receivable

Fair value is based on the present value of expected future net cash flows and the current estimated servicing life.


Risk management contracts

Fair values are estimated based on actual market quotes or option models.


Note payable to Bank of Boston

The carrying amount of the note payable to Bank of Boston reported in the balance sheet approximates its fair value.


Long-term debt

Fair value of long-term debt is estimated by discounting estimated future cash flows using a rate commensurate with the risks involved.


Commitments to originate mortgage loans

Fair value is estimated using quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics.


Forward contracts to sell mortgages

Forward contracts to sell mortgages, which represent legally binding agreements to sell loans to permanent investors at a specified price or yield, are valued using market prices for securities backed by similar loans and are reflected in the fair values of the mortgages held for sale, to the extent that these commitments relate to mortgage loans already originated, or of the related commitments to extend credit.


Options on mortgage-backed securities

The fair values of options are estimated based on actual market quotes. In some instances, quoted prices for the underlying loans or option models are used.

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.-- Note 1)

The estimated fair values of BBMC's financial instruments are as follows:

                                                             December 31, 1994          December 31, 1995        March 15, 1996
                                                         Carrying                   Carrying                  Carrying
                                                          Amount      Fair Value     Amount    Fair Value      Amount     Fair Value
                                                       -----------------------------------------------------------------------------
                                                                                      (In thousands)
ASSETS
Cash ...............................................    $   5,653     $   5,653     $    830    $    830    $   23,216    $   23,216
Mortgages held for sale ............................      271,215       272,535      388,436     395,984       628,504       633,993
Mortgages held for investment ......................       28,589        26,988       33,183      35,003        65,068        65,068
Accounts receivable ................................       66,763        66,763       82,816      82,816        65,599        65,599
Pool loan purchases ................................       77,477        77,477       65,272      65,272        56,261        56,261
Mortgage claims receivable .........................       48,835        48,835       45,422      45,422        17,563        17,563
Excess mortgage servicing receivable ...............       15,333        20,700       17,447      19,117        20,393        23,100
Risk management contracts, classified as
  PMSR, and other assets(2) ........................        3,727         2,157       84,520      84,920        20,169        20,169
LIABILITIES
Note payable to Bank of Boston .....................      779,021       779,021      966,000     966,000     1,256,000     1,256,000
Long-term debt .....................................       14,007        13,853       13,816      16,211        13,790        21,695
OFF-BALANCE SHEET(1)
Commitments to originate mortgage loans ............                     (1,455)                   1,094           --        27,250
Mandatory forward contracts
  to sell mortgages(2) .............................                      4,413                   (9,798)          --        16,099
Options on mortgage-backed securities(2) ...........                        172                       --           --         7,607
Risk management contracts ..........................                     (6,998)                      --           --          --

------------
(1)  Parentheses denote a liability
(2)  See Note 12 for additional disclosures on notional amounts

Fair value estimates are made as of a specific point in time, based on relevant market data and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale BBMC's entire holding of a particular financial instrument. Because no active market exists for some portion of BBMC's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and repayment trends, risk characteristics of various financial instruments, and other factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Further, the fair value estimates were calculated as of December 31, 1994 and 1995 and March 15, 1996. Changes in market interest rates and prepayment assumption could significantly change the fair value.


15. CONTINGENCIES

BBMC is a defendant in a number of legal proceedings arising in the normal course of business. BBMC, in management's estimation, has recorded adequate reserves in the financial statements for pending litigation. Management, after reviewing all actions and proceedings pending against or involving BBMC, considers that the aggregate liability or loss, if any, resulting from the final outcome of these proceedings will not have a material effect on the financial position or results of operations of BBMC.

During 1994, BBMC settled a class action lawsuit pertaining to escrow practices. BBMC agreed to change its escrow calculations to the aggregate method and, as a result, refunded approximately $45.0 million in excess escrow balance to mortgagors. In addition, BBMC paid interest on these excess funds in the amount of approximately $1.3 million. The change in escrow calculations did not have a material impact on the consolidated financial statements.

                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and now
                    known as HomeSide Lending, Inc.--Note 1)

16. ACQUISITION OF BELL MORTGAGE

On June 1, 1995, BBMC purchased the assets and liabilities of Bell Mortgage Company (Bell Mortgage), a privately-held mortgage origination company located in Minneapolis, Minnesota, for $0.9 million in cash. The acquisition of Bell Mortgage was accounted for as a purchase. Accordingly, the purchase price was allocated to net assets acquired based upon their estimated fair market value. As of a result of the acquisition, goodwill of $0.4 million was recorded and is being amortized over a 7-year period using the straight-line method.

Also, under the terms of the agreement, the shareholders of Bell Mortgage will receive additional contingent cash payments based on Bell Mortgage reaching specific performance goals over the next 3 years. These additional cash payments will be recorded as additions to goodwill and will be amortized over the remainder of the original 7-year period using the straight-line method.

Results  of  operations   after  the  acquisition   date  are  included  in  the
consolidated financial statements. Pro forma financial results would not have been materially different as a result of this acquisition.


                         BancBoston Mortgage Corporation
              (Acquired by HomeSide, Inc. on March 15, 1996 and no
                    known as HomeSide Lending, Inc.--Note 1)



--------------------------------------------------------------------------------


Reports of Independent Certified Public Accountants


To the Board of Directors of
BancBoston Mortgage Corporation:

We have audited the accompanying consolidated balance sheet of BancBoston Mortgage Corporation and subsidiaries (see Note 1) as of March 15, 1996, and the related consolidated statements of operations and retained earnings and cash flows for the period from January 1, 1996 to March 15, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BancBoston Mortgage Corporation and subsidiaries as of March 15, 1996 and the consolidated results of their operations and their cash flows for the period from January 1, 1996 to March 15, 1996, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP
-----------------------
Jacksonville, Florida
March 14, 1997

Reports of Independent Certified Public Accountants

The Board of Directors
BancBoston Mortgage Corporation

We have audited the accompanying consolidated balance sheets of BancBoston Mortgage Corporation as of December 31, 1994 and 1995, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BancBoston Mortgage Corporation as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Notes 2, BancBoston Mortgage Corporation also changed its method of accounting for mortgage servicing fee income, effective January 1, 1994.



/s/Coopers & Lybrand L.L.P.
----------------------------
Jacksonville, Florida

January  18,  1996,  except
for the  second  paragraph
of Note 1 and the fifth
paragraph of Note 2, as to
which the date is March 4, 1996



--------------------------------------------------------------------------------


HomeSide, Inc.
Market for the Registrant's Common Equity and
Related Stockholder Matters


HomeSide's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol HSL. As of February 28, 1997, there were 86 shareholders of record of the Company's commonstock. Class C common stock has no voting rights and is not publicly traded. There was 1 shareholder of record of Class C common stock as of February 28, 1997.

Common stock of HomeSide, Inc. was initially sold to the public on January 30, 1997, and the transaction closed on February 5, 1997. The high and low sales prices as reported by the NYSE for the Company's stock from January 31, 1997 to February 28, 1997 was $19 and $161/8, respectively.

During the fiscal year ended February 28, 1997, no dividends were declared or paid on HomeSide's common stock.


                                 HomeSide, Inc.