Form 10-K, Exhibit 13
period 1998-02-10
HOMESIDE INC
filed 1998-05-11
CIK 1016628

HomeSide

Selected Consolidated Financial Data

The selected consolidated financial and operating information of HomeSide set forth below is for the periods from March 1, 1997 to February 10, 1998 and March 16, 1996 to February 28, 1997 and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the Notes thereto and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of HomeSide included elsewhere in this document.

                                         For the Period From For the Period From
                                           March 1, 1997 to   March 16, 1996 to
                                             February 10,        February 28,
(In Thousands, Except Share Data)                1998                1997
                                         ------------------- -------------------
Selected Statement of Income Data:
Revenues:
  Mortgage servicing fees                        $   398,159         $  312,341
  Amortization of mortgage servicing rights         (210,200)          (155,827)
    Net servicing revenue                            187,959            156,514
  Interest income                                     97,050             81,507
  Interest expense                                   (97,028)           (87,700)
    Net interest revenue                                  22             (6,193)
  Net mortgage origination revenue                    85,206             66,073
  Other income                                         1,671                682
      Total revenues                                 274,858            217,076
Expenses:
  Salaries and employee benefits                      75,419             72,976
  Occupancy and equipment                             15,447             11,770
  Servicing losses on investor-owned loans and
    foreclosure-related expenses                      21,974             17,934
  Other expenses                                      39,415             41,714
      Total expenses                                 152,255            144,394
Income before provision for income taxes and
  extraordinary loss                                 122,603             72,682
Provision for income taxes                            47,816             29,273
Income before extraordinary loss                      74,787             43,409
Extraordinary loss (Note 9)                                -              6,440
Net income                                       $    74,787        $    36,969
Per Share Data (diluted):
Net income per share before extraordinary loss   $      1.69        $      1.33
Weighted average shares outstanding               44,365,823         32,687,780
Selected Balance Sheet Data at Period End:
Mortgage loans held for sale                     $ 1,292,403        $   805,274
Mortgage servicing rights                          1,781,134          1,614,307
Total assets                                       3,883,603          2,752,182
Bank credit facility                               2,074,956          1,818,503
Long-term debt                                       900,466            151,128
Total liabilities                                  3,294,470          2,239,886
Total stockholders' equity                           589,133            512,296
Selected Operating Data:
Volume of loan production                        $20,529,531        $20,877,535
Loan servicing portfolio (at period end)          99,956,050         90,192,247
Loan servicing portfolio
  (average outstanding during the period)         96,083,220         75,692,214
Weighted average interest rate of
  the servicing portfolio (at period end)               7.85%              7.92%
Weighted average servicing fee of the servicing
  portfolio, including ancillary income
  (during the period)                                  0.439%             0.431%



Management's Discussion and Analysis of Financial Condition and Results of Operations

For the period from March 1, 1997 to February 10, 1998 and for the period from March 16, 1996 to February 28, 1997

General

HomeSide, Inc., through its wholly-owned operating subsidiary HomeSide Lending, Inc., is one of the largest full service residential mortgage banking companies in the United States, formed through the acquisition of the mortgage banking operations of BankBoston, N.A., formerly known as The First National Bank of Boston ("BankBoston"), and Barnett Banks, Inc. ("Barnett"). HomeSide's strategy emphasizes variable cost mortgage loan originations, low cost mortgage servicing and effective risk management. Headquartered in Jacksonville, Florida, HomeSide ranks as the 5th largest mortgage loan originator and the 6th largest servicer in the United States for the twelve months ended December 31, 1997 based on data published by Inside Mortgage Finance.

HomeSide plans to build its core operations through (i) improved economies of scale in servicing costs; (ii) increased productivity using proprietary technology; and (iii) expanded and diversified variable cost origination channels. In addition, HomeSide intends to pursue additional loan portfolio acquisitions and strategic origination relationships similar to the existing BankBoston and Barnett arrangements (see Note 4).
On February 10, 1998, National Australia Bank Limited (the "National") acquired all outstanding shares of common stock of HomeSide, Inc. for $27.825 per share or approximately $1.2 billion. Following this transaction, the National owns 100% of the registrant's common stock and HomeSide, Inc. is an indirect wholly-owned subsidiary of the National.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This report contains forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions, which indicate future events and trends, identify forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated: (1) the Company's ability to grow which is dependent on its ability to obtain additional financing in the future for originating loans, investment in servicing rights, working capital, capital expenditures and general corporate purposes, (2) economic factors may negatively affect the Company's profitability as the frequency of loan default tends to increase in such environments and (3) changes in interest rates may affect the volume of loan originations and acquisitions, the interest rate spread on loans held for sale, the amount of gain or loss on the sale of loans and the value of the Company's servicing portfolio. These risks and uncertainties are more fully detailed in the Company's filings with the Securities and Exchange Commission.

Mortgage Banking

Mortgage banking is a specialized branch of the financial services industry which primarily involves (i) originating and purchasing mortgage loans ("origination" and/or "production"); (ii) selling the originated mortgages to third parties either as mortgage-backed securities or as whole loans ("secondary marketing"); (iii) servicing of mortgage loans on behalf of the ultimate purchasers, which includes the collection and disbursement of payments of mortgage principal and interest, the collection of payments of taxes and insurance premiums to pay property taxes and insurance premiums and management of certain loan default activities (collectively, "servicing"); and (iv) risk management, a program primarily designed to protect the economic performance of the servicing portfolio that could otherwise be adversely affected by increased loan prepayments due to declines in interest rates.

Mortgage bankers originate loans generally through two channels: wholesale and direct. Wholesale origination involves the origination of mortgage loans from sources other than homeowners, including mortgage brokers and other mortgage lenders. Direct origination typically includes (i) networks of retail loan offices with sales staff that solicit business from homeowners, realtors, builders and other real estate professionals, (ii) centers that use telemarketing, direct mail, and advertising to market loans directly to home buyers or homeowners, (iii) affinity and co-branding partnerships and (iv) corporate relocation programs. Once originated or purchased, mortgage bankers hold the loans temporarily ("warehousing") until they are sold, typically earning an interest spread equal to the difference between the loan's interest rate and the cost of financing the loan. Each loan is sold either excluding or including the associated right to service the loan ("servicing retained" or "servicing released," respectively).

Mortgage bankers rely mainly on short-term borrowings, such as warehouse lines, to finance the origination of mortgages that are sold. Mortgage bankers also borrow on a longer termbasis to finance their servicing assets and working capital requirements. Revenues consist primarily of those related to servicing and, to a lesser extent, fees and interest spreads from originations. The major expenses of a mortgage banker include costs of financing, operating costs related to origination and servicing and the amortization of mortgage servicing rights.

Mortgage bankers typically seek to retain the rights to service the loans they originate or acquire in order to generate recurring fee income. The purchase and sale of servicing rights can occur on a loan-by-loan basis ("flow") or on a portfolio (group of loans) basis ("bulk" or "mini-bulk"). Prices for servicing rights are typically stated as a multiple of the servicing fee or as a percentage of the outstanding unpaid principal balance for a group of mortgage loans. Values of servicing portfolios are generally based on the present value of the servicing fee income stream, net of servicing costs, expected to be received over the estimated life of the loans. The assets of a mortgage banking company consist primarily of mortgage loans held for sale and the value of the servicing rights.

Loan Production Activities

As a multi-channel loan production lender, HomeSide has one of the industry's largest correspondent lending production operations, a full-service brokered loan program and a national production center for consumer direct mortgage lending. By focusing on production channels with a variable cost structure, HomeSide eliminates the fixed costs associated with traditional mortgage branch offices. Without the burden of high fixed cost loan origination networks, HomeSide is positioned to weather a variety of interest rate environments.

The following information regarding loan production activities for HomeSide is presented to aid in understanding the results of operations and financial condition of HomeSide for the period from March 1, 1997 to February 10, 1998 and for the period from March 16, 1996 to February 28, 1997 (in millions):
                                        For the           For the
                                      Period From       Period From
                                     March 1, 1997     March 16, 1996
                                    to February 10,   to February 28,
                                          1998              1997
Correspondent                           $13,304           $11,113
Co-issue                                  5,584             8,222
Broker                                    1,305               843
Total wholesale                          20,193            20,178
Consumer Direct                             337               700
Total production                         20,530            20,878
Bulk acquisitions                         3,446             4,073
Total production and acquisitions       $23,976           $24,951

Total loan production, excluding bulk acquisitions, was $20.5 billion for the period from March 1, 1997 to February 10, 1998, relatively equal to the period from March 16, 1996 to February 28, 1997. HomeSide also purchased bulk servicing acquisitions of $3.4 billion and $4.1 billion during the period from March 1, 1997 to February 10, 1998 and the period from March 16, 1996 to February 28, 1997, respectively.

HomeSide continues to examine a number of ways to diversify and grow revenue sources from its existing and new customer base. As part of this effort, HomeSide has announced an alliance with a subprime lender, which allows HomeSide to offer additional mortgage-related products to the production network. HomeSide then sells the loans, servicing released, to its strategic partners. The subprime lending unit began operations in January 1998.

Servicing Portfolio

Management believes that HomeSide is one of the most efficient mortgage loan servicers in the industry based on its servicing cost per loan and the number of loans serviced per employee. The servicing operation makes extensive use of state-of-the-art technology, process re-engineering and expense management. With a portfolio size of $100 billion, HomeSide services the loans of approximately 1.2 million homeowners from across the United States and is committed to protecting the value of this important asset by a sophisticated risk management strategy. HomeSide anticipates its low cost of servicing loans will continue to maximize the bottom-line impact of its growing servicing portfolio. HomeSide's focus on efficient and low cost processes is pursued through the selective use of automation as well as the strategic outsourcing of selected servicing functions and effective control of delinquencies and foreclosures.

The following information on the dollar amounts of loans serviced is presented to aid in understanding the results of operations and financial condition of HomeSide for the period from March 1, 1997 to February 10, 1998 and for the period from March 16, 1996 to February 28, 1997 (in millions):
                                        For the           For the
                                      Period From       Period From
                                     March 1, 1997     March 16, 1996
                                     to February 10,   to February 28,
                                          1998              1997
Balance at beginning
  of period                             $90,192           $42,907
Acquisition of
  Barnett Mortgage
  Company                                     -            33,082
Other additions                          23,976            25,252
  Total additions                        23,976            58,334
Scheduled amortization                    2,038             1,822
Prepayments                              11,097             6,226
Foreclosures                                682               514
Sales of servicing                          395             2,487 (a)
  Total reductions                       14,212            11,049
Balance at end of period                $99,956           $90,192

(a) Includes $1.9 billion of servicing sold as part of the sale of Honolulu Mortgage Company.

The number of loans serviced at February 10, 1998 was 1,185,241, compared to 1,087,336 at February 28, 1997. HomeSide's strategy is to build its mortgage servicing portfolio by concentrating on variable cost loan origination strategies, and as a result, benefit from improved economies of scale. A key to HomeSide's future growth is the proprietary servicing software purchased from Barnett. This system will allow HomeSide to double the number of loans serviced on a single system. During the period from March 1, 1997 to February 10, 1998, HomeSide transferred approximately 210,000 of the loans serviced to its proprietary servicing software. After the transfer, over half the servicing portfolio is serviced on the proprietary system. The transfer of the remaining portfolio is expected to occur by the end of calendar 1998.

Results of Operations

For the period from March 1, 1997 to February 10, 1998 compared to the period from March 16, 1996 to February 28, 1997

Summary

HomeSide's net income increased 102% to $74.8 million for the period from March 1, 1997 to February 10, 1998 from $37.0 million for the period from March 16, 1996 to February 28, 1997. Total revenues for the period from March 1, 1997 to February 10, 1998 increased 27% to $274.9 million from $217.1 million for the period from March 16, 1996 to February 28, 1997. The increases in net income and revenues for the period from March 1, 1997 to February 10, 1998 compared to the period from March 16, 1996 to February 28, 1997 were primarily attributable to the acquisition of Barnett Mortgage Company ("BMC") on May 31, 1996 and increases of $31.4 million in net servicing revenue, $19.1 million in net mortgage origination revenue and $6.2 million in net interest revenue. The BMC servicing portfolio was $33.1 billion at May 31, 1996. Its acquisition increased HomeSide's servicing portfolio by 75% on that date, and was a major factor in the increase in net servicing revenue. In addition, subsequent increases in the size of the servicing portfolio contributed to the increased revenue. The servicing portfolio increased to $100.0 billion at February 10, 1998 from $90.2 billion at February 28, 1997, an 11% increase. As part of the BMC acquisition, Barnett agreed to sell HomeSide the loans produced by the loan production networks retained by Barnett, which contributed to the increase in net mortgage origination revenue. Net interest revenue increased primarily because of lower borrowing costs resulting from the lower interest rate environment during the period ending February 10, 1998, improved terms for the bank line of credit and the issuance of medium-term notes. The Company's improved credit ratings lowered the cost of borrowing under the bank line of credit and enabled HomeSide to issue publicly traded notes, which expanded borrowing capacity.

Net Servicing Revenue

Net servicing revenue was $188.0 million for the period from March 1, 1997 to February 10, 1998 compared to $156.5 million for the period from March 16, 1996 to February 28, 1997. Net servicing revenue is comprised of mortgage servicing fees, ancillary servicing revenue, and amortization of mortgage servicing rights expense.

Mortgage servicing fees increased 27% to $398.2 million for the period from March 1, 1997 to February 10, 1998 from $312.3 million for the period from March 16, 1996 to February 28,1997, primarily as a result of the BMC acquisition and growth of the servicing portfolio through loan production channels and bulk servicing acquisitions. The servicing portfolio increased to $100.0 billion at February 10, 1998 compared to $90.2 billion at February 28, 1997. HomeSide's weighted average interest rate of the mortgage loans in the servicing portfolio was 7.85% at February 10, 1998 and 7.92% at February 28, 1997. The weighted average servicing fee, including ancillary income, for the servicing portfolio was 0.439% and 0.431% for the period from March 1, 1997 to February 10, 1998 and the period from March 16, 1996 to February 28, 1997, respectively. The increase in the weighted average servicing fee for the period from March 1, 1997 to February 10, 1998 compared to the period from March 16, 1996 to February 28, 1997 was due to growth of ancillary revenues, including late fees and other mortgage-related products.

Amortization expense increased to $210.2 million for the period March 1, 1997 to February 10, 1998 from $155.8 million for the period from March 16, 1996 to February 28, 1997 mainly as a result of a higher average balance of mortgage servicing rights and a decrease of 86 basis points in average mortgage interest rates from the period from March 16, 1996 to February 28, 1997 to the period from March 1, 1997 to February 10, 1998. Amortization charges are highly dependent upon the level of prepayments during the period and changes in prepayment expectations, which are significantly influenced by the direction and level of long-term interest rate movements. A decrease in mortgage interest rates results in an increase in prepayment estimates used in calculating periodic amortization expense. Because mortgage servicing rights are amortized over the expected period of service fee revenues, an increase in mortgage prepayment activity typically results in a shorter estimated life of the mortgage servicing assets and, accordingly, higher amortization expense.

Net Interest Revenue

Net interest revenue is driven by the level of interest rates, the direction in which rates are moving and the spread between short and long-term interest rates. These factors influence the size of the residential mortgage origination market, HomeSide's loan production volumes and the interest rates HomeSide earns on loans and pays to its lenders. Loan refinancing levels are the largest contributor to changes in the size of the mortgage origination market. To reduce the cost of their home mortgages, borrowers tend to refinance their loans during periods of declining interest rates, increasing the size of the origination market and HomeSide's loan production volumes. Higher loan production volumes resulted in higher average balances of loans held for sale and consequently higher levels of interest income earned on such loans prior to their sale. This higher level of interest income due to increased volumes is partially offset by the lower rates earned on the loans.

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

Net interest revenue increased $6.2 million for the period from March 1, 1997 to February 10, 1998 to $0.02 million from ($6.2) million for the period from March 16, 1996 to February 28, 1997, primarily due to improved funding rates obtained through improved credit ratings, the issue of medium-term notes and the adoption of an early pool buyout program. During the period from March 1, 1997 to February 10, 1998, HomeSide's primary operating subsidiary, HomeSide Lending, Inc. issued $750.0 million of medium-term notes to the public market at an average cost of 6.251% as of February 10, 1998. The proceeds were used to pay down existing bank debt, increasing HomeSide's borrowing capacity. An immediate benefit of this increased borrowing capacity was the initiation of an early pool buyout program, which involves the purchase of delinquent government loans from pools early in the foreclosure process, thereby reducing the unreimbursed interest expense that HomeSide incurs.

Interest income increased from the period from March 16, 1996 to February 28, 1997 to the period from March 1, 1997 to February 10, 1998, primarily as a result of an increase of $246.6 million in the average balance of loans held for sale. Interest expense increased from the period from March 16, 1996 to February 28, 1997 to the period from March 1, 1997 to February 10, 1998 as a result of increased borrowings to fund growth of the servicing portfolio and loan origination activity. These expenses were offset by an increase in credits received on borrowings as a result of higher average balances of custodial deposits.

Net Mortgage Origination Revenue

Net mortgage origination revenue is comprised of fees earned on the origination of mortgage loans, gains and losses on the sale of loans, gains and losses resulting from hedging of secondary marketing activities and fees charged to review loan documents for purchased loan production.
Net mortgage origination revenue was $85.2 million for the period from March 1, 1997 to February 10, 1998 compared to $66.1 million for the period from March 16, 1996 to February 28, 1997, a 29% increase. The increase in net mortgage origination revenue during the period from March 1, 1997 to February 10, 1998 as compared to the period from March 16, 1996 to February 28, 1997 is due in part to an increase in loan production volumes resulting from the preferred seller relationships with Barnett and BankBoston and HomeSide's broker and correspondent lending channels. The increase also reflects larger gains from secondary marketing activities.

Salaries and Employee Benefits

Salaries and employee benefits expense was $75.4 million for the period from March 1, 1997 to February 10, 1998 compared to $73.0 million for the period from March 16, 1996 to February 28, 1997 due to growth in the number of employees as a result of the purchase of the BMC mortgage servicing operations acquired on May 31, 1996. The average number of full-time equivalent employees increased to 1,805 for the period from March 1, 1997 to February 10, 1998 from 1,593 for the period from March 16, 1996 to February 28, 1997.

Occupancy and Equipment Expense

Occupancy and equipment expense primarily includes rental expense, repairs and maintenance costs, certain computer software expenses and depreciation of HomeSide's premises and equipment. Occupancy and equipment expense for the period from March 1, 1997 to February 10, 1998 was $15.4 million compared to $11.8 million for the period from March 16, 1996 to February 28, 1997. The increase in expense was mainly due to increases in the costs of information systems required to handle the growing mortgage servicing portfolio.

Servicing Losses on Investor-Owned Loans and Foreclosure-Related Expenses

Servicing losses on investor-owned loans represent anticipated losses primarily attributable to servicing FHA and VA loans for investors. These amounts include actual losses for final disposition of loans, non-recoverable foreclosure costs, accrued interest for which payment has been denied and estimates for potential losses based on HomeSide's experience as a servicer of government loans.

During the period from March 1, 1997 to February 10, 1998, the servicing losses on investor-owned loans and foreclosure-related expenses totaled $22.0 million compared to $17.9 million for the period from March 16, 1996 to February 28, 1997. The increase was largely attributable to the growth of the servicing portfolio resulting from loan production and increased foreclosure losses.

Included in accounts payable and accrued liabilities at February 10, 1998 and February 28, 1997 is a reserve for estimated servicing losses on investor-owned loans of $21.7 million. The reserve has been established for potential losses related to the mortgage servicing portfolio. Increases to the reserve are charged to earnings as servicing losses on investor-owned loans. The reserve is decreased for actual losses incurred related to the mortgage servicing portfolio. HomeSide's historical loss experience on VA loans generally has been consistent with industry experience. Management believes that HomeSide has an adequate level of reserve based on servicing volume, portfolio composition, credit quality and historical loss rates, as well as estimated future losses. Servicing portfolio delinquencies increased from prior year due to an increased delinquency trend throughout the industry.

The following table sets forth HomeSide's delinquency and foreclosure experience:
Servicing Portfolio Delinquencies
(Percent by Loan Count)
                                             February 10,      February 28,
                                                 1998              1997
Servicing Portfolio Delinquencies,
  excluding bankruptcies(at end of period)
30 days                                           3.52%             3.27%
60 days                                           0.78%             0.69%
90+ days                                          0.72%             0.54%
  Total past due                                  5.02%             4.50%
Foreclosures pending                              0.74%             0.72%

Other Expenses

Other expenses consist mainly of professional fees, communications expense, advertising and public relations, data processing expenses and certain loan origination expenses. The level of other expenses fluctuates in part based upon the level of HomeSide's mortgage servicing portfolio and loan production volumes.

Other expenses during the period from March 1, 1997 to February 10, 1998 were $39.4 million, compared to $41.7 million for the period from March 16, 1996 to February 28, 1997. The decrease was primarily due to decreases in advertising and certain loan origination expenses.

Income Tax Expense

HomeSide's income tax expense was $47.8 million for the period from March 1, 1997 to February 10, 1998 and $29.3 million for the period from March 16, 1996 to February 28, 1997. The increase was attributable to an increase in net income. The effective income tax rate for the period from March 1, 1997 to February 10, 1998 and the period from March 16, 1996 to February 28, 1997 was approximately 39% and 40%, respectively.

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

During the period from March 1, 1997 to February 10, 1998, HomeSide utilized options on U.S. Treasury bond futures and U.S. Treasury bond futures to protect a significant portion of the market value of its mortgage servicing portfolio from a decline in value. The risk management contracts used by HomeSide have characteristics such that they tend to increase in value as interest rates decline. Conversely, these risk management contracts tend to decline in value as interest rates rise. Accordingly, changes in value of these risk management instruments will tend to move inversely with changes in value of HomeSide's mortgage servicing rights.

These risk management instruments are designated as hedges on the purchase date and such designation is at a level at least as specific as the level at which mortgage servicing rights are evaluated for impairment. The risk management instruments are marked-to-market with changes in market value deferred and applied as an adjustment to the basis of the related mortgage servicing right asset being hedged. As a result, any changes in market value that are deferred are amortized and evaluated for impairment in the same manner as the related mortgage servicing rights. The effectiveness of HomeSide's hedging activity can be measured by the correlation between changes in the value of the risk management instruments and changes in the value of HomeSide's mortgage servicing rights. This correlation is assessed on a quarterly basis to ensure that high correlation is maintained over the term of the hedging program. During the periods presented, HomeSide has experienced a high measure of correlation between changes in the value of mortgage servicing rights and the risk management contracts. However, in periods of rising interest rates, the increase in value of mortgage servicing rights may outpace the decline in value of the options included in the hedge position, because the loss on the options is limited to the premium paid.

During the period from March 1, 1997 to February 10, 1998, deferred gains and losses on risk management contracts resulted in net deferred hedge gains of $142.7 million. As of February 10, 1998, net deferred hedge gains of $39.5 million are included in the carrying value of mortgage servicing rights. Activity in the deferred hedge account during the period from March 1, 1997 to February 10, 1998 is as follows (in thousands):

Net deferred hedge loss at February 28, 1997           $(110,637)
Amortization of net deferred hedge losses                  7,423
Net deferred hedge gains                                 142,667
Net deferred hedge gain at February 10, 1998           $  39,453

HomeSide's future cash needs as they relate to its hedging program will be influenced by such factors as long-term interest rates, loan production levels and growth in the mortgage servicing portfolio. The fair value of open risk management contracts at February 10, 1998 was $43.9 million, which was equal to their carrying amount because the risk management contracts are marked-to-market at each reporting date. See "-Liquidity and Capital Resources" for further discussion of HomeSide's sources and uses of cash. See Note 3 of Notes to Consolidated Financial Statements for a description of HomeSide's accounting policy for its risk management contracts. See Notes 14 and 15 of Notes to Consolidated Financial Statements for additional fair value disclosures with respect to HomeSide's risk management contracts.

Liquidity and Capital Resources

The Company's principal financing needs are the financing of loan origination activities and the investment in mortgage servicing rights. To meet these needs, the Company currently utilizes funding from an independent syndicate of banks, including a warehouse credit facility and a servicing-related facility, medium-term notes and cash flow from operations. In the past, the Company has also utilized short-term credit facilities and public offerings of common stock. HomeSide continues to investigate and pursue alternative and supplementary methods to finance its growing operations through the public and private capital markets. These may include methods designed to expand the Company's financial capacity and reduce its cost of capital. In addition, to facilitate the sale and distribution of certain mortgage products, HomeSide Mortgage Securities, Inc., a wholly-owned subsidiary of HomeSide Lending, Inc., may continue to issue mortgage backed securities.

Operations

Net cash used in operations for the period from March 1, 1997 to February 10, 1998 was $247.7 million. Net cash provided by operations for the period from March 16, 1996 to February 28, 1997 was $203.8 million. The primary uses of cash in operations were to fund loan originations and pay corporate expenses. These uses of cash were offset by cash provided from servicing fee income, loan sales and principal repayments. Cash flows from loan originations are dependent upon current economic conditions and the level of long-term interest rates. Decreases in long-term interest rates generally result in higher loan refinancing activity, which results in higher cash demands to meet increased loan production levels. Higher cash demands to meet increased loan production levels are primarily met through borrowings and loan sales.

Investing

Net cash used in investing activities was $773.7 million for the period from March 1, 1997 to February 10, 1998 and $862.2 million for the period from March 16, 1996 to February 28, 1997. Cash used in investing activities was for the purchase and origination of mortgage servicing rights. For the period from March 1, 1997 to February 10, 1998, cash was also used for funding the early pool buyout program. During the period from March 1, 1997 to February 10, 1998, these uses of cash were offset by net proceeds from risk management contracts, while during the period from March 16, 1996 to February 28, 1997, cash was used to purchase risk management contracts. Other assets increased $41.7 million to $134.6 million at February 10, 1998 from $92.9 million at February 28, 1997 primarily as a result of an increase in HomeSide's hedge assets. Early pool buyout advances, a program initiated in fiscal 1998, totaled $374.1 million at February 10, 1998. During the period from March 16, 1996 to February 28, 1997, HomeSide also made net payments of $133.4 million and $106.2 million to acquire certain mortgage banking operations of BBMC and BMC, respectively (see Note 4 of Notes to Consolidated Financial Statements). Future uses of cash for investing activities will be dependent on the mortgage origination market and HomeSide's hedging needs. Except for the Banc One acquisition, HomeSide is not able to estimate the timing and amount of cash uses for future acquisitions of other mortgage banking entities, if such acquisitions were to occur. HomeSide will fund the Banc One acquisition under existing borrowing capacity.

Financing

Net cash provided by financing activities was $1,000.8 million for the period from March 1, 1997 to February 10, 1998 and $711.1 million for the period from March 16, 1996 to February 28, 1997. The primary source of cash from financing activities during the period from March 1, 1997 to February 10, 1998 was $750.0 million from the issuance of medium-term notes and net borrowings of $256.5 million from HomeSide's line of credit. The primary sources of cash from financing activities during the period from March 16, 1996 to February 28, 1997 were net borrowings under HomeSide's lines of credit of $334.2 million, $269.6 million from proceeds from issuance of common stock and $200.0 million from the issuance of Notes. Cash used in financing activities during the period ended February 10, 1998 was used for the payment of debt issue costs. Cash used in financing activities for the period ended February 28, 1997 was used to repay a $90.0 million bridge loan, $70.6 million of Notes and the payment of debt issue costs.
During the period from March 1, 1997 to February 10, 1998, net cash used in operations was $247.7 million, net cash used in investing activities was $773.7 million and net cash provided by financing activities was $1,000.8 million, resulting in a net decrease in cash of $20.6 million. HomeSide expects that to the extent cash generated from operations is inadequate to meet its liquidity needs, those needs can be met through financing from its bank credit facility and other facilities which may be entered into from time to time, as well as from the issuance of debt securities in the public markets. Accordingly, HomeSide does not currently anticipate that it will make sales of servicing rights to any significant degree for the purpose of generating cash. Nevertheless, in addition to its cash and mortgage loans held for sale balances, HomeSide's portfolio of mortgage servicing rights provides a potential source of funds to meet liquidity requirements, especially in periods of rising interest rates when loan origination volume slows. Repurchase agreements also provide an alternative to the bank line of credit for mortgages held for sale. Future cash needs are highly dependent on future loan production and servicing results, which are influenced by changes in long-term interest rates.

Year 2000 Compliance

HomeSide uses and is dependent upon a significant number of computer software programs and operating systems to conduct its business. Such programs and systems include those developed and maintained by HomeSide, software and systems purchased from outside vendors and software and systems used by HomeSide's third party providers. HomeSide has initiated a review and assessment of all hardware and software to determine whether it will function properly in the Year 2000. It is anticipated that some level of modification or replacement of hardware and software will be necessary in order to make HomeSide's systems "Year 2000 Compliant." HomeSide presently estimates these remediation costs to total approximately $15.0 million. Remediation costs are expected to be expensed as incurred, with the exception of new software purchases, which will be capitalized. The Company has not incurred significant remediation costs prior to February 10, 1998. Year 2000 remediation costs are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. In addition, HomeSide has relationships with vendors, customers and other third parties that rely on software and systems that may not be Year 2000 compliant. With respect to such third parties, Year 2000 compliance matters will not be within HomeSide's direct control. There can be no assurance that Year 2000 compliance failures by such third parties will not have a material adverse effect on HomeSide's results of operations.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of HomeSide, Inc.

We have audited the accompanying consolidated balance sheets of HomeSide, Inc., (a Delaware corporation, see Note 1) and subsidiaries as of February 10, 1998 and February 28, 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the periods from March 1, 1997 to February 10, 1998 and March 16, 1996 to February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HomeSide, Inc. and subsidiaries as of February 10, 1998 and February 28, 1997 and the results of their operations and their cash flows for the periods from March 1, 1997 to February 10, 1998 and March 16, 1996 to February 28, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Jacksonville, Florida
April 15, 1998



HomeSide, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Share Data)

                                                February 10,      February 28,
                                                    1998              1997
Assets
Cash and cash equivalents                        $   32,113        $   52,691
Mortgage loans held for sale, net                 1,292,403           805,274
Mortgage servicing rights, net                    1,781,134         1,614,307
Accounts receivable, net                            227,294           157,518
Early pool buyout advances                          374,097                 -
Premises and equipment, net                          41,982            29,515
Other assets                                        134,580            92,877
Total Assets                                     $3,883,603        $2,752,182
Liabilities and Stockholders' Equity
Notes payable                                    $2,074,956        $1,818,503
Accounts payable and accrued liabilities            143,870           140,304
Deferred income taxes                               175,178           129,951
Long-term debt                                      900,466           151,128
Total Liabilities                                 3,294,470         2,239,886
Commitments and Contingencies

Stockholders' Equity:
  Common stock:
    Common stock, $.01 par value,
      119,610,000 shares authorized;
      43,394,861 and 43,375,430 shares issued
      and outstanding in 1998 and 1997,respectively       434               434
    Class C non-voting common stock,
      $1.00 par value, 195,000 shares authorized;
      97,138 shares issued and outstanding                 97                97
  Additional paid-in capital                          476,846           476,646
  Retained earnings                                   111,756            36,969
                                                      589,133           514,146
  Less: Notes received in payment for capital stock         -            (1,850)
Total Stockholders' Equity                            589,133           512,296
Total Liabilities and Stockholders' Equity         $3,883,603        $2,752,182

The accompanying notes are an integral part of these financial statements.



Homeside, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Data)

                                         For the Period From For the Period From
                                          March 1, 1997 to    March 16, 1996 to
                                            February 10,         February 28,
                                                1998                 1997
Revenues:
Mortgage servicing fees                          $ 398,159            $ 312,341
Amortization of mortgage servicing rights         (210,200)            (155,827)
  Net servicing revenue                            187,959              156,514
Interest income                                     97,050               81,507
Interest expense                                   (97,028)             (87,700)
  Net interest revenue                                  22               (6,193)
Net mortgage origination revenue                    85,206               66,073
Other income                                         1,671                  682
     Total Revenues                                274,858              217,076

Expenses:
Salaries and employee benefits                      75,419               72,976
Occupancy and equipment                             15,447               11,770
Servicing losses on investor-owned loan
     and foreclosure-related expenses               21,974               17,934
Other expenses                                      39,415               41,714
  Total Expenses                                   152,255              144,394
Income before income taxes and
     extraordinary loss                            122,603               72,682
Income tax expense                                  47,816               29,273
Income before extraordinary loss                    74,787               43,409
Extraordinary loss, net of tax (Note 9)                  -                6,440
Net Income                                       $  74,787            $  36,969
Basic income per share:
  Income per share before
     extraordinary loss                          $    1.72            $    1.34
  Extraordinary loss, net of tax                         -                  .20
  Net income                                     $    1.72            $    1.14
Diluted income per share:
  Income per share before
     extraordinary loss                          $    1.69            $    1.33
  Extraordinary loss, net of tax                         -                  .20
  Net income                                     $    1.69            $    1.13

The accompanying notes are an integral part of these financial statements.



HomeSide, Inc. and Subsidiaries
STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY
(Dollars in Thousands, Except Share Data)



                                                                                      Notes
                        Total                                         Additional  Received in
                       Number of     Common Stock        Subscription  Paid-in    Payment for   Retained
                       Shares(d) Class A Class B Class C  Receivable   Captial   Capital Stock  Earnings   Total

Balance,
  March 15, 1996(a)   19,457,724    $193     $-      $97   $(200,000)  $199,710      $    -     $     -    $    -
Subscription payment
  associated with
  acquisition of
  BancBoston
  Mortgage
  Corporation                                                200,000                   (1,850)             198,150
Issuance of common
  stock associated
  with acquisition of
  Barnett Mortgage
  Company(b)          15,562,344     156                                160,135                            160,291
Public offering of
  common stock(c)      8,452,500      85                                116,801                            116,886
Net income                                                                                       36,969     36,969
Balance,
  February 28, 1997   43,472,568     434      -      97           -     476,646        (1,850)   36,969    512,296

Exercise of stock
  options for
  common stock            19,431                                            200                                200
Repayment of notes
  received in payment
  for capital stock                                                                     1,850                1,850
Net income                                                                                       74,787     74,787
Balance,
  February 10, 1998   43,491,999    $434     $-     $97     $     -    $476,846         $   -  $111,756   $589,133

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

The accompanying notes are an integral part of these financial statements.



Homeside, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

                                                  For the Period From  For the Period From
                                                    March 1, 1997 to    March 16, 1996 to
                                                      February 10,         February 28,
                                                         1998                 1997
Cash Flows (Used In) Provided by Operating
  Activities:
Net income                                            $    74,787         $    36,969
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
    Amortization of mortgage servicing rights             210,200             155,827
    Depreciation and amortization                          10,439               9,015
    Servicing losses on investor-owned loans               12,346              13,683
    Deferred income tax expense                            45,227              24,973
    Capitalized servicing rights                                -             (21,015)
    Mortgage loans originated and purchased
         for sale                                     (23,975,752)        (12,504,567)
    Proceeds and principal repayments of
         mortgage loans held for sale                  23,540,371          12,572,217
    Change in accounts receivable                         (82,121)            (63,378)
    Change in other assets and accounts payable
         and accrued liabilities                          (83,250)            (19,900)
      Net cash (used in) provided by
        operating activities                             (247,753)            203,824

Cash Flows Used in Investing Activities:
Purchase of premises and equipment, net                   (17,252)             (4,929)
Acquisition of mortgage servicing rights                 (519,694)           (475,729)
Net proceeds from (purchases of) risk management
         contracts                                        137,393            (141,944)
Purchase of early pool buyout advances,
         net of repayments                               (374,097)                  -
Acquisition of BancBoston Mortgage Corp.,
         net of cash acquired                                   -            (133,392)
Acquisition of Barnett Mortgage Co.,
         net of cash acquired                                   -            (106,244)
    Net cash used in investing activities                (773,650)           (862,238)

Cash Flows Provided by Financing Activities:
Net borrowings                                            256,453             334,170
Issuance of notes payable                                 750,000             200,000
Payment of debt issue costs                                (7,017)            (22,090)
Repayment of long-term debt                                  (661)            (70,567)
Repayment of stockholder loans                              1,850                   -
Proceeds from issuance of common stock                        200             269,592
Issuance of bridge financing                                    -              90,000
Repayment of bridge financing                                   -             (90,000)
  Net cash provided by financing activities             1,000,825             711,105

Net (decrease) increase in cash and cash
  equivalents                                             (20,578)             52,691
Cash and cash equivalents at beginning of period           52,691                   -
Cash and cash equivalents at end of period            $    32,113         $    52,691

The accompanying notes are an integral part of these financial statements.



Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

HomeSide, Inc. ("HomeSide" or the "Company"), through its primary operating subsidiary HomeSide Lending, Inc., is engaged in the mortgage banking business and as such originates, purchases, sells and services mortgage loans throughout the United States. The accompanying consolidated financial statements of HomeSide include the accounts of HomeSide and its subsidiaries, after elimination of all material intercompany balances and transactions. Amounts of acquired companies have been included from the date of acquisition.

The accompanying financial statements of HomeSide, Inc. have been prepared for the period March 1, 1997 to February 10, 1998 and for the period March 16, 1996 to February 28, 1997 to coincide with the commencement of operations of HomeSide and the merger as discussed in Note 2 below. The financial statements do not reflect the effects of HomeSide's acquisition by National Australia Bank Limited ("the National"). HomeSide will adopt a fiscal year end of September 30 to conform to the fiscal year of the National.

2. ORGANIZATION

On December 11, 1995, HomeSide was formed by an investor group, consisting of Thomas H. Lee Company and Madison Dearborn Partners (collectively, the "Investors"), and signed a definitive stock purchase agreement with The First National Bank of Boston ("BankBoston") for the purpose of acquiring certain assets and liabilities of the mortgage banking business owned by BankBoston. BankBoston received cash and an ownership interest in HomeSide. The transaction closed on March 15, 1996 and HomeSide began operations on March 16, 1996 through its operating subsidiary, HomeSide Lending, Inc.
On May 31, 1996, Barnett Banks, Inc. ("Barnett") sold certain of its mortgage banking operations, primarily its servicing portfolio, mortgage servicing operations and proprietary mortgage banking software systems, to HomeSide. Barnett received cash and an ownership interest in HomeSide. The accompanying financial statements reflect the effects of both of these acquisitions. For more information on these acquisitions, see Note 4. From May 31, 1996 until the 1997 public offering of common stock, the Investors as a group, BankBoston and Barnett each owned approximately one-third of HomeSide. Following the public offering, the Investors as a group, BankBoston and Barnett owned in the aggregate approximately 79% of the outstanding common stock.

On January 9, 1998, Nations Bank Corporation acquired all the outstanding common stock of Barnett Banks, Inc. (see Note 16).
On February 10, 1998, the National acquired all outstanding shares of the common stock of HomeSide, Inc. As consideration, the National paid $27.825 per share for all of the outstanding common stock and paid $17.7 million cash to retire all outstanding stock options. The total purchase price was approximately $1.2 billion. The National paid for the purchase with borrowed and available funds. The transaction was accounted for as a purchase. As a result, all assets and liabilities were recorded at their fair value on February 11, 1998, and the purchase price in excess of the fair value of net assets acquired of $713.6 million was recorded as goodwill. Following the transaction described above, the National now owns 100% of HomeSide's common stock and HomeSide, Inc. has become an indirect wholly-owned subsidiary of the National.

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

HomeSide utilizes a risk management program to protect and manage the value of its mortgage loans held for sale and mortgage commitment pipeline. As a result, the Company is party to various derivative financial instruments to reduce its exposure to interest rate risk. These financial instruments primarily include mandatory forward delivery commitments, put and call option contracts and treasury futures contracts. The Company uses these financial instruments for the purposes of managing its resale pricing and interest rate risks. These financial instruments are designated as hedges to the extent they demonstrate a high degree of correlation with the underlying hedged items. Accordingly, hedging gains and losses related to this risk management program are deferred and recognized as a component of the gain or loss on sale of the underlying mortgage loans or mortgage-backed securities. Such gains and losses are included in mortgage origination revenue. Hedge losses are recognized currently if the deferral of such losses would result in mortgage loans held for sale and the pipeline being valued in excess of their estimated net realizable value. Premiums paid for purchased put and call option contracts are included in other assets and amortized over the options' contract period as a component of mortgage origination revenue. Unamortized premiums are recognized as a component of the gain or loss on sale of loans at the earlier of the expiration of the underlying contract or when exercise of the contract is considered unlikely.

Risk management of mortgage servicing rights

Mortgage servicing rights permit HomeSide to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified servicing activities. The mortgage notes underlying the mortgage servicing rights permit the borrower to prepay the loan. As a result, the value of the related mortgage servicing rights tends to diminish in periods of declining interest rates and increase in value in periods of rising rates. This tendency subjects HomeSide to substantial interest rate risk. It also directly affects the volatility of reported earnings because mortgage servicing rights are carried at the lower of amortized cost or fair value. It is HomeSide's policy to mitigate and hedge this risk through its risk management program.

The risk management instruments used by HomeSide have characteristics such that they tend to increase in value as interest rates decline. Conversely, these risk management instruments tend to decline in value as interest rates rise. Accordingly, changes in value of these hedge instruments will tend to move inversely with changes in value of HomeSide's mortgage servicing rights.

Options on U.S. Treasury bond futures and U.S. Treasury bond futures have been purchased by HomeSide to manage interest rate risk. When purchased, the options and futures contracts are designated to a specific strata of mortgage servicing rights. The risk management instruments are marked-to-market and changes in market value are included as adjustments to the basis of the related mortgage servicing right asset being hedged. Deferred hedge gains and losses are amortized and evaluated for impairment in the same manner as the related mortgage servicing rights. Correlation between changes in the risk management contracts and changes in value of HomeSide's mortgage servicing rights is assessed on a quarterly basis to ensure that high correlation is maintained over the term of the hedging program.

Mortgage loans

Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is based on the contract prices at which the mortgage loans will be sold or, if the loans are not committed for sale, the current market price. Deferred hedge gains and losses on risk management hedging instruments are included in the cost of the mortgage loans held for sale for the purpose of determining the lower of aggregate cost or fair value.

Mortgage loans held for investment are included in other assets and stated at the lower of cost or fair value at the time the permanent investment decisions are made. Discounts, if any, are amortized over the anticipated life of the investment.

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

Mortgage servicing rights

The total cost of loans originated or acquired is allocated between the mortgage servicing rights and the mortgage loans (without the servicing rights) based on relative fair values. The value of servicing rights acquired through bulk acquisitions is capitalized at cost.

Effective January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 supersedes SFAS No. 122 and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 125 is based on a financial-components approach which focuses on control. Under the approach required by this standard, after a transfer of financial assets (for example, the sale of mortgage loans), an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The capitalization, amortization and impairment principles of SFAS No. 125 are substantially consistent with the principles previously defined by SFAS No. 122, insofar as they relate to the mortgage banking activities of HomeSide. Accordingly, the impact of the adoption of SFAS No. 125 was not material to the Company's financial statements.

Mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing revenue. They are evaluated for impairment by comparing the carrying amount of the servicing rights to their fair value. Fair value is estimated based on the market prices of similar servicing assets and on discounted anticipated future net cash flows considering market prepayment estimates, historical prepayment rates, portfolio characteristics, interest rates and other economic factors. For purposes of measuring impairment, the mortgage servicing rights are stratified by the predominant risk characteristics which include product types of the underlying loans and interest rates of mortgage notes. Impairment is recognized through a valuation reserve for each impaired stratum and is included in amortization of mortgage servicing rights. An analysis of HomeSide's mortgage servicing rights is included in Note 5. Prior to January 1, 1997, mortgage servicing rights included excess mortgage servicing rights, which represent the present value of servicing fee income in excess of a normal servicing fee rate. Until the adoption of SFAS No. 125 on January 1, 1997, when loans were sold, the estimated excess servicing was recognized as income and amortized over the estimated servicing period in proportion to the aggregate net cash flows from the loans serviced. Remaining asset balances were evaluated for impairment based on current estimates of future discounted cash flows. Such write-downs were included in amortization of mortgage servicing rights. Upon the adoption of SFAS No. 125, previously recognized excess mortgage servicing rights were combined with and accounted for as mortgage servicing rights.

Accounts receivable

Accounts receivable includes advances, consisting primarily of payments for property taxes and insurance premiums, as well as principal and interest remitted to investors before they are collected from mortgagors, made in connection with loan servicing activities. Accounts receivable also includes loans purchased from mortgage-backed securities serviced by HomeSide for others and mortgage claims filed primarily with the FHA and the VA.

Early pool buyout advances

Early pool buyout advances consist of delinquent government loans in foreclosure process that have been purchased from pools. The program reduces the unreimbursed interest expense that HomeSide incurs. The funding of the purchases of these delinquent loans for the early pool buyout program is recorded as interest expense. Interest income earned from the guarantor agency during the foreclosure process is accrued to match the funding expense incurred. Scheduled interest payments made to the investor before the loans were purchased from the pool are recorded as early pool buyout advances with a reserve for advances which will not ultimately be collected.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the term of the lease. Long-lived assets are evaluated regularly for the other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset. Impairment, if any, is recognized through a valuation allowance with a corresponding charge recorded in the statement of income.

Goodwill

Net assets acquired in purchase transactions are recorded at fair value at the inception of the date of acquisition. Goodwill, representing the excess of the purchase price over the fair value of the net assets purchased, is amortized on a straight-line basis over 15 years. Goodwill is reviewed periodically for events or changes in circumstances that may indicate that the carrying amounts of the assets are not recoverable on an undiscounted cash flow basis.

Mortgage servicing fees

Mortgage servicing fees represent servicing and other fees earned for servicing mortgage loans owned by investors. Servicing fees are generally calculated on the outstanding principal balances of the loans serviced and are recognized as income on an accrual basis.
HomeSide's mortgage servicing portfolio totaled $100.0 billion at February 10, 1998. Related custodial deposits are segregated in trust accounts, principally held with depository institutions, and are not included in the accompanying financial statements.

Interest expense

Interest expense is reduced by credits received from depository institutions for custodial balances placed with such institutions. Net mortgage origination revenue

Mortgage origination revenue includes gains and losses from sales of mortgage loans and fees associated with the origination and purchase of mortgage loans.

Servicing losses on investor-owned loans and foreclosure-related expenses HomeSide records losses attributable to servicing FHA and VA loans for investors. These amounts include actual losses for final disposition of loans, foreclosure-related expenses, accrued interest for which payment is uncollectible and estimates for potential losses based on HomeSide's experience as a servicer of government loans.
A reserve for estimated servicing losses on investor-owned loans is available for potential losses related to the mortgage servicing portfolio and is included in accounts payable and accrued liabilities (see Note 7).

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

Statement of cash flow

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits with an original maturity of three months or less.

Income per share

The company adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share," as of December 31, 1997. Accordingly, all prior period earnings per share amounts have been restated in accordance with this standard.

Basic income per share amounts were computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share amounts were computed by dividing net income, adjusted for the effect of assumed conversions, by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding using the treasury stock method.

New accounting standards

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Management expects that the impact of this statement on the presentation of the financial statements of HomeSide will be immaterial. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for fiscal years beginning after December 15, 1997. Management expects that the impact of this statement on the presentation of the financial statements of HomeSide will be immaterial.

4. ACQUISITIONS

Acquisition of BancBoston Mortgage Corporation

On March 15, 1996, HomeSide acquired from BankBoston all of the outstanding stock of BancBoston Mortgage Corporation ("BBMC"), which was subsequently renamed HomeSide Lending, Inc. Certain assets and liabilities of BBMC were retained by BankBoston, including BBMC's mortgage retail production operations in New England.

HomeSide made cash payments of $139.5 million in cash and issued $86.8 million of common stock to BankBoston in consideration for certain assets, net of assumed liabilities, and the stock of BBMC. Also, in connection with the BBMC acquisition, the Investors purchased approximately 55% of the then outstanding common stock of HomeSide for $107.2 million in cash. Simultaneously, BankBoston paid approximately $1.0 million in cash for all of HomeSide's class C non-voting common stock. In consideration of services rendered to HomeSide with respect to the BBMC Acquisition, class B non-voting stock valued at $1.0 million was issued to an investment bank. Management purchased common stock for $4.1 million in cash, $1.9 million of which was financed by loans from HomeSide. On May 31, 1996, HomeSide paid an additional $5.0 million to BankBoston in connection with the closing of the Barnett Mortgage Company ("BMC") acquisition. The transaction was accounted for under the purchase method of accounting. The assets and liabilities of BBMC were recorded at their fair values at March 16, 1996, which totaled $1.5 billion and $1.2 billion, respectively. The total purchase price paid for BBMC, including transaction costs and interest, was $247.0 million. The excess of fair value of net assets acquired over cost was $56.0 million and was allocated as a reduction to mortgage servicing rights.

Acquisition of Barnett Mortgage Company

On May 31, 1996, HomeSide acquired from Barnett certain assets, net of assumed liabilities, and the outstanding common stock of BMC (the "BMC Acquisition"). Certain assets and liabilities of BMC were retained by Barnett, including those assets of BMC and its subsidiaries (other than Honolulu Mortgage Company, Inc.) associated withthe loan origination or production activities.

HomeSide made cash payments of $228.0 million to Barnett in consideration for certain assets, net of assumed liabilities, and the stock of BMC. In connection with the BMC Acquisition, an affiliate of Barnett purchased shares of HomeSide common stock for an aggregate purchase price of $118.0 million. Also in connection with the BMC Acquisition, BankBoston and the Investors paid approximately $42.3 million in cash for additional shares of HomeSide. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations of HomeSide include BMC from the date of acquisition. The assets and liabilities of BMC were recorded by HomeSide at their estimated fair values at May 31, 1996, which totaled $764.8 million and $521.4 million, respectively. The total purchase price paid for BMC, including transaction costs and interests, was $235.0 million. The excess of the purchase price over the fair value of net assets acquired was $8.4 million and was allocated to goodwill and is being amortized on a straight-line basis over 15 years.

The unaudited condensed pro forma statement of income for the period from March 16, 1996 to February 28, 1997, assuming BMC had been acquired as of March 16, 1996 is as follows (in millions, except per share data):

                                                Pro Forma for
                                               the Period From
                                                March 16, 1996
                                                to February 28,
                                                      1997
Net servicing revenue                               $ 167.3
Net interest revenue                                   (4.5)
Net mortgage origination revenue                       67.1
Other income                                            0.7
  Total revenues                                      230.6
Expenses                                             (157.5)
Income before income taxes
  and extraordinary loss                               73.1
Income tax expense                                     29.5
Income before extraordinary loss                       43.6
Extraordinary loss                                     (6.4)
  Net income                                        $  37.2
Net income per share:
  Basic                                             $  1.15
  Diluted                                           $  1.14

The purchase accounting adjustments in the above pro forma statement of operations are based on the actual purchase price and the amount of assets and liabilities actually acquired. No adjustments have been made for restructuring costs that might have been incurred or for cost efficiencies that might have been realized during the period presented. Accordingly, these pro forma results are not indicative of future results.

5. MORTGAGE SERVICING RIGHTS

An analysis of mortgage servicing rights is as follows (in thousands):

                                      February 10,      February 28,
                                          1998              1997
Beginning balance                      $1,614,307          $      -
Additions, including BBMC
  and BMC acquisitions                    416,822         1,685,242
Sales of servicing                           (342)          (25,745)
Net deferred hedge (gain)
  loss, net of amortization               (39,453)          110,637
Amortization                             (210,200)         (155,827)
Ending balance                         $1,781,134        $1,614,307

At February 10, 1998, the net deferred hedge gain of $39.5 million consists of the net deferred loss for the period from March 16, 1996 to February 28, 1997 of $110.6 million adjusted for gains of $195.2 million, losses of $52.5 million, and amortization of $7.4 million. For the period from March 16, 1996 to February 28, 1997, the net deferred hedge loss of $110.6 million consists of gains of $133.3 million and losses of $254.9 million, less $11.0 million of amortization.

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following (in thousands):

                                      February 10,      February 28,
                                          1998              1997
Land                                $    3,451        $    3,451
Buildings and
  building improvements                 10,604            10,986
Furniture and equipment                 22,464            15,739
Leasehold improvements                  14,717             3,808
                                        51,236            33,984
Accumulated depreciation
  and amortization                      (9,254)           (4,469)
Ending balance                      $   41,982        $   29,515

7. RESERVE FOR ESTIMATED SERVICINGLOSSES ON INVESTOR-OWNED LOANS

An analysis of the reserve for estimated servicing losses on investor-owned loans is as follows (in thousands):

                                        For the Period    For the Period
                                         March 1, 1997    March 16, 1996
                                        to February 10,   to February 28,
                                             1998              1997
Beginning balance                             $ 21,650          $ 11,100
Provision for servicing losses
  on investor-owned loans                       12,346            13,683
Charge-offs                                    (12,747)          (10,295)
Recoveries                                         401                60
Additions from
  acquisition of BMC                                 -             7,102
Ending balance                                $ 21,650          $ 21,650

8. NOTES PAYABLE

Notes payable consist of the following (in thousands):
                                                          Weighted Average
                                                            Interest Rate
                                        Total          At Period        During
                                     Outstanding          End        the Period
Bank line of credit,
  February 10, 1998                   $2,074,956         6.00%           6.04%

Bank line of credit,
  February 28, 1997                    1,778,496         5.65%           5.83%
Short-term
  credit facilities                       40,007         8.25%           8.25%
  Total,
    February 28, 1997                 $1,818,503

HomeSide borrows funds on a demand basis from an independent syndicate of banks under a $2.5 billion credit facility which, at the request of HomeSide, may be increased to $3.0 billion. The line of credit is used to provide funds for HomeSide's business of originating, acquiring and servicing mortgage loans. The line of credit includes both a warehouse credit facility, which is limited to 98% of the fair value of eligible mortgage loans held for sale, and a servicing-related facility, which is capped at $950.0 million. On February 14, 2000, the line of credit will terminate. The credit agreement contains covenants that impose limitations and restrictions on HomeSide, including the maintenance of certain net worth and ratio requirements. Under certain circumstances set forth in the credit agreement, borrowings under the agreement become collateralized by substantially all of HomeSide's assets. HomeSide is in compliance with all requirements included in the credit agreement. At February 10, 1998 and February 28, 1997, $2.1 billion and $1.8 billion, respectively, was outstanding under the credit line. Amounts outstanding at February 10, 1998 and February 28, 1997 under the bank line of credit are comprised of a warehouse credit facility of $1.2 billion and $0.8 billion and a servicing-related credit facility of $0.9 billion and $0.9 billion, respectively. The amount of the unused bank line of credit was $0.4 billion and $0.7 billion as of February 10, 1998 and February 28, 1997, respectively.

Borrowings under the bank line of credit bear interest at rates per annum, based on, at HomeSide's option (A) the highest of (i) the lead bank's prime rate, (ii) the secondary market rate of certificates of deposit plus 100 basis points and (iii) the federal funds rate in effect from time to time plus 0.5% or (B) various rates based on federal fund rates.

On January 15, 1997, HomeSide entered into a short-term credit facility with a bank in a maximum aggregate principal amount of $85.0 million. On March 14, 1997, HomeSide entered into another short-term credit facility in an aggregate principal amount of $100.0 million. The facilities each expired on May 1, 1997 and amounts borrowed under these lines were repaid.

9. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                      February 10,      February 28,
                                         1998              1997
Medium-term notes                      $750,000           $     -
11.25% Notes                            130,000           130,000
Mortgage note payable                    20,466            21,128
  Total                                $900,466          $151,128

Medium-term notes

As of February 10, 1998, $650.0 million of the outstanding medium-term notes had been effectively converted by interest rate swap agreements to floating-rate notes. The weighted average borrowing rates on medium-term borrowings issued for the period from March 1, 1997 to February 10, 1998, including the effect of the interest rate swap agreements, was 6.251% . Net proceeds from the issuance were primarily used to reduce the amounts outstanding under the bank credit agreement. Amounts were subsequently reborrowed under the bank credit facility to fund the early pool buyout program.

As of February 10, 1998, outstanding medium-term notes issued by HomeSide Lending, Inc., under a $1.0 billion shelf registration statement were as follows (in thousands):

                                     Stated
                   Outstanding      Interest
Issue Date           Balance          Rate         Maturity Date
May 20, 1997          $250,000       6.890%        May 15, 2000
June 30, 1997          200,000       6.883%        June 30, 2002
June 30, 1997           40,000       6.820%        July 2, 2001
July 1, 1997            15,000       6.860%        July 2, 2001
July 31, 1997          200,000       6.818%        August 1, 2004
September 15, 1997      45,000       6.770%        September 17, 2001
    Total             $750,000

As of February 10, 1998, $250.0 million was available for future issuances under the shelf registration. On March 6, 1998, HomeSide Lending, Inc. filed an amendment increasing the shelf registration to $1.5 billion.

11.25% Notes

On May 14, 1996, HomeSide issued $200.0 million of 11.25% notes ("Notes") maturing on May 15, 2003 and paying interest semiannually in arrears on May 15 and November 15 of each year, commencing on November 15, 1996. The Notes are redeemable at the option of HomeSide, in whole or in part, at any time on or after May 15, 2001, at certain redemption prices. The indenture contains covenants that impose limitations and restrictions on HomeSide, including the maintenance of certain net worth and ratio requirements. In addition, the Notes are secured by a second priority pledge of the common stock of HomeSide Lending, Inc. HomeSide is in compliance with all net worth and ratio requirements contained in the indenture relating to the notes. The amount of Notes outstanding at February 10, 1998 is $130.0 million.

On February 5, 1997, the Company issued 8,452,500 shares of common stock to the public at $15 per share. A portion of the proceeds from the offering was used to pre-pay $70.0 million of the Notes at a premium of $7.9 million. In connection with the early repayment of the Notes, HomeSide wrote off a portion of the unamortized debt issuance costs related to the Notes and incurred a prepayment penalty equal to one year's interest on the Notes retired. The loss amounted to $6.4 million, net of tax, and was recorded as an extraordinary item. The remaining proceeds were used to reduce amounts outstanding under the bank line of credit.

Mortgage note payable

HomeSide assumed a mortgage note payable that is due in 2017 and bears interest at a stated rate of 9.50%. HomeSide's main office building is pledged as collateral. A purchase accounting premium was recorded in connection with HomeSide assuming the mortgage note payable.

Principal payments due on long-term debt at February 10, 1998 are as follows (in thousands):

Fiscal Year
1999                                              $    256
2000                                               250,281
2001                                               100,309
2002                                               200,340
2003                                               130,373
Thereafter                                         211,724
Unamortized purchase accounting premium              7,183
  Total                                           $900,466

10. INCOME TAXES

The Company files a consolidated federal income tax return. All companies included in the consolidated federal income tax return are jointly and severally liable for any tax assessments based on such consolidated return. Components of the provision for income taxes before the effect of the tax benefit associated with the early extinguishment of debt were as follows (in thousands):

                                          For the           For the
                                        Period From        Period From
                                        March 1, 1997     March 16, 1996
                                       to February 10,    to February 28,
                                             1998               1997
Current:
  Federal                                 $ 2,589             $    -
  State                                         -                  -
                                            2,589                  -
Deferred
  Federal                                  38,043             23,756
  State                                     7,184              5,517
                                           45,227             29,273
Total                                     $47,816            $29,273

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate as reflected in the consolidated statements of income.
                                           For the           For the
                                         Period From       Period From
                                        March 1, 1997     March 16, 1996
                                        to February 10,   to February 28,
                                              1998              1997
Statutory federal
  income tax rate                             35.0%             35.0%
State income and franchise
  taxes, net of federal tax effect             3.5%              4.0%
Other                                           .5%              1.0%
  Effective income tax rate                   39.0%             40.0%

For the period from March 16, 1996 to February 28, 1997, the extraordinary loss on the early extinguishment of debt is stated net of the related tax benefit of $4.3 million at an effective tax rate of 40%.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                           February 10,      February 28,
                                              1998              1997
Deferred tax assets:
  Net operating loss
    carryforwards                             $ 45,446          $ 53,355
  Alternative minimum tax
    credit carry forward                         2,589                 -
  Loss reserves                                 25,404            17,563
  Hedge activities                              30,754                 -
  Other assets                                   4,879            12,087
    Total gross deferred
      tax assets                              $109,072          $ 83,005
Deferred tax liabilities:
  Mortgage servicing fees                     $267,871          $207,278
  Other liabilities                             16,379             5,678
    Total gross deferred tax liabilities       284,250           212,956
        Net deferred tax liability            $175,178          $129,951

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. No valuation allowance was recorded at February 10, 1998 or February 28, 1997.

The Company has consolidated tax net operating loss carryforwards at February 10, 1998. These carryforwards expire in the years 2002 to 2012.

11. LEASE COMMITMENTS

HomeSide leases office facilities and equipment under noncancelable leases that include renewal options and escalation clauses which extend into 2004. Rental expense for leases of office facilities and equipment was $4.5 million and $3.9 million for the period March 1, 1997 to February 10, 1998 and for the period March 16, 1996 to February 28, 1997, respectively. HomeSide's minimum future lease commitments are as follows (in thousands):

Fiscal Year
1999                     $2,124
2000                        984
2001                        800
2002                        710
2003                        625
Thereafter                  700
  Total                  $5,943

12. STOCKHOLDERS' EQUITY

On March 15, 1996, in connection with the BBMC acquisition discussed in
Note 4, the Investors contributed cash of $107.3 million for 10,863,293 shares of common stock. Also on March 15, 1996, HomeSide issued 8,427,155 shares of common stock and cash to BankBoston in exchange for BBMC. The common stock issued to BankBoston was assigned a value of $86.8 million. Simultaneously with the closing of the BBMC acquisition, HomeSide also issued 97,138 shares of its class B non-voting common stock to an investment bank in consideration of services rendered to HomeSide in connection with the BBMC acquisition. BankBoston also paid $1.0 million in cash for 97,138 shares of HomeSide's class C non-voting common stock. BankBoston then sold the class C shares to an unaffiliated third party.
On May 31, 1996, in connection with the BMC Acquisition discussed in Note 4, BankBoston, the Investors and certain directors and executive managers of HomeSide contributed a total of approximately $46.0 million in cash for 4,100,944 shares of common stock. Approximately, $1.9 million of the amount contributed by management was financed by HomeSide and, accordingly, was reported as a reduction of stockholders' equity. Also on May 31, 1996, HomeSide issued 11,461,400 shares of common stock and cash to Barnett in exchange for BMC. The common stock issued to Barnett was assigned a value of $118.0 million.

On February 5, 1997, HomeSide issued 8,452,500 shares of common stock to the public at $15 per share. The stock was listed on the New York Stock Exchange under the symbol HSL. The transaction resulted in net proceeds to the Company of $116.9 million. A portion of the proceeds from the sale was to pre-pay $70.0 million of Notes at a pre-tax premium of $7.9 million. Pro forma earnings per share giving effect for the public offering as of the date of the issuance of the Notes and the related use of proceeds to repay $70.0 million of the Notes and to reduce the bank line of credit borrowings was $1.27 per share. Upon completion of the issue, all shares of class B non-voting common stock converted automatically, on a 1-for-1 basis, into shares of common stock.

On December 31, 1997, HomeSide issued 19,431 shares of common stock at $10.29 per share for stock options exercised under the HomeSide 1996 Employee Stock Option Plan.

13. SUPPLEMENTAL CASH FLOW INFORMATION

During the period March 16, 1996 to February 28, 1997, HomeSide extended loans totaling $1.9 million to certain members of management in connection with their purchase of shares of common stock. These loans were repaid in fiscal 1998 in anticipation of HomeSide's acquisition by the National.
In connection with the acquisitions of BBMC and BMC, HomeSide recorded non-cash assets and assumed liabilities, including fair value adjustments, of approximately $2.3 billion and $1.7 billion in 1998 and 1997, respectively.

HomeSide paid $70.5 million and $81.8 million of interest during the period from March 1, 1997 to February 10, 1998 and March 16, 1996 to February 28, 1997, respectively. HomeSide paid taxes totaling $0.3 million and received $51.7 million cash for reinstated loans from early pool buyout advances for the period from March 1, 1997 to February 10, 1998.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future anticipated loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

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

Mortgage loans held for sale

Fair values are based on the estimated value at which the loans could be sold in the secondary market. These loans are priced to be sold with servicing rights retained, as this is the Company's normal business practice.

Accounts receivable, early pool buyout advances and accounts payable

Carrying amounts are considered to approximate fair value. Accounts payable do not include the effects of additional costs incurred and additional liabilities assumed in connection with HomeSide's acquisition by the National.

Risk management contracts

Fair values are estimated based on actual market quotes or option models.

Notes payable

The carrying amount of the notes payable reported in the balance sheet approximates its fair value due to the short-term nature of the borrowings under the credit agreements.

Long-term debt

Fair value of long-term debt is estimated by discounting estimated future cash flows using a rate consistent with the Company's current borrowing rate as adjusted for the effects of certain prepayment penalties.

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

Options on mortgage-backed securities and U.S. treasury bond futures

The fair values of options are estimated based on actual market quotes. In some instances, quoted prices for the underlying loans or valuations determined by option models are used.

Interest rate swaps

The fair values of interest rate swaps are estimated based on dealer quotes.

Fair Value

The fair values of the Company's financial instruments are as follows (in thousands):

                                      February 10, 1998     February 28, 1997
                                      Carrying     Fair     Carrying     Fair
                                       Amount      Value     Amount      Value
Assets
Cash and cash equivalents            $   32,113 $   32,113 $   52,691 $  52,691
Mortgage loans held for sale          1,292,403  1,296,685    805,274   806,432
Accounts receivable and early pool
  buyout advances                       601,391    601,391    157,518   157,518
Risk management contracts for
  mortgage servicing rights              43,947     43,947     45,212    45,212

Liabilities
Notes payable                         2,074,956  2,074,956  1,818,503 1,818,503
Long-term debt                          900,466    929,893    151,128   151,128
Accounts payable and accrued
  liabilities                           143,870    143,870    140,304   140,304

Off-Balance Sheet(1)
Commitments to originate mortgage
  loans                                       -     (1,510)         -    (2,805)
Mandatory forward contracts to sell
  mortgages                                   -     (3,621)         -     3,588
Mandatory forward contracts to sell
  U.S. treasuries                             -         65          -         7
Options on mortgage-backed securities     3,543      5,890      2,025     1,741
Options on U.S treasury bond futures        743        604        321      (147)
Interest rate swaps                           -     13,496          -         -

(1) Parenthesis denote a liability

Fair value estimates are made as of a specific point in time, based on relevant market data and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holding of a particular financial instrument. Because no active market exists for some portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments and other factors.
These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Further, the fair value estimates were calculated as of February 10, 1998 and February 28, 1997. Subsequent changes in market interest rates and prepayment assumptions could significantly change the fair value.

15. RISK MANAGEMENT AND OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

As discussed in Note 3, HomeSide utilizes risk management financial instruments to manage interest rate risk related to the value of its mortgage servicing rights. A summary of HomeSide's position in risk management financial instruments at February 10, 1998 and February 28, 1997 is included on the following page.

The fair value of HomeSide's risk management contracts is based on quoted market prices of the underlying instruments at February 10, 1998 and February 28, 1997. The notional amounts represent the par value of the underlying U.S. Treasury bonds. However, the notional amounts are not recognized in the balance sheet and should not be considered as a measure of credit risk or future cash requirement.

The amount of the risk management contracts maintained depends on factors such as interest rates, interest volatility and growth in the mortgage servicing portfolio. HomeSide is subject to market risk to the extent that interest rates fluctuate; however, the purpose of the risk management contracts is to hedge the value of the mortgage servicing rights portfolio. HomeSide's risk management financial instruments qualify as hedges, and gains or losses on the risk management instruments correlate to movements in the value of the mortgage servicing rights. Cash requirements for HomeSide's option contracts are limited to premiums paid. Cash requirements for futures contracts are managed based on limits established by HomeSide's risk management committee. HomeSide's credit risk on its risk management contracts is limited because the contracts are traded on a national exchange which guarantees counterparty performance.

As discussed in Note 3, HomeSide purchases financial instruments and enters into financial agreements with off-balance sheet risk in the normal course of business through the origination and selling of mortgage loans and as part of its risk management programs. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is the possibility that a loss may occur if a counterparty to a transaction fails to perform according to the terms of the contract. Interest rate risk is the possibility that a change in interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

Options and forward contracts

The notional amount of the options and forward contracts used in HomeSide's risk management programs is the amount upon which interest and other payments under the contract are based and is generally not exchanged. Therefore, the notional amounts should not be taken as the measure of credit risk or a reflection of future cash requirements. The risk associated with options and forwards is the exposure to current and expected market movements in interest rates and the ability of the counterparties to meet the terms of the contracts. The cash requirements associated with these options and forward contracts, aside from the initial purchase price, are minimal. These contracts generally require future performance on the part of the counterparty upon exercise of the option or execution of the forward contract by HomeSide.

HomeSide is exposed to credit loss in the event of nonperformance by the counterparties to the various instruments. HomeSide controls credit and market risk associated with interest rate products by establishing and monitoring limits with counterparties as to the types and degree of risks that may be undertaken. HomeSide's exposure to credit risk in the event of default by the counterparties for the options is $57.0 million at February 10, 1998.

HomeSide's exposure to credit risk in the event of default by the counterparty for mandatory forward commitments to sell mortgage loans is the difference between the contract price and the current market price, offset by any available margins retained by HomeSide or an independent clearing agent, which totaled $30.2 million at February 10, 1998. The amount of credit risk as of February 10, 1998, if all counterparties failed completely and if the margins, if any, retained by HomeSide or an independent clearing were to become unavailable, was approximately $4.4 million for mandatory forward commitments of mortgage-backed securities.

The following is a summary of HomeSide's notional amounts and fair values of interest rate products (in thousands):

                                          February 10, 1998    February 28, 1997
                                          Notional    Fair    Notional    Fair
                                           Amount    Value(1)  Amount   Value(1)
Purchased commitments to sell  mortgage
 loans:
  Mandatory forward contracts             $2,847,668 $(3,556) $1,445,345 $3,588
  Options on mortgage-backed securities      835,000   5,890     755,000  1,741
  Options on U.S. treasury bond futures      145,000     604     140,000   (147)
Risk management contracts on mortgage
 servicing rights:
  Options on U.S. treasury bond futures    4,440,100  50,487   3,572,300 45,212
  Futures contracts on U.S. treasury bonds 2,121,800  (6,540)          -      -

(1) Fair value represents the amount at which a given instrument could be exchanged in an arms length transaction with a third party as of the balance sheet date.

Commitments to originate mortgage loans

HomeSide regularly enters into commitments to originate and purchase mortgage loans at a future date subject to compliance with stated conditions. Commitments to originate mortgage loans have off-balance sheet risk to the extent HomeSide does not have matching commitments to sell loans, which exposes HomeSide to lower of cost or market valuation adjustments in a rising interest rate environment. Additionally, the extension of a commitment, which is subject to HomeSide's credit review and approval policies, gives rise to credit exposure when certain borrowing conditions are met and the loan is made. Until such time, it represents only potential exposure. The obligation to lend may be voided if the customer's financial condition deteriorates or if the customer fails to meet certain conditions. Commitments to originate mortgage loans do not necessarily reflect future cash requirements since some of the commitments will not be drawn upon before expiration. Commitments to originate mortgage loans totaled $3.2 billion and $2.7 billion at February 10, 1998 and February 28, 1997, respectively.

Mortgage loans sold with recourse

HomeSide sells mortgage loans with recourse to various investors and retains the servicing rights and responsibility for credit losses on these loans. The total outstanding balance of loans sold with recourse does not necessarily represent future cash outflows. The total outstanding principal balance of loans sold with recourse was $16.7 million and $14.2 million at February 10, 1998 and February 28, 1997, respectively.
For five years following the May 31, 1996 acquisition of BMC, Barnett is obligated to repurchase or reimburse HomeSide for any credit losses related to $101.0 million of loans serviced with recourse.

Servicing commitment to investors

HomeSide is required to submit to certain investors, primarily GNMA, guaranteed principal and interest payments from the underlying mortgage loans regardless of actual collections.

Purchase mortgage servicing rights commitments

HomeSide routinely enters into commitments to purchase mortgage servicing rights associated with mortgages originated by third parties, subject to compliance with stated conditions. These commitments to purchase mortgage servicing rights correspond to mortgage loans having an aggregate loan principal balance of approximately $0.6 billion and $2.3 billion at February 10, 1998 and February 28, 1997, respectively.

Geographical concentration of credit risk

HomeSide is engaged in business nationwide and has no material concentration of credit risk in any geographic region.

16. OTHER RELATED PARTY TRANSACTIONS

HomeSide entered into an agreement with BankBoston and Barnett for certain corporate support services. For the period from March 1, 1997 to February 10, 1998, HomeSide paid BankBoston and Barnett approximately $5.2 million and $0.5 million, respectively, for these services. For the period from March 16, 1996 to February 28, 1997, HomeSide paid BankBoston and Barnett approximately $2.5 million and $0.9 million, respectively, for these services.

HomeSide purchases mortgage loans eligible for sale from BankBoston and Barnett. For the period from March 1, 1997 to February 10, 1998, HomeSide paid approximately $5.3 million and $45.4 million, respectively, to BankBoston and Barnett for the purchase of mortgage servicing rights. For the period from March 1, 1996 to February 28, 1997, HomeSide paid approximately $4.7 million and $27.6 million, respectively, to BankBoston and Barnett for the purchase of mortgage servicing rights. HomeSide also purchases the mortgage servicing rights to the mortgage loans BankBoston and Barnett hold in their portfolios. For the period from March 1, 1997 to February 10, 1998, HomeSide purchased mortgage servicing rights for loans retained by BankBoston and Barnett totaling approximately $1.6 million and $9.5 million, respectively. For the period from March 16, 1996 to February 28, 1997 HomeSide purchased mortgage servicing rights for loans retained by BankBoston and Barnett totaling approximately $1.3 million and $8.2 million, respectively. The BankBoston and Barnett purchases represent 2.8% and 20.4%, respectively, of the Company's total production for the period from March 1, 1997 to February 10, 1998. For the period from March 16, 1996 to February 28, 1997, the BankBoston and Barnett purchases represented 2.8% and 16.0%, respectively, of the Company's total production.

HomeSide services residential mortgage loans held in portfolio by BankBoston and Barnett. The servicing fees paid by BankBoston and Barnett to HomeSide are market-based fees consistent with the fees charged by HomeSide to other investors. For the period from March 1, 1997 to February 10, 1998, BankBoston and Barnett paid $3.8 million and $29.1 million in servicing fees, respectively. For the period from March 16, 1996 to February 28, 1997, BankBoston and Barnett paid $5.3 million and $23.6 million in servicing fees, respectively.

As a result of NationsBank Corporation's acquisition of Barnett Banks, Inc., the Company agreed to release Barnett from a five year agreement to sell certain of its mortgage loans to HomeSide. In consideration, the Company received the right to purchase $5.0 billion in mortgage servicing rights, an increase in the weighted average servicing fee for Barnett portfolio loans currently serviced, and will receive $3.0 million cash in June 1998.

As of February 28, 1997, certain members of management owed $1.9 million related to loans granted to purchase shares of the Company's common stock. During the period from March 1, 1997 to February 10, 1998, all related loans were repaid.

17. STOCK BASED COMPENSATION

HomeSide established the HomeSide 1996 Employee Stock Option Plan under which 582,845 shares of Common Stock are reserved for issuance. Options issued under the plan may be either non-qualified or incentive stock options. The options will be exercisable at such prices as are set by HomeSide's board of directors.

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

There was no compensation expense associated with the above option grants since the exercise price was equal to the estimated fair value of the Common Stock at the date of grant.

Options outstanding and the activity for the period from March 1, 1997 to February 10, 1998 and for the period from March 16, 1996 to February 28,
1997 are presented below:
                                      For the Period From    For the Period From
                                        March 1, 1997 to      March 16, 1996 to
                                       February 10, 1998      February 28, 1997
                                                Weighted              Weighted
                                     Options Average Price Options Average Price
Employee stock option plans:
  Outstanding at beginning of year  1,321,716   $10.294           -            -
  Granted                             415,000    20.386   1,341,198      $10.294
  Exercised                            19,431    10.294           -            -
  Forfeited                                 -         -      19,482      $10.294
Outstanding at period end           1,717,285   $12.733   1,321,716      $10.294
Options exercisable at period end     244,912   $10.294           -            -
Weighted average fair value of
  options granted during the period    $11.06                 $3.21

The company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option plans and has adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." If the company had adopted the accounting provisions of SFAS 123 and recognized expense for the fair value of employee stock options granted during the period from March 1, 1997 to February 10, 1998 and the period from March 16, 1996 to February 28, 1997, over the vesting life of the options, pro forma net income before extraordinary loss would be as indicated below (dollars in thousands, except share data):

                                        As Reported                               Pro Forma
                         For the Period from  For the Period from  For the Period from  For the Period from
                           March 1, 1997 to     March 16, 1996 to    March 1, 1997 to     March 16, 1996 to
                          February 10, 1998     February 28, 1997    February 10, 1998    February 28, 1997
Net income                        $74,787              $36,969              $74,158              $36,692
Basic income per share            $  1.72              $  1.14              $  1.71              $  1.14
Diluted income per share          $  1.69              $  1.13              $  1.67              $  1.12

In determining the pro forma disclosures above, the fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. The weighted-average grant date fair values of the options granted during the period from March 1, 1997 to February 28, 1998 and the period from March 16, 1996 to February 28, 1997 were based on the following assumptions:

                                         Risk-Free Interest Rates                         Dividend Yield
                                 For the Period From  For the Period From  For the Period From  For the Period From
                                   March 1, 1997 to     March 16, 1996 to    March 1, 1997 to     March 16, 1996 to
                                  February 10, 1998     February 28, 1997    February 10, 1998    February 28, 1997
1996 Time accelerated restricted
 option plan                        6.31 to 6.97%         6.61 to 6.98%              0.0                  0.0
1996 Employee stock option plan     6.27 to 6.93%         6.50 to 6.86%              0.0                  0.0

                                                  Expected Lives                            Volatility
                                   For the Period From  For the Period From  For the Period From  For the Period From
                                     March 1, 1997 to     March 16, 1996 to    March 1, 1997 to    March 16, 1996 to
                                    February 10, 1998     February 28, 1997    February 10, 1998   February 28, 1997
1996 Time accelerated restricted
option plan                                8.5 years             8.5 years             .35                 .35
1996 Employee stock option plan            7.5 years             7.5 years             .35                 .35

Compensation expense under the fair value-based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying SFAS No. 123 may not be indicative of future amounts. The following table summarizes information about stock options outstanding at February 10, 1998:

         Outstanding                       Exercisable
                      Average                        Average
            Average  Exercise                       Exercise
Shares       Life     Price              Shares       Price
1,302,285     7.3     $10.29            244,912       $10.29
   10,000     8.2      15.75                  -            -
  405,000     8.2      20.50                  -            -
1,717,285     7.5     $12.73            244,912       $10.29

In connection with the National merger, vesting of all outstanding stock options was accelerated or the related options were canceled.

18. EARNINGS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator of the diluted EPS computation.

This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company is required to retroactively adopt this standard when reporting its operating results for periods after December 15, 1997. Income per share after extraordinary loss and weighted average shares are as follows:

                                               For the Period From
                                        March 1, 1997 to February 10, 1998
                                                                Per-Share
                                         Income       Shares       Amount
Basic Earnings per Share
Net income available to common
  stockholders                       $74,787,000    43,474,864     $ 1.72
Option issued (See Note 17)                    -       890,959
Diluted Earnings per Share
Income available to
  common stockholders
  plus assumed conversions           $74,787,000    44,365,823     $ 1.69

                                               For the Period From
                                       March 16, 1996 to February 28, 1997
                                                                   Per-Share
                                        Income       Shares          Amount
Basic Earnings per Share
Net income available to common
  stockholders                       $36,969,000    32,288,313        $ 1.14
Options issued (See Note 17)                   -       399,467
Diluted Earnings per Share
Income available to
  common stockholders
  plus assumed conversions           $36,969,000    32,687,780        $ 1.13

19. CONTINGENCIES

HomeSide, along with its subsidiaries, is a defendant in a number of legal proceedings arising in the normal course of business. HomeSide, in management's estimation, has recorded adequate reserves in the financial statements for pending litigation. Management, after reviewing all actions and proceedings pending against or involving HomeSide, considers that the aggregate liabilities or loss, if any, resulting from the final outcome of these proceedings will not have a material effect on the financial position, results of operations or liquidity of HomeSide.

20. EMPLOYEE BENEFITS

HomeSide offers a 401(k) defined contribution benefit plan in which employees may contribute a portion of their compensation. Substantially all employees are eligible for participation in the plan. The Company matches 100% of amounts contributed up to 4% of an employee's compensation. Further, the Company may contribute additional amounts at its discretion. Total expense related to the benefit plan was approximately $3.0 million and $4.0 million for the period from March 1, 1997 to February 10, 1998 and the period from March 16, 1996 to February 28, 1997, respectively.

21. QUARTERLY FINANCIAL DATA (Unaudited)

                                For the Period From  For the Three  For the Three  For the Three
                                 December 1, 1997 to   Months Ended   Months Ended   Months Ended
                                   February 10,         November 30,   August 31,       May 31,
(In Thousands, Except Share Data)      1998                 1997          1997           1997
Revenue                               $62,523              $72,131       $72,746        $67,458
Expenses                               36,254               38,537        39,733         37,731
Provision for income taxes             10,245               13,102        12,875         11,594
Net income                            $16,024              $20,492       $20,138        $18,133
Net income per share(1)
  Basic                               $  0.37              $  0.47       $  0.46        $  0.42
  Diluted                             $  0.36              $  0.46       $  0.46        $  0.41
Weighted average shares
     outstanding(1)
  Basic                            43,483,633           43,472,568    43,472,568     43,472,568
  Diluted                          44,425,067           44,350,533    44,132,639     43,968,011

(1) Net income per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amount. This is caused by rounding and the averaging effect of the number of share equivalents utilized throughout the year, which changes with the market price of the common stock.

                                       For the Three  For the Three  For the Three  For the Period From
                                       Months Ended   Months Ended   Months Ended     March 16, 1996
                                        February 28,   November 30,    August 31,         to May 31,
(In Thousands, Except Share Data)           1997           1996           1996                1996
Revenue                                    $63,171        $62,325        $57,863             $33,717
Expenses                                    40,288         40,655         40,842              22,609
Provision for income taxes                   8,750          9,015          6,954               4,554
Extraordinary loss from the early
  extinguishment of debt, net of tax         6,440              -              -                   -
Net income                                 $ 7,693        $12,655        $10,067             $ 6,554
Net income per share before
  extraordinary loss on early
  extinguishment of debt(1)
    Basic                                  $  0.37        $  0.36        $  0.29             $  0.34
    Diluted                                $  0.37        $  0.36        $  0.29             $  0.34
Net income per share(1)
    Basic                                  $  0.20        $  0.36        $  0.29             $  0.34
    Diluted                                $  0.20        $  0.36        $  0.29             $  0.34
Weighted average shares outstanding(1)
    Basic                               37,743,651     35,020,068     35,020,068          19,040,000
    Diluted                             38,143,118     35,329,380     35,329,380          19,349,312

(1) Net income per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amount. This is caused by rounding and the averaging effect of the number of share equivalents utilized throughout the year, which changes with the market price of the common stock.

22. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Balance Sheets
                                            February 10,    February 28,
(Dollars in Thousands)                          1998            1997
Assets
Investment in subsidiary                       $700,374        $629,513
Other assets                                     22,202          17,105
Total Assets                                   $722,576        $646,618
Liabilities and Stockholders' Equity
Accounts payable and accrued expenses          $  3,443        $  4,322
Long-term debt                                  130,000         130,000
Total Liabilities                               133,443         134,322
Commitments and Contingencies
Stockholders' Equity:
  Common stock                                      531             531
  Additional paid-in capital                    476,846         476,646
  Retained earnings                             111,756          36,969
                                                589,133         514,146
  Less: Notes received in
    payment for capital stock                         -          (1,850)
Total stockholders' equity                      589,133         512,296
Total Liabilities and Stockholders' Equity     $722,576        $646,618

Statements of Income
                                                 For the            For the
                                              Period From         Period From
                                             March 1, 1997      March 16, 1996
                                            to February 10,     to February 28,
(Dollars in Thousands)                            1998                1997
Revenues
Dividends from subsidiary                       $14,712             $16,965
  Total Revenues                                 14,712              16,965
Expenses
Interest expense                                 14,518              19,445
Other expenses                                      131                 842
  Total Expenses                                 14,649              20,287
Income (loss) before income
  taxes, equity in undistributed income
  of subsidiary and extraordinary loss               63              (3,322)
Income tax benefit                                5,713               8,171
Income before equity in undistributed
  income of subsidiary and
  extraordinary loss                              5,776               4,849
Equity in undistributed income of
  subsidiary                                     69,011              38,560
Extraordinary loss, net of tax                        -               6,440
Net Income                                      $74,787             $36,969

Statements of Cash Flows
                                                 For the            For the
                                               Period From        Period From
                                              March 1, 1997      March 16, 1996
                                             to February 10,     to February 28,
(Dollars in Thousands)                             1998                1997
Cash flows Used in
Operating Activities:
Net income                                     $  74,787           $  36,969
Adjustments to reconcile net income to
  net cash  provided by (used in)
  operating activities:
    Amortization                                       -                 842
    Equity in undistributed earnings of
      subsidiary                                 (69,011)            (38,560)
    Deferred income
      tax benefit                                 (5,713)            ( 8,171)
    Change in other assets and accounts
      payable and accrued liabilities             (2,113)             (3,810)
Net cash used in operating activities          $  (2,050)          $ (12,730)
Cash Flows Used in Investing Activities:
Capital contribution to subsidiary                     -            (376,453)
Net cash used in investing activities                  -            (376,453)
Cash Flows Provided by Financing Activities:
Issuance of bridge financing                           -              90,000
Repayment of bridge financing                          -             (90,000)
Issuance of Notes                                      -             200,000
Payment of debt issue costs                            -             (10,409)
Repayment of long-term debt                            -             (70,000)
Repayment of stockholder loans                      1,850                  -
Proceeds from issuance of common stock                200            269,592
Net cash provided by financing activities           2,050            389,183
Cash and cash equivalents at beginning
  of period                                             -                  -
Cash and cash equivalents at end of period              -                  -
                                                  $     -            $     -
23. SUBSEQUENT EVENTS

On April 1, 1998, HomeSide, Inc.'s primary operating subsidiary, HomeSide Lending, Inc. ("HomeSide Lending"), entered into an agreement with Banc One Mortgage Corporation ("Banc One") to acquire the mortgage servicing assets of Banc One. HomeSide Lending and Banc One have also entered into a Preferred Partner agreement, whereby Banc One will sell a significant portion of its residential mortgage loans to HomeSide Lending over the next five years. The total purchase consideration is $201.0 million cash. The mortgage servicing rights acquired relate to mortgage servicing loans of approximately $18 billion. The transaction is subject to regulatory approvals and is expected to close late in the second calendar quarter of 1998.

On April 6, 1998, the Company signed an agreement with NationsBank Corporation whereby NationsBank agreed to sell HomeSide a national wholesale mortgage loan network which was formerly owned by Barnett Banks, Inc.



BancBoston Mortgage Corporation

Summary Historical Consolidated Financial and Operating Information

 The following table sets forth summary historical consolidated financial and operating information for BBMC (formerly BancBoston Mortgage Corporation and the Predecessor to the Issuer) for the periods prior to its acquisition by the Parent. Such information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the Notes thereto and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of BBMC included elsewhere in this document.

                                                                                    For the Period From
                                                                                      January 1, 1996
                                                       Years ended December 31,         to March 15,
(Dollars in Thousands)                              1993         1994         1995           1996
Consolidated Statements of Operations Data:
Revenues:
Mortgage servicing fees                       $   111,822  $   140,491  $   173,038    $    38,977
Gain (loss) on risk management contracts            6,688       (6,702)     108,702       (128,795)
Amortization of mortgage servicing rights        (112,492)     (66,801)    (108,013)        (7,245)
  Net servicing revenue                             6,018       66,988      173,727        (97,063)
Interest income                                    50,156       31,585       24,324          8,423
Interest expense                                  (44,199)     (33,952)     (27,128)       (10,089)
  Net interest revenue                              5,957       (2,367)      (2,804)        (1,666)
Net mortgage origination revenue (expense)          6,173        4,983        3,417          7,638
Gain on sales of servicing rights                     651       10,862       10,230              -
Other income                                           50          147          511            253
  Total revenues                                   18,849       80,613      185,081        (90,838)
Expenses:
Salaries and employee benefits                     33,096       40,370       45,381         10,287
Occupancy and equipment                             7,966        9,012       10,009          2,041
Servicing losses on investor-owned loans            2,770        7,177        9,981          5,560
Real estate acquired                                1,600          253        1,054            291
Other expenses                                     22,058       19,326       21,896          7,377
  Total expenses                                   67,490       76,138       88,321         25,556
Income (loss) before income taxes and
  cumulative effects of changes in
  accounting principles                       $   (48,641) $     4,475  $    96,760    $  (116,394)
Net income (loss)                             $   (85,185) $     5,405  $    58,826    $   (73,861)
Selected Balance Sheet Data (at Period End):
Mortgage loans held for sale                  $   607,506  $   271,215  $   388,436    $   628,504
Mortgage servicing rights                         281,727      431,148      551,338        542,862
Total assets                                    1,193,583    1,006,887    1,254,303      1,520,357
Note payable to Bank of Boston                  1,019,011      779,021      966,000      1,256,000
Total liabilities                               1,071,223      879,122    1,067,712      1,407,627
Total stockholders' equity                        122,360      127,765      186,591        112,730

Selected Operating Data
Volume of loans originated and acquired       $13,682,761  $14,473,000  $ 9,567,521    $ 4,187,603 (a)
Loan servicing portfolio (at period end)       27,999,100   37,971,200   41,555,354     44,158,163 (a)
Loan servicing portfolio (average)             25,852,400   33,178,600   39,283,700     43,158,072 (a)
Weighted average interest rate
  (at period end)                                    8.07%        7.91%        7.97%          7.90%(a)
Weighted average servicing fee
  (average for period)                              0.372%       0.389%       0.383%         0.380%(a)

(a) Period information is for the period January 1, 1996 to March 31, 1996 and period end information is at March 31, 1996.



Management's Discussion and Analysis of Financial Condition and Results of Operations

BBMC-For the Period January 1, 1996 to March 15, 1996 and January 1, 1995 to March 31, 1995 and for the Two Years Ended December 31, 1995

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

On June 1, 1995, BBMC purchased certain assets and assumed certain liabilities of Bell Mortgage Company ("Bell Mortgage"), a privately-held mortgage origination company located in Minneapolis, Minnesota. The acquisition of Bell Mortgage was accounted for under the purchase method of accounting. Results of operations of Bell Mortgage are included in the 1995 consolidated financial statements from the date of acquisition. See
Note 16 of Notes to Consolidated Financial Statements of BancBoston Mortgage Corporation for further discussion.

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

Net Interest Revenue/Expense

Net interest expense was $2.4 million in 1994 and $2.8 million in 1995. Interest income decreased $7.3 million in 1995 as compared with 1994, primarily as a result of a decrease in the average rate earned on warehouse loans from 9.52% in 1994 to 7.78% in 1995. The reduction in interest income on warehouse loans was partially offset by a $2.1 million increase in interest earned on mortgage loans held for investment. Interest expense decreased $6.8 million in 1995 as compared with 1994 as a result of a decline in the average rate paid on BBMC's borrowings from 7.14% in 1994 to 6.89% in 1995.

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

Provision for (Benefit from) Income Taxes

BBMC recorded a provision for income taxes of $2.5 million and $37.9 million for 1994 and 1995, respectively. The effective income tax rate was 39.2% and 56.4% for 1995 and 1994, respectively. The difference between these rates and the statutory federal tax rate was primarily due to state income taxes, net of federal tax benefit. The changes in the provisions for, and benefit from, income taxes were the result of variances in BBMC's pre-tax income and loss for each of the years presented. For additional information regarding income taxes, refer to Note 10 of Notes to Consolidated Financial Statements of BancBoston Mortgage Corporation.

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

Accounting Changes

On January 1, 1994, BBMC changed its method of accounting for mortgage servicing fees from the cash basis to the accrual basis. See Note 2 of Notes to Consolidated Financial Statements of BancBoston Mortgage Corporation on for further discussion of BBMC's accounting changes.
See "Liquidity and Capital Resources-New Accounting Standard" for a discussion of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," which was adopted by BBMC in 1996.

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



Reports of independent certified public accountants

The Board of Directors
BancBoston Mortgage Corporation

We have audited the accompanying consolidated balance sheet of BancBoston Mortgage Corporation as of December 31, 1995, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BancBoston Mortgage Corporation as of December 31, 1995, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

Jacksonville, Florida

January 18, 1996, except
for the second paragraph
of Note 1 and the fifth
paragraph of Note 2, as to
which the date is March 4, 1996



To the Board of Directors of BancBoston Mortgage Corporation

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


Arthur Andersen, L.L.P.

Jacksonville, Florida
March 14, 1997



BancBoston Mortgage Corporation

Consolidated Balance Sheets

(The Predecessor, Acquired by HomeSide, Inc. on March 15 1996, and now known as HomeSide Lending, Inc.-Note 1)

                                                  At December 31,   At March 15,
(In Thousands)                                         1995             1996
Assets
Cash                                                   $     830         23,216
Mortgage loans
  Held for sale, net                                     388,436        628,504
  Held for investment                                     33,183         65,068
Purchased mortgage servicing rights, net                 533,891        522,469
Excess mortgage servicing receivable, net                 17,447         20,393
Accounts receivable                                       82,473         65,599
Accounts receivable from Bank of Boston and
     affiliates                                              343              -
Pool loan purchases                                       65,272         56,261
Mortgage claims receivable, net                           45,422         17,563
Accrued income tax receivable                                 -          40,867
Deferred tax asset                                        40,724         36,390
Real estate acquired                                       2,627          2,797
Premises and equipment, net                               25,386         25,071
Other assets                                              18,269         16,159
    Total Assets                                      $1,254,303      1,520,357
Liabilities and Stockholder's Equity
Note payable to Bank of Boston                        $  966,000     $1,256,000
Accounts payable and accrued liabilities                  51,683        137,837
Accrued income taxes                                      36,213              -
Long-term debt                                            13,816         13,790
    Total liabilities                                  1,067,712      1,407,627
Commitments and Contingencies
     (Notes 9, 11, 12, 13, 15 and 16)

Stockholder's Equity:
  Common stock, $1 par value per share:
     10,000 shares authorized;
     100 shares issued and outstanding                         -              -
  Additional paid-in capital                             156,666        156,666
Retained earnings (accumulated deficit)                   29,925        (43,936)
  Total stockholder's equity                             186,591        112,730
    Total Liabilities & Stockholder's Equity          $    1,254     $1,520,357

The accompanying notes are an integral part of these financial statements.



BancBoston Mortgage Corporation

Consolidated Statements of Operations and Retained Earnings

(The Predecessor, Acquired by HomeSide, Inc. on March 15 1996, and now known as HomeSide Lending, Inc.-Note 1)

                                                                    For the
                                                     Year         Period From
                                                    Ended       January 1, 1996
                                                  December 31, through March 15,
(In Thousands)                                       1995            1996
Revenues:
  Mortgage servicing fees                           $ 173,038         $  38,977
  Gain (loss) on risk management contracts            108,702          (128,795)
  Amortization of mortgage servicing rights          (108,013)           (7,245)
    Net servicing revenue                             173,727           (97,063)
  Interest income                                      24,324             8,423
  Interest expense                                    (27,128)          (10,089)
    Net interest revenue (expense)                     (2,804)           (1,666)
  Net mortgage origination revenue                      3,417             7,638
  Gain on sales of servicing rights                    10,230                 -
  Other income                                            511               253
    Total Revenues                                    185,081           (90,838)
Expenses:
  Salaries and employee benefits                       45,381            10,287
  Occupancy and equipment                              10,009             2,041
  Servicing losses on investor-owned loans              9,981             5,560
  Real estate acquired                                  1,054               291
  Other expenses                                       21,896             7,377
    Total Expenses                                     88,321            25,556
Income (loss) before income taxes and cumulative
  effect of change in accounting principle             96,760          (116,394)
Income tax expense (benefit) before cumulative
  effect of change in accounting principle:
    Current                                            47,646           (46,867)
    Deferred                                           (9,712)            4,334
      Total Income Tax Expense (Benefit)               37,934           (42,533)
Income (loss) before cumulative effect of change
  in accounting principle                              58,826           (73,861)
Cumulative effect on prior years of change in
  accounting for mortgage servicing fee income,
  net of tax                                                -                 -
    Net Income (Loss)                                  58,826           (73,861)
Retained Earnings (Accumulated Deficit),
  January 1                                           (28,901)           29,925
Retained Earnings (Accumulated Deficit),
  end of period                                     $  29,925         $ (43,936)

The accompanying notes are an integral part of these financial statements.



BancBoston Mortgage Corporation

Consolidated Statements of Cash Flows

(The Predecessor, Acquired by HomeSide, Inc. on March 15 1996, and now known as HomeSide Lending, Inc.-Note 1)

                                                                   For the
                                                      Year        Period From
                                                     Ended      January 1, 1996
                                                  December 31, through March 15,
(In Thousands)                                        1995           1996
Cash flows provided by (used in) operating
     activities:
  Net income (loss)                               $    58,826       $   (73,861)
  Adjustments to reconcile net income (loss)
     to cash provided by (used in) operations:
    Cumulative effect of change in accounting
     for mortgage servicing fees, net of tax                -                 -
    Amortization                                      108,404             7,327
    Depreciation                                        3,133               719
    Servicing losses on investor-owned loans            9,981             5,560
    Deferred tax (benefit) expense                     (9,712)            4,334
    Gain on sale of mortgage servicing rights         (10,230)                -
    (Gain) loss on risk management contracts         (108,702)          128,795
    Write down of real estate acquired                  1,699             1,067
    Capitalized excess mortgage servicing
     receivable                                        (7,513)           (3,967)
    Mortgage loans originated and purchased
     for sale                                      (4,816,964)       (2,027,741)
    Proceeds and principal repayments of mortgage
      loans held for sale                           4,694,909         1,787,673
    Change in accounts receivable                     (16,053)           17,217
    Change in pool loan purchases                      12,205             9,011
    Change in mortgage claims receivable               (5,383)           25,863
    Change in accrued income taxes                     31,388           (77,080)
    Change in other assets and accounts payable
     and accrued liabilities                          (11,899)           82,622
      Net cash provided by (used in) operating
       activities                                     (65,911)         (112,461)
Cash flows provided by (used in) investing
     activities:
  Principal payments on (net origination) of
     mortgage loans held for investment                12,966           (31,885)
  Purchase of premises and equipment                   (3,141)             (404)
  Acquisition of Bell Mortgage                           (891)                -
  Purchase of mortgage servicing rights              (193,013)          (60,171)
  Proceeds from (amounts paid for) risk management
      contracts, net                                   27,120           (63,426)
  Proceeds from real estate acquired                    2,610               759
  Proceeds from sales of mortgage servicing rights     28,649                 -
      Net cash used in investing activities          (125,700)         (155,127)
Cash flows provided by (used in) financing
     activities:
  Borrowings from Bank of Boston                    3,669,085         1,692,500
  Repayments to Bank of Boston                     (3,482,106)       (1,402,500)
  Repayment of long-term debt                            (191)              (26)
        Net cash provided by (used in) financing
         activities                                   186,788           289,974
Net increase (decrease) in cash                        (4,823)           22,386
  Cash at January 1                                     5,653               830
  Cash at end of period                           $       830        $   23,216
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                      $    27,498        $    9,211
    Income taxes                                  $    16,258        $   30,213
Supplemental schedule of non-cash investing
 activities:
  BBMC purchased bulk mortgage servicing rights
   during the years 1994 and 1995. In conjunction
    with purchases, accounts payable were assumed $    23,022        $        -

The accompanying notes are an integral part of these financial statements.



Notes to Consolidated Financial Statements

1. ORGANIZATION

BancBoston Mortgage Corporation ("BBMC" or the "Company") was a wholly-owned subsidiary of The First National Bank of Boston ("Bank of Boston"), which was a wholly-owned subsidiary of Bank of Boston
Corporation. In December 1995, Bank of Boston Corporation signed an agreement with Thomas H. Lee Company and Madison Dearborn Partners ("Investors") to sell BBMC, creating an independent mortgage company. Under the terms of the agreement, Bank of Boston received cash and an equity interest in the new company, HomeSide, Inc. The Investors acquired majority interest in HomeSide, Inc. The transaction closed March 15, 1996. Upon completion of the transaction, BBMC was renamed HomeSide Lending, Inc. BBMC is the Predecessor company to both HomeSide, Inc. and HomeSide Lending, Inc. On March 4, 1996, Barnett Banks, Inc. ("Barnett") entered into an agreement to sell certain of its mortgage banking operations, primarily its servicing portfolio and proprietary mortgage banking software systems to HomeSide, Inc. Barnett received cash and an ownership interest in HomeSide, Inc. The transaction closed May 31, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include BBMC and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated. These financial statements have been prepared using the carrying values of BBMC and do not reflect the purchase of BBMC as discussed in Note 1.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically, management adjusts the amount of amortization recorded based on the effect of anticipated changes in prepayment speeds.

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

BBMC acquires financial instruments, including derivative contracts (risk management contracts), to partially protect the value of mortgage servicing rights from the effects of prepayment activity caused by interest rate declines. These financial instruments increase or decrease in value in an inverse relationship to changes in market interest rates. Accordingly, as interest rates decline, these financial instruments will increase in value, and as interest rates increase, these financial instruments will decline in value. The value of these financial instruments will fluctuate daily with interest rate changes, and these fluctuations may be significant. However, thedecline in the value of these financial instruments is limited to the value recorded in the balance sheet. These financial instruments primarily include options on U.S. treasury futures, forward contracts, and interest rate floors.

As of March 15, 1996, due to rising interest rates, the risk management contracts had declined in value by the carrying amount recorded on the balance sheet at December 31, 1995 (see Note 14).

The cost of option contracts to manage BBMC's fixed and variable rate loan origination commitments are capitalized and amortized as an adjustment of gain or loss over the life of the underlying option contract. Unamortized premiums are included in other assets on the balance sheet. At March 15, 1996, BBMC had call options to purchase mortgage-backed securities with a total face amount of $653.0 million. The unamortized premiums associated with these options were $2.6 million at March 15, 1996. There were no put options outstanding as of the balance sheet date.

Short-term option contracts that are used to manage interest rate risk on BBMC's mortgage servicing rights are marked-to-market with gains or losses recognized in current income. The current market value of these option contracts are included in the balance of capitalized mortgage servicing rights. At March 15, 1996, the current market value of these option contracts included in mortgage servicing rights was $20.2 million. Unrealized gains (losses) at December 31, 1995 and March 15, 1996, included in the consolidated statements of operations were $86.5 million and ($56.6) million, respectively.

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

Purchased and originated mortgage servicing rights

Purchased mortgage servicing rights (PMSR) represent the cost of purchasing the right to service mortgage loans originated by others. PMSR are amortized as a reduction of servicing fee income over the estimated servicing period in proportion to the estimated future net cash flows from the loans serviced. Remaining PMSR asset balances are evaluated for impairment by determining their estimated recoverable amount through applying the discount rate in effect at the time the servicing was purchased to the estimated future aggregate net cash flows from the underlying mortgages. The carrying value is written down for any impairment; such write-downs are included in the amortization of mortgage servicing rights.

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

SFAS No. 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based on the fair value of these rights. For the purposes of determining impairment, BBMC's mortgage servicing rights are stratified based on interest rate and type of loan(conventional/government). Impairment, if any, is recognized through a valuation allowance for each impaired stratum. BBMC did not record any impairment charges related to its mortgage servicing right portfolio for the period January 1, 1996 through March 15, 1996.

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

Pool loan purchases

Pool loan purchases are carried at cost and consist of FHA-insured, VA-guaranteed, and conventional loans purchased from mortgage-backed securities serviced by BBMC for others. At the purchase date, these loans were delinquent or in the process of foreclosure or repayment. Losses associated with pool loan purchases are largely reimbursed by the insurer.

Mortgage claims receivable

Mortgage claims receivable includes claims filed primarily with the FHA and the VA. These receivables are carried at cost, less an allowance for estimated amounts that are not collectible from the mortgage insuring agencies.

Real estate acquired

Real estate acquired includes properties on which BBMC has foreclosed and taken title. It is initially reported at the lower of the carrying value of the loan or the fair value of the real estate obtained, less estimated selling costs. The excess, if any, of the loan balance over the fair value of the property at the time of transfer to real estate acquired is charged to the reserve for estimated servicing losses on investor-owned loans. Subsequent declines in the value of the property and costs related to holding the property are charged against income.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or the term of the lease.

Other assets

Other assets consist primarily of a prepaid pension asset of ($9.8 million at March 15, 1996) allocated from the Bank of Boston, and the excess of cost over fair value of net assets acquired. The excess of cost over fair value of net assets acquired is amortized using a straight-line basis over periods varying from seven to twenty-five years.

Mortgage servicing fees

Mortgage servicing fees represent fees earned for servicing mortgage loan owned by investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recognized as income on an accrual basis.

Servicing losses on investor-owned loans

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

Income taxes

BBMC files its federal tax return through inclusion in Bank of Boston Corporation's consolidated return. Accordingly, Bank of Boston's federal tax provision is allocated to all member subsidiaries as if each member were a separate taxpayer. However, the timing of utilization of certain of BBMC's tax attributes may differ from a stand-alone tax-paying basis. BBMC accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, current tax liabilities or assets are recognized through charges or credits to the current tax provision for the estimated taxes payable or refundable for the current year.

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

3. PURCHASED MORTGAGE SERVICING RIGHTS AND EXCESS MORTGAGE SERVICING
   RECEIVABLE

PMSR consist of the following:
                                   December 31,      March 15,
(In Thousands)                          1995           1996
PMSR                                $954,931         $951,817
Accumulated amortization            (421,040)        (429,348)
Balance                             $533,891         $522,469

EMSR consist of the following:
                                    December 31,      March 15,
(In Thousands)                          1995             1996
EMSR                                $ 66,465         $ 70,432
Accumulated amortization             (49,018)         (50,039)
Balance                             $ 17,447         $ 20,393

4. RESERVE FOR ESTIMATED SERVICING LOSSES ON INVESTOR-OWNED LOANS

An analysis of the reserve for estimated servicing losses on investor-owned loans is as follows:
                                             December 31,      March 15,
(In Thousands)                                   1995            1996
Balance at January 1                         $ (6,650)      $  (9,400)
Servicing losses on investor-owned loans       (9,981)         (5,560)
Charge-offs                                     7,473           2,725
Recoveries                                       (242)              -
Ending Balance                               $ (9,400)      $ (12,235)

5. MORTGAGE SERVICING PORTFOLIO

BBMC's residential mortgage servicing portfolio totaled $41.5 billion and $44.2 billion at December 31, 1995 and March 15, 1996, respectively, and included mortgage-backed securities of $28.5 billion and $29.1 billion at December 31, 1995 and March 15, 1996, respectively. In addition, BBMC's commercial loan servicing portfolio totaled $0.9 billion and $0.2 billion at December 31, 1995 and March 15, 1996, respectively. Related fiduciary funds are segregated in trust accounts, principally deposited with Bank of Boston, and are not included in the accompanying consolidated financial statements.

BBMC has in force an errors and omissions policy in the amount of $25 million. Fidelity coverage up to a limit of $75 million, subject to a $1 million deductible, is provided under a Bank of Boston master program.

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:
                                      December 31,      March 15,
(In Thousands)                            1995            1996
Land                                   $  4,086        $  4,086
Building                                 14,477          14,476
Furniture and equipment                  26,870          25,967
Leasehold improvements                      824             877
                                         46,257          45,406
Accumulated depreciation
    and amortization                    (20,871)        (20,335)
Balance                                $ 25,386        $ 25,071

7. NOTE PAYABLE TO BANK OF BOSTON

BBMC borrows funds on a demand basis from Bank of Boston under a $1.25 billion line of credit, collateralized by substantially all of BBMC's assets. At December 31, 1995 and March 15, 1996, the interest rate was 6.8% and 7.7%, respectively, less the benefit received from balances held at Bank of Boston. Interest expense, net of this benefit, was $20.5 million and $6.7 million for the years ended December 31, 1995, and for the period January 1, 1996 to March 15, 1996, respectively.

8. LONG-TERM DEBT

Long-term debt consists of a 30-year mortgage note, payable monthly with interest at 9.5%, maturing in 2017. BBMC's main office building is pledged as collateral. Principal payments due on long-term debt as of March 15, 1996, are as follows:
                         March 15,
(In Thousands)             1996
1997                      $   230
1998                          234
1999                          258
2000                          283
2001                          312
Thereafter                 12,473
Total Due                 $13,790

9. EMPLOYEE BENEFITS

BBMC participates with Bank of Boston and its affiliates in a non-contributory defined benefit pension plan (Plan) covering substantially all full-time employees. Bank of Boston funds the Plan in compliance with the requirements of the Employee Retirement Income Security Act.

The Plan is an account balance defined benefit plan in which each employee has an account to which amounts are allocated based on level of pay and years of service and which grows at a specific rate of interest. Benefits accrued prior to 1989 are based on years of service, highest average compensation, and social security benefits. Expense (income) associated with this Plan was $0.5 million for the year ended December 31, 1995, and $0.3 million for the period January 1, 1996 to March 15, 1996.

BBMC also maintains non-qualified deferred compensation and retirement plans for certain officers. All benefits provided under these plans are unfunded and any payments to plan participants are made by BBMC. As of December 31, 1995 and March 15, 1996, approximately $0.7 million and $0.7 million, respectively, were included in accrued expenses and other liabilities for these plans. For the year ended December 31, 1995 and for the period January 1, 1996 to March 15, 1996, expense related to these plans was $0.2 million and $0.1 million, respectively.

BBMC also participates with Bank of Boston and its affiliates in a thrift incentive plan. Under this plan, employer contributions are generally based on the amount of eligible employee contributions. The amounts charged to operating expense under this plan were $0.2 million and $0.1 million for the year ended December 31, 1995 and for the period January 1, 1996 to March 15, 1996, respectively. BBMC employees are eligible to participate in the thrift plan until October 1, 1996 at which time BBMC participant accounts will become part of a similar plan offered by the new company.

BBMC participates with Bank of Boston and its affiliates by providing certain health and life insurance benefits for retired employees. Eligible employees currently receive credits up to $10 thousand based on years of service, which are used to purchase post-retirement health care coverage. Life insurance coverage is dependent on years of service at retirement.

Amounts charged to employee benefits expense for these benefits were $0.5 million and $0.8 million for the year ended December 31, 1995 and for the period January 1, 1996 to March 15, 1996, respectively. After March 15, 1996 retiree benefits associated with current retirees will be assumed by Bank of Boston.

The components of post-retirement benefits expense for the year ended December 31 were as follows:

(In Thousands)                                              1995
Service cost (benefits earned during the period)            $ 53
Interest cost on projected benefit obligation                264
Amortization:
  Unrecognized net asset                                     250
  Unamortized gain                                           (53)
Net post-retirement benefit cost                            $514

BBMC's unfunded accumulated post-retirement benefit obligation for the year ended December 31 was as follows:

(In Thousands)                                              1995
Accumulated post-retirement benefit
  obligation for retirees                                $ 3,515
Unrecognized net gain                                      1,541
Unrecognized net obligation                               (4,250)
Post-retirement benefit liability                        $   806

Assumptions used in actuarial computations were:
                                                            1995
Rate of increase in future
  compensation levels                                       4.50%
Weighted average discount rate                              7.25%
Medical inflation rate 8% declining to 5% in 1999

An increase of 1% in the assumed health care cost trend rate would result in an increase of 5.8% in the accumulated post-retirement benefit obligation and 4.9% in annual post-retirement benefit expense for the year ended December 31, 1995.

These retirement plans are assessed annually. There was no actuarial valuation at March 15, 1996. Post-retirement benefit expense for the period January 1, 1996 to March 15, 1996 was $0.1 million.

10. INCOME TAXES

The components of the net deferred tax asset are as follows:

                                    December 31,      March 15,
(In Thousands)                          1995            1996
PMSR                                  $34,008         $28,167
EMSR                                    8,957           8,881

Reserve for estimated servicing
  losses on investor-owned loans        3,657           4,759
Other                                  (1,301)         (1,303)
Valuation reserve                      (4,597)         (4,114)
Net deferred tax assets,
  net of reserve                      $40,724         $36,390

The deferred tax assets, net of the valuation reserve, can be realized from the reversal of existing deferred tax liabilities and by carryback to previous years with taxable income. The valuation reserve has been primarily established against state deferred tax assets where carryback is not permitted.

The components of the provision for (benefit from) income taxes are as follows:
                                        December 31,      March 15,
(In Thousands)                              1995            1996
Current tax provision (benefit)           $47,646        $(46,867)
Deferred tax (benefit)expense on income    (8,651)          4,817
  Change in valuation reserve              (1,061)           (483)
Net deferred tax (benefit)expense          (9,712)          4,334
Income tax provision (benefit) before
  cumulative effect of changes
   in accounting principles                37,934         (42,533)
Change in accounting for
  mortgage servicing fee                        -               -
Total income tax provision (benefit)      $37,934        $(42,533)

The following table reconciles the expected federal tax provision (benefit) on income (loss) before cumulative effect of change in accounting principle, based on the federal statutory tax rate of 35%, to the actual tax provision (benefit) before cumulative effect of changes in accounting principles:
                                           December 31,      March 15,
(In Thousands)                                 1995            1996
Expected tax provision (benefit)
  applicable to income (loss) before
  cumulative effect of change in
  accounting principle                        $33,866        $(40,738)
Effect of:
  State income taxes, net of
    federal tax benefits                        3,774             743
  Other                                           294          (2,538)
Actual tax provision (benefit) before
  cumulative effect of change in
  accounting principle                        $37,934        $(42,533)

11. LEASE COMMITMENTS

BBMC leases office facilities and equipment under noncancelable leases that include renewal options and escalation clauses which extend into 1999. Rental expense for leases of office facilities and equipment was $3.9 million for the year ended December 31, 1995 and $1.8 million for the period January 1, 1996 to March 15, 1996. BBMC's minimum future lease commitments are as follows:

              December 31, March 15,
(In Thousands)     1995     1996
1996              $1,996   $1,837
1997                 622    1,910
1998                 280    1,764
1999                  52    1,079
2000                   -      107
Thereafter             -       21
Total             $2,950   $6,718

12. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

BBMC purchases financial instruments and enters into financial agreements with off-balance sheet risk in the normal course of business through the origination and selling of mortgage loans and the management of the risk of fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is the possibility that a loss may occur if a counterparty to atransaction fails to perform according to the terms of the contract. Interest rate risk is the possibility that a change in interest rates will cause the value of a financial instrument to decrease or become more costly to settle. Financial instruments primarily used by BBMC include commitments to extend credit, mandatory and optional forward commitments, commitments to purchase mortgage servicing rights, and other instruments to minimize the interest rate risk of capitalized servicing assets, primarily options on treasury bond futures.

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

The following is a summary of BBMC's notional amounts and fair values of interest rate products as of December 31, 1995, and March 15, 1996:

                                    December 31, 1995       March 15, 1996
                                 Notional   Estimated    Notional   Estimated
(In Thousands)                    Amount   Fair Value(1)  Amount   Fair Value(1)
Purchased commitments to sell
 mortgage loans:
  Mandatory forward contracts   $1,169,559   $ (9,798)   $941,087     $16,099
  Options on mortgage-backed
     securities                    315,000          -     653,000       7,607
Risk management contracts:
  Purchased                      3,107,500    118,753     781,000      17,990
  Sold                             295,000    (33,833)          -           -

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

Until such time, it represents only potential exposure. The obligation to lend may be voided if the customer's financial condition deteriorates or if the customer fails to meet certain conditions. Commitments to originate mortgage loans do not necessarily reflect future cash requirements since some of the commitments are expected to expire without being drawn upon. Commitments to originate mortgage loans totaled $885.6 million at December 31, 1995 and $956.4 million at March 15, 1996.

Mortgage loans sold with recourse

BBMC sells mortgage loans with recourse to various investors and retains the servicing rights on these loans. The total outstanding balance of loans sold with recourse does not necessarily represent future cash outflows. The total outstanding principal balance of loans sold with recourse was $6.8 million at December 31, 1995 and $7.0 million at March 15, 1996.

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

13. OTHER RELATED PARTY TRANSACTIONS

BBMC services mortgage loans for Bank of Boston and its affiliates. The balances of those portfolios totaled $2.0 billion and $2.0 billion at December 31, 1995 and March 15, 1996, respectively. Related servicing fees are included in mortgage servicing fees and were $7.6 million and $1.2 million for the year ended December 31, 1995 and for the period January 1, 1996 to March 15, 1996, respectively.

BBMC reimburses Bank of Boston and its affiliates for certain occupancy and supplies costs. Total costs reimbursed were $0.7 million for the year ended December 31, 1995 and $0.2 million for the period January 1, 1996 to March 15, 1996.

BBMC services real estate acquired by the Bank of Boston and its affiliates. Related expenses are reimbursed and were $1.7 million for the year ended December 31, 1995 and $1.7 million for the period January 1, 1996 to March 15, 1996.

An affiliate of Bank of Boston purchases a 99.25% participation in mortgages in the process of being sold to permanent investors. The principal balances sold under this agreement aggregated approximately $6.5 billion for the year ended December 31, 1995, and $0.7 billion for the period January 1, 1996 to March 15, 1996.

BBMC purchased mortgage servicing rights from Bank of Boston during 1995 and capitalized $4.8 million in mortgage servicing rights associated with this transaction.

BBMC sold mortgage loans to Bank of Boston and its affiliates in its normal course of business. These sales totaled $0.5 billion for the year ended December 31, 1995, and $0.6 billion for the period January 1, 1996 to March 15, 1996. Included in mortgage loans held for sale are loans which will be sold to Bank of Boston and its affiliates totaling $18.1 million at December 31, 1995, and $64.1 million at March 15, 1996.

Miscellaneous administrative services are provided by related companies. These services did not have a material impact on the consolidated financial statements.

14.DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The estimated fair values of BBMC's financial instruments are as follows:

                                  December 31, 1995       March 15, 1996
                                   Carrying  Fair       Carrying    Fair
(In Thousands)                      Amount   Value        Amount   Value
Assets
Cash                              $    830 $    830   $   23,216  $ 23,216
Mortgages held for sale            388,436  395,984      628,504   633,993
Mortgages held for investment       33,183   35,003       65,068    65,068
Accounts receivable                 82,816   82,816       65,599    65,599
Pool loan purchases                 65,272   65,272       56,261    56,261
Mortgage claims receivable          45,422   45,422       17,563    17,563
Excess mortgage servicing
    receivable                      17,447   19,117       20,393    23,100
Risk management contracts,
    classified as PMSR, and other
     assets(2)                      84,520   84,920       20,169    20,169
Liabilities
Note payable to Bank of Boston     966,000  966,000    1,256,000 1,256,000
Long-term debt                      13,816   16,211       13,790    21,695
Off-Balance Sheet(1)
Commitments to originate
  mortgage loans                         -    1,094            -    27,250
Mandatory forward contracts
  to sell mortgages(2)                   -   (9,798)           -    16,099
Options on mortgage-backed
  securities(2)                          -        -            -     7,607
Risk management contracts                -        -            -         -

(1) Parentheses denote a liability.
(2) See Note 12 for additional disclosures on notional amounts.

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

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Further, the fair value estimates were calculated as of December 31, 1995 and March 15, 1996. Changes in market interest rates and prepayment assumption could significantly change the fair value.

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

16. ACQUISITION OF BELL MORTGAGE

On June 1, 1995, BBMC purchased the assets and liabilities of Bell Mortgage Company ("Bell Mortgage"), a privately-held mortgage origination company located in Minneapolis, Minnesota, for $0.9 million in cash. The acquisition of Bell Mortgage was accounted for as a purchase. Accordingly, the purchase price was allocated to net assets acquired based upon their estimated fair market value. As of a result of the acquisition, goodwill of $0.4 million was recorded and is being amortized over a 7-year period using the straight-line method.

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



MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

HomeSide's common stock was listed on the New York Stock Exchange ("NYSE") under the symbol HSL. As of February 10, 1998 and February 28, 1997, there were 99 and 86 shareholders of record of the Company's common stock, respectively. Class C common stock has no voting rights and is not publicly traded. There was 1 shareholder of record of Class C common stock as of February 10, 1998 and February 28, 1997.

Common stock of HomeSide, Inc. was initially sold to the public on January 30, 1997, and the transaction closed on February 5, 1997. High and low sales prices as reported by the NYSE for the Company's stock are as follows:

                                                             High       Low
For the period from January 31,
  1997 to February 28, 1997                                 19         16 1/8
For the three months ended May 31, 1997                     18 7/8     13 1/2
For the three months ended August 31, 1997                  23 5/8     17 3/4
For the three months ended November 30, 1997                27 7/16    13 1/2
For the three months ended February 10, 1998                27 7/8     27 5/16
For the period from March 1, 1997 to February 10, 1998      27 7/8     13 1/2

During the fiscal years ended February 10, 1998 and February 28, 1997, no dividends were declared or paid on HomeSide's common stock.